UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ___)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[X]
Securities Act Rule 802 (Exchange Offer)	[ ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

TJ Group Plc
(Name of Subject Company)

(Translation of Subject Company's Name into English (if applicable)

Finland
(Jurisdiction of Subject Company's Incorporation or Organization)

TJ Group Plc
(Name of Person(s) Furnishing Form)

Shares
(Title of Class of Subject Securities)

(CUSIP Number of Class of Securities (if applicable))

Total: 107 pages

MR. CRAIG BERRY
c/o TJ Group Americas, Inc.
15770 North Dallas Tollway, Suite 600
Dallas, Texas 75248
Tel: 972-980-8032

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 28, 2002

(Date Tender Offer/Rights Offering Commenced)

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PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Attached is the prospectus.

Item 2. Informational Legends

The required legend is on the outside cover page of the prospectus.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Form F-X accompanies this Form.

PART IV - SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TJ Group Plc

(Signature)

Timo Nurminiemi, Controller Anneli Saarikoski CFO

May 28, 2002
(Date)

This is an unofficial English language translation of the original Finnish language Offering Memorandum dated May 21, 2002. In the event of any discrepancies between the original Finnish language Offering Memorandum and this unofficial English language translation, the original Finnish language Offering Memorandum shall prevail.

OFFERING MEMORANDUM **May 21, 2002**

TJGROUP

TJ GROUP PLC

(Formed as a limited liability company in the Republic of Finland)

OFFERING UP TO 59,271,785 SHARES

Subscription price: EUR 0.17 per Share

The shareholders of TJ Group Plc (the "Company" and together with its subsidiaries "TJ Group" or the "Group") at an extraordinary shareholders meeting held on May 20, 2002, decided, in deviation of their pre-emptive right of subscription, to increase the Company's share capital by a maximum of EUR 1,185,435.70 through a share issue of no more than 59,271,785 new shares (the "Share Issue") with the book-value equivalent of EUR 0.02 per share ("Share").

Any shareholder who is registered in the Company's shareholders' register maintained by Finnish Central Securities Depository Ltd. (the "FCSD") on May 23, 2002, is entitled to subscribe for six (6) new Shares for each seven (7) shares owned by him or her for the subscription price of EUR 0.17 per Share. A shareholder who is registered in the Company's shareholders' register on May 23, 2002, and who has exercised his primary subscription right, may on the basis of his secondary subscription right subscribe for new Shares that were not subscribed for on the basis of the primary subscription rights. A person holding warrants issued by the Company, who has been recorded in the register of warrant holders on May 23, 2002, is entitled to subscribe for Shares on the basis of his or her primary and secondary subscription rights on the same terms as a shareholder in the Company so that the warrant holder is on the basis of his primary subscription right entitled to subscribe for six (6) new Shares for each seven (7) shares that may be subscribed for on the basis of warrants. This right to subscribe for Shares may not be sold or transferred and the shareholder or the warrant holder will not receive tradable subscription rights. The information on this cover page concerning the Share Issue shall be read in conjunction with the section "Terms of Subscription".

The subscription period on the basis of the primary and secondary subscription right is from May 30, 2002 to June 14, 2002 (the "Subscription Period").

The Company's shares are listed on the Main List of the Helsinki Securities and Derivatives Exchange, Clearing House Ltd. (the "Helsinki Exchanges") under the trading code TJT1V. The trading of new Shares subscribed for on the basis of the primary and secondary subscription right is expected to commence on the Main List of the Helsinki Exchanges *pari passu* with the existing shares of the Company after the share capital increase equivalent to the amount of the Share Issue, has been recorded in the Trade Register maintained by the National Board of Patents and Registration of Finland (the "Trade Register") on or about June 20, 2002.

The subscribed Shares entitle their holders to full dividends for the financial period commencing on January 1, 2002, provided that the shareholders of the Company, at a general meeting of shareholders, resolve to distribute dividends. The other rights pertaining to the new Shares will take effect on the registration date of the share capital increase.

Prospective investors are requested to familiarize themselves in particular with the section "Investment Considerations".

Certain shareholders of the Company have on April 29, 2002 given a subscription undertaking to the Company concerning the subscription of a maximum of 67,140,000 Shares (the "Subscription Undertaking") (see "Shares, Share Capital and Ownership Structure – The Company's Shareholders – Subscription Undertaking").

THIS SHARE OFFERING IS MADE FOR THE SECURITIES OF A FOREIGN COMPANY. THE OFFER IS SUBJECT TO THE DISCLOSURE REQUIREMENTS OF A FOREIGN COUNTRY THAT ARE DIFFERENT FROM THOSE OF THE UNITED STATES. FINANCIAL STATEMENTS INCLUDED IN THE DOCUMENT HAVE BEEN PREPARED IN ACCORDANCE WITH FOREIGN ACCOUNTING STANDARDS THAT MAY NOT BE COMPARABLE TO THE FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

IT MAY BE DIFFICULT FOR YOU TO ENFORCE YOUR RIGHTS AND ANY CLAIM YOU MAY HAVE ARISING UNDER THE SECURITIES LAWS OF THE UNITED STATES, SINCE THE ISSUER IS LOCATED IN A FOREIGN COUNTRY, AND SOME OR ALL OF ITS OFFICERS AND DIRECTORS MAY BE RESIDENTS OF A FOREIGN COUNTRY. YOU MAY NOT BE ABLE TO SUE THE FOREIGN COMPANY OR ITS OFFICERS OR DIRECTORS IN A FOREIGN COURT FOR VIOLATIONS OF THE U.S. SECURITIES LAWS. IT MAY BE DIFFICULT TO COMPEL A FOREIGN COMPANY AND ITS AFFILIATES TO SUBJECT THEMSELVES TO A U.S. COURT'S JUDGMENT.

Lead Manager:

PCA CORPORATE FINANCE OY

PCA Corporate Finance

Member of the LB Kiel Group

STATEMENT BY THE BOARD OF DIRECTORS

TJ Group Plc accepts liability for the information contained in this Offering Memorandum. To the best knowledge and belief of the members of the Board of Directors of the Company, the information contained in this Offering Memorandum is accurate and complete in all material respects and does not omit any material facts.

In Helsinki, May 21, 2002

The Board of Directors of TJ Group Plc

RESTRICTIONS

This Offering Memorandum has been prepared by the Company in connection with the Share Issue to be used solely for the purpose of enabling potential investors to consider the subscription of Shares. Partial or complete reproduction or distribution of the Offering Memorandum and disclosure or use of its contents for any other purpose than to consider an investment in the Shares is forbidden.

No person has been authorized to give any information or to make any representation concerning the Shares other than as contained in this Offering Memorandum. If given or made, such information or representation must not be relied upon as having been authorized by the Company or PCA Corporate Finance Oy (the "Lead Manager" or "PCA"). The publication of this Offering Memorandum shall not, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Group since such date. The obligation to supplement an offering memorandum is set forth in Chapter 2, Section 3, Paragraph 6 of the Finnish Securities Market Act (26.5.1989/495).

This Offering Memorandum has been prepared in accordance with Finnish law, including the Securities Market Act, the Decision by the Ministry of Finance on Listing Particulars (19.3.1997/197) and the regulations and guidelines issued by the Finnish Financial Supervision Authority (the "Financial Supervision"). The offering of Shares in accordance with this Offering Memorandum shall be governed by and construed in accordance with Finnish law. Any disputes relating to the Share Issue shall be settled in a competent court of law in Finland. The Financial Supervision has approved the original Finnish language Offering Memorandum, but is not responsible for the completeness or accuracy of the information presented therein. The file number the Financial Supervision's decision approving the Offering Memorandum is 75/271/2002, and the file number of the exemption is 74/271/2002. This is an unofficial English language translation of the original Finnish language Offering Memorandum dated May 21, 2002. This translation has been prepared solely for the purpose of providing information on the contents of the original Finnish language Offering Memorandum. In the event of any discrepancies between the original Finnish language Offering Memorandum and this unofficial English language translation, the original Finnish language Offering Memorandum shall prevail.

The distribution of this Offering Memorandum and the offering and subscription of the Shares may be restricted by law in certain jurisdictions. Persons into whose possession this Offering Memorandum comes are required by the Company and the Lead Manager to familiarize themselves with and to observe any such restrictions. This Offering Memorandum may not be distributed or published in connection with the offering of shares in any state or under any other circumstances in which the offering of shares would be unlawful. This Offering Memorandum is not an offer to sell shares or a request for the offering of shares in any state in which such offering or tendering would be unlawful.

This Offering Memorandum is being distributed by the Company only to, and is directed at (a) persons who have professional experience in matters relating to investments falling within Article 19(1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order") or (b) high net worth entities, and other persons to whom it may otherwise lawfully be communicated, falling within Article 49(1) of the Order (all such persons together being referred to as "relevant persons"). The investments, to which this document relates are available only to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such investments will be engaged in only with, relevant persons. Other persons should not act or rely on this document or any of its contents.

The Company will not offer or sell any such investments to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not

5

result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995.

This Offering Memorandum may not be passed on to any person in Canada, Australia or Japan.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in "Summary of the Share Issue", "Investment Considerations", "Recent Business Developments and Future Prospects" and elsewhere in this Offering Memorandum are forward-looking. Such forward-looking statements and information are based on the beliefs of the Company's management or are assumptions based on information available to the Company. When used in this document, the words "anticipate", "believe", "estimate" and "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such forward-looking statements reflect the current views of the Company or its management with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Group to be materially different from these express or implied forward-looking statements about results, performance or achievements, including, among others, the Group's products, technological development, growth management, customer relations, general economic and business conditions, changes in domestic and foreign laws and regulations (including those of the European Union), taxes, changes in competition and pricing environment and other risks or uncertainties related to factors referenced in this Offering Memorandum. Some of these factors are discussed in more detail under "Investment Considerations". Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this document as anticipated, believed, estimated or expected.

FINANCIAL REFERENCES

Financial statements included in this Offering Memorandum for the financial periods ending in June 30, 1999, June 30, 2000, and December 31, 2001, are based on the Company's consolidated financial accounts. The financial statistics in the Offering Memorandum for the financial periods ending in June 30, 1997, June 30, 1998, June 30, 1999, June 30, 2000, and December 31, 2001, are based on the Company's consolidated financial accounts composed for the corresponding financial periods. All of the financial statement information in this Offering Memorandum for the period January 1 – March 31, 2002, is based on the Company's interim statement for the corresponding period.

The Company's consolidated financial accounts have been prepared in accordance with the Finnish Accounting Act (30.12.1997/1336) and other generally accepted accounting principles in Finland. The Company publishes annually an Annual Report that includes a description of business operations and consolidated financial accounts. The financial statements included in the Company's Annual Reports are audited by the Company's accountants, and auditor's reports have been issued about them. Furthermore, the Company publishes an unaudited quarterly interim report.

The shareholders of the Company at a general meeting of shareholders held on October 27, 2000, decided to change the Company's financial period to coincide with the calendar year so that the financial period starting on July 1, 2000, was only finished on December 31, 2001. As a result of this change the Company's financial statements for the financial period ending on December 31, 2001, are exceptional in that they are based on an 18-month-long review period. The purpose of the comparative financial data presented in the section of this Offering Memorandum entitled "Comparative Financial Statements" is to transform the irregular financial periods into comparable data. Comparative financial statements are based on redivision of consolidated financial accounts into calendar years, but they do not form a part of the audited consolidated financial statements. Accordingly, the comparative financial statements are intended to be reviewed in conjunction with the consolidated financial accounts presented in this Offering Memorandum.

The financial information and certain other information presented in a number of tables in this Offering Memorandum has been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. The conversion rate between the Euro and the Finnish Markka which is used in this Offering Memorandum is the exchange rate confirmed by the European Central Bank: 1 EUR = FIM 5.94573.

TABLE OF CONTENTS

SUMMARY OF THE SHARE ISSUE

In addition to the summary below prospective investors should read the full text of this Offering Memorandum. You are urged to familiarize yourself in particular with the sections "Terms of Subscription", "Instructions for Subscribers" and "Investment Considerations".

Purpose of the Share Issue

The purpose of the Share Issue is to secure the financial resources required for the continuation of the planned reorganization and further development of the business of TJ Group. The proceeds raised through the Share Issue will be used for ensuring adequate financial resources for the continuance of the contemplated reorganization and further development of the Company's business.

Extraordinary Meeting of Shareholders

The shareholders, at the Extraordinary Meeting of Shareholders of TJ Group Plc held on May 20, 2002, decided on the terms and conditions of the Share Issue and the subscription price of the Shares.

Primary and Secondary Subscription rights

A shareholder who is registered in the Company's shareholders' register maintained by the FCSD on May 23, 2002, is on the basis of his primary subscription right entitled to subscribe for six (6) new Shares for each seven (7) shares of the Company owned by him or her. A shareholder who has exercised his or her primary subscription right may, on basis of the secondary subscription right, subscribe for any remaining unsubscribed Shares.

A person holding warrants issued by the Company, who has been recorded in the register of warrant holders on May 23, 2002, is entitled to subscribe for Shares issued in the Share Issue on the basis of his or her primary and secondary subscription rights on the same terms as a shareholder in the Company so that the warrant holder is on the basis of his primary subscription right entitled to subscribe for six (6) new Shares for each seven (7) shares that may be subscribed for on the basis of warrants.

Subscription Undertaking

Certain shareholders of the Company have on April 29, 2002 given a Subscription Undertaking to the Company concerning the subscription of a maximum of 67,140,000 Shares.

Subscription Price

EUR 0.17 per Share.

IMPORTANT DATES

May 23, 2002	The primary and secondary subscription rights shall be determined on the basis of the shareholders' register and register of warrant holders.
May 30, 2002	Subscription Period of the Share Issue begins
June 14, 2002	Subscription Period of the Share Issue expires
June 19, 2002 (estimated)	Registration of the share capital increase in the Trade Register
June 19, 2002 (estimated)	Shares subscribed for in the Share Issue are entered into the subscribers' book-entry accounts
June 20, 2002 (estimated)	Confirmation notice is sent to the subscribers
June 20, 2002 (estimated)	Trading in the Shares subscribed for in the Share Issue commences at the Helsinki Exchanges
June 20, 2002 (estimated)	Possible refunds of payments of secondary subscriptions

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TERMS OF SUBSCRIPTION

The Extraordinary Meeting of Shareholders of TJ Group Plc (Company) has on May 20, 2002 resolved on new Issue in a manner described below.

Share Capital Increase by New Issue and Number of Shares

The Company's share capital shall be increased by deviating from the shareholders' pre-emptive right to subscription by an amount which shall be no less than EUR 0.02 and no more than EUR 1,185,435.70 (the Share Issue) by issuing a minimum of one (1) share and a maximum of 59,271,785 new shares having a book value equivalent of EUR 0.02 (the Share). The maximum number of Shares to be issued in the Share Issue will amount to no more than approximately 48.4 per cent of the Company's aggregate number of shares and voting rights after the Share Issue, provided that the Share Issue is subscribed in full.

In order to secure the financial resources needed for the continuation of the planned reorganization of the Company and the further development of the Company's business, deviation is made from the shareholders' pre-emptive right to subscription pursuant to Chapter 4, Section 2 of the Companies Act. Thus, there are, from the Company's perspective, weighty financial reasons for the deviation.

Subscription Right

Primary Subscription Right

A shareholder who is registered in the Company's shareholders' register on May 23, 2002, has the right to subscribe for six (6) new Shares for each seven (7) shares owned by him or her (the Subscription Ratio) for the subscription price EUR 0.17 per Share. If the number of Shares offered for subscription would be a fractional number, the number of Shares shall be rounded up to the next even number.

The subscription made on the basis of the primary subscription right shall be divisible by five hundred (500). All shareholders shall, irrespective of the requirement concerning divisibility, be entitled to subscribe for a number of new Shares calculated based on the shareholder's shareholding pursuant to the shareholders' register as of May 23, 2002. If the Subscription Ratio results in a number of Shares being 499 new Shares, or a lower amount of new Shares, that may be subscribed for by a shareholder, such shareholder shall, irrespective of the requirement concerning divisibility, be entitled to subscribe for a number of new Shares calculated based on the shareholder's shareholding pursuant to the shareholders register as of May 23, 2002. The Company's Board of Directors is entitled (but not obliged) to approve a subscription, which does not satisfy the requirements of divisibility.

The primary subscription right may not be transferred and shareholders will not receive tradable subscription rights. The subscription is binding.

Secondary Subscription Right

A shareholder who is registered in the Company's shareholders' register on May 23, 2002, and who has exercised the primary subscription right, may on the basis of his or her secondary subscription right subscribe for new Shares that were not subscribed for on the basis of the primary subscription rights for EUR 0.17 subscription price per Share.

The subscription made on the basis of the secondary subscription right shall be divisible by five hundred (500) and consist of at least 10,000 Shares. The Company's Board of Directors is entitled (but not obliged) to approve a subscription, which does not satisfy the requirements of divisibility and the minimum number of Shares.

The secondary subscription right may not be transferred and shareholders will not receive tradable subscription rights. The subscription is binding.

Subscription Right Based On Subscription Undertaking

The Company's shareholders Tuomo Tilman and Jyrki Salminen have, jointly with entities controlled by them, given the Company a subscription undertaking for the subscription of a maximum of 67,140,000 Shares (the Subscription Undertaking). New Shares not subscribed for on the basis of the primary and secondary subscription rights shall be offered for subscription to the issuers of the Subscription Undertaking at the same subscription price as the Shares offered on the basis of the primary and secondary subscription rights so that the unsubscribed Shares will be divided between Tuomo Tilman, and an entity in his control, and Jyrki Salminen, and an entity in his control, based on the direct ownership recorded in the shareholders' register on May 23, 2002 of Tuomo Tilman and Jyrki Salminen.

Tuomo Tilman, Jyrki Salminen and the entities in their control belong to the inner circle of the Company according to Chapter 1, Section 4 of the Companies Act. Their aggregate shareholding in the Company amounts to approximately 12.8 per cent[1] of the Company's shares and votes before the Share Issue. If they subscribe for the maximum number of Shares defined in the Subscription Undertaking, their shareholding may increase to a maximum of approximately 54.7 per cent[1] of the Company's shares and votes.

Warrant Holders

A person holding warrants issued by the Company, who has been recorded in the register of warrant holders on May 23, 2002, is entitled to subscribe for Shares issued in the Share Issue on the basis of the primary and secondary subscription rights on the same terms as a Company's shareholder so that the warrant holder is on the basis of the primary subscription right entitled to subscribe for six (6) new Shares for each seven (7) shares that may be subscribed for on the basis of warrants. If the number of Shares offered for subscription would be a fractional number, the number of Shares shall be rounded up to the next even number.

Subscription Period

The subscription period for the primary and secondary subscription rights begins on May 30, 2002 at 9 a.m. and ends on June 14, 2002, at 5 p.m.

Subscription Place and Procedure

The place for Share subscription is PCA Corporate Finance Oy (Subscription Place), Eteläranta 12 A, Helsinki, Finland.

The Shares being subscribed for on the basis of the primary subscription right shall be subscribed for by paying the Share subscription price in accordance with the instructions given by the Subscription Place. The Board of Directors of the Company approves all subscriptions made on basis of the primary subscription right, which have been made by paying in accordance with these subscription terms.

The Shares being subscribed for on the basis of the secondary subscription right are subscribed for by authorizing PCA Corporate Finance Oy to subscribe for such Shares. The authorization is given by paying the subscription price for the Shares subscribed for on the basis of the secondary subscription right in accordance with the instructions given by the Subscription Place.

The Shares being subscribed for on the basis of the Subscription Undertaking shall be subscribed for at the Subscription Place.

Payment of the Subscriptions

The subscription price for the Shares subscribed for on the basis of the primary and secondary subscription rights shall be paid in full in accordance with the instructions given by the Subscription Place when subscribing for Shares.

The subscription price for the Shares subscribed for on the basis of the Subscription Undertaking shall be paid, after the possible decrease of the subscription, at the latest on June 17, 2002, in accordance with the instructions given by the Subscription Place.

The Company's Board of Directors may reject the subscription, partly or in total, if it is not paid in accordance with these subscription terms or the more detailed instructions given by the Subscription Place.

---

[1] The ownership percentages presented in the Terms of Subscription are based on the ownership as of December 31, 2001. The ownership percentages as of the date of this Offering Memorandum are 13.6 and 55.1.

Situations of Over- and Under-Subscription

If the number of Shares subscribed for on the basis of the secondary subscription right together with the number of Shares subscribed for on the basis of the primary subscription right exceeds the maximum number of Shares offered in the Share Issue, the new Shares subscribed for on the basis of the secondary subscription right will be allocated to the subscribers in relation to their shareholdings according to the shareholders' register on May 23, 2002 and the warrant holders' register on May 23, 2002, however, so that the shareholder or the warrant holder receives at the maximum a number of new Shares equal to the amount that he or she has subscribed for. The subscriptions made on the basis of the secondary subscription right may be approved in total or partly, or they may be rejected.

The Board of Directors of the Company may, by virtue of the authorization given by the Annual Meeting of Shareholders held on April 9, 2002 decide upon an increase of the share capital based on, inter alia, a demand for Shares that has emerged in connection with the Share Issue. The Company's share capital may, based on the authorization, be increased by a maximum of EUR 252,261.94 and 12,613,097 shares, the book value equivalent of which is EUR 0.02.

The shares possibly unsubscribed for on the basis of the primary and secondary subscription rights will be offered for subscription to the issuers of the Subscription Undertaking in accordance with these subscription terms.

Payment Refund (Secondary Subscription Right)

A subscription price paid by a shareholder or a warrant holder for the secondary subscription will be refunded in accordance with these subscription terms to the extent that the shareholder or the option holder does not receive Shares subscribed for by him or her on or about June 20, 2002. No interest will be paid on the refundable subscription payments.

Approval of the Subscriptions

The Board of Directors of the Company decides upon the approval of subscriptions on or about June 18, 2002. A written notice confirming the approval of the subscriptions will be sent to the subscribers on or about June 20, 2002.

Transfer of the Shares

The Shares subscribed for on the basis of the primary and secondary subscription rights are entered into the subscriber's book-entry account after the registration of the increase of the share capital with the Trade Register on or about June 19, 2002.

Shareholder Rights

The Shares subscribed in the Share Issue entitle to full dividend for the financial period beginning on January 1, 2002, provided that the meeting of shareholders resolve to distribute dividend. The Shares entitle to other shareholder rights within the Company as of the registration of the increase of the share capital with the Trade Register.

Information

The documents referred to in Chapter 4, Section 7, Paragraph 1 of the Companies Act are available for inspection at the Company's headquarters in Helsinki, Itämerenkatu 5, 00180 Helsinki and at the offices of PCA Corporate Finance Oy in Helsinki, Eteläranta 12, 00130 Helsinki.

The documents referred to in Chapter 3a, Section 17 of the Companies Act are available for inspection at the Company headquarters in Helsinki, Itämerenkatu 5, 00180 Helsinki, at the offices of PCA Corporate Finance Oy in Helsinki, Eteläranta 12, 00130 Helsinki and at the offices of Finnish Central Securities Depository Ltd. in Helsinki, Fabianinkatu 14, 00130 Helsinki.

Applicable Law

Finnish law shall be applied to the Share Issue. Disputes arising out of the Share Issue will be settled in a competent court in Finland.

Other Matters

The Board of Directors decides upon other matters relating to the increase of the share capital and the Share Issue as well as practicalities in relation thereto.

INSTRUCTIONS FOR SUBSCRIBERS

Structure of the Share Issue

The Share Issue consists of Shares that are offered for subscription to shareholders that are registered on May 23, 2002, in the shareholder's register maintained by FCSD, and to warrant holders that are recorded in the list of warrant holders. On the basis of the primary subscription right a total of 6 new Shares are offered for subscription for each 7 old Company shares or shares that can be subscribed on the basis of the Company's warrants. The secondary subscription right is available, if the Shares are subscribed on the basis of the primary subscription right.

The right to subscribe for Shares in this Share Issue is not transferable. Subscriptions that are made cannot be cancelled.

Subscription Instruction Letter

A separate subscription instruction letter has been delivered to each qualified subscriber along with this Offering Memorandum, to the address listed as of May 23, 2002, in the shareholders' register maintained by FCSD and the register of warrant holders. The subscription instruction letter contains detailed instructions about the subscription of Shares. The subscription instruction letter contains the following information:

- The number of shares or warrants held by the qualified subscriber according to the shareholder list maintained by FCSD or the list of warrant holders as of May 23, 2002, and the number of Shares to be offered in the primary subscription on the basis of this information;
- The book-entry account reference reported by FCSD in the following manner: five final digits of the reference consist of the last four digits (**1234**) of the subscriber's book-entry account and the check digit (**5**), for example, 999999 99999**12345**;
- *The payment reference to be used for the payment of the subscription for the primary subscription;* and
- The customer identifier issued by PCA that must be used by qualified subscribers to log in to PCA's subscription service at the address www.merkinta.pca.fi/tjg2002 ("Subscription Service").

Subscription instruction letters are book-entry account-specific. Each qualified subscriber is sent one subscription instruction letter for each book-entry account that holds the Company's shares or options according to the registry information on May 23, 2002. If the qualified subscriber wants to subscribe for all of the Shares offered to him or her in the primary subscription, he or she must make as many primary subscriptions as he or she has book-entry accounts that hold the Company's shares or options according to the registry information on May 23, 2002. The rules about the divisibility of subscription are book-entry account-specific.

A qualified subscriber can make a secondary subscription either separately for each book-entry account or to a book-entry account that he or she selects. Any subscriptions made in a possible cutback of the secondary subscription are compared to the number of Company shares and options owned by the qualified subscriber on May 23, 2002.

Primary Subscription

In the primary subscription, a shareholder, who is listed on May 23, 2002, in the Company's list of owners has the right to subscribe six (6) new Shares for each seven (7) shares owned by him or her for the subscription price of EUR 0.17 per Share.

A holder of a Company warrant, who is listed on May 23, 2002, in the list of warrant holders, has the right to subscribe for Shares offered in the Share Issue under the same conditions as a shareholder of the Company, so that a warrant holder has, according to the primary subscription right, the right to subscribe for six (6) new Shares for each seven (7) shares that he or she can subscribe on the basis of his or her warrants.

If the number of Shares offered for subscription on the basis of this calculation is a fraction, the number of Shares offered for subscription will be rounded up to the next whole number.

The subscription made on the basis of the primary subscription right must be divisible by five hundred (500). Each shareholder or warrant holder has the right to subscribe for the number of new Shares calculated from his or her number of Shares or warrant holdings according to the list of shareholders or warrant holders dated May 5, 2002, and the above requirement for the divisibility of subscription does not cancel this right. If the subscription ratio causes the shareholder or warrant holder to have the right to subscribe for 499 new Shares or a smaller number of new Shares, the shareholder or warrant holder in question has the right to subscribe for the number of new Shares calculated from his or her number of Shares or option holdings according to the list of shareholders or warrant holders dated May 5, 2002, and the above requirement for the divisibility of subscription does not cancel this right. The Company Board of Directors has the right (but no obligation) to accept a subscription that does not fulfill the requirement for subscription divisibility.

The primary subscription is made by paying the subscription price:

- To one of the PCA's customers' accounts listed in the Subscription instruction letter by using the primary subscription payment reference stated in the Subscription instruction letter; or
- Through PCA's Subscription Service at the address www.merkinta.pca.fi/tjg2002 by following the instructions given in the service. The Subscription service generates a separate payment reference that must be used when the subscriber pays for the subscription. The subscriber can pay the subscription price through the Subscription Service by using Nordea Solo, Sampo Pankki's Verkkopankki, or Osuuspankki Group's Kultaraha payment method, or by using the payment reference instructions that can be retrieved from the Subscription Service.

Separate instructions for foreign payments will be given to foreign shareholders.

The subscriber can pay the subscription price in one or several installments.

In the primary subscription the subscriber must subscribe for a number of Shares that is either the maximum number calculated from the subscription ratio or that complies with the divisibility rules stated in the terms of the Share Issue.

Examples of primary subscription:

- If the qualified subscriber has 200 shares in his or her book-entry account, he or she can subscribe for 172 shares.
- If the qualified subscriber has 500 shares in his or her book-entry account, he or she can subscribe for 429 shares.
- If the qualified subscriber has 700 shares in his or her book-entry account, he or she can subscribe for either 600 or 500 shares.
- If the qualified subscriber has 1,000 shares in his or her book-entry account, he or she can subscribe for either 858 or 500 shares.
- If the qualified subscriber has 1,200 shares in his or her book-entry account, he or she can subscribe for either 1,029, 1,000 or 500 shares.

The above examples are valid for corresponding subscriptions based on warrants.

Secondary Subscription

A shareholder that is listed in the Company's list of owners on May 23, 2002, and who has used his or her primary subscription right, can use the secondary subscription right to subscribe for new Shares that have not been subscribed for on the basis of the primary subscription right for the subscription price of EUR 0.17 per Share. A holder of a Company warrant, who is listed on May 23, 2002, in the list of warrant holders, has the right to subscribe Shares offered in the Share Issue under the same conditions as a shareholder of the Company.

A subscription based on the secondary subscription right must be divisible by five hundred (500) and it must consist of a minimum of 10,000 Shares. The Company Board of Directors has the right (but no obligation) to accept a subscription that does not fulfill the requirements for subscription divisibility or minimum amount.

Secondary subscriptions are made at PCA's Subscription Service by authorizing PCA to make the subscription. The authorization is given by paying the subscription price. The subscriber can pay the secondary subscription through the Subscription Service by using Nordea Solo, Sampo Pankki's Verkkopankki, or Osuuspankki Group's Kultaraha payment method, or by using the payment reference instructions that can be retrieved from the PCA's Subscription Service.

Separate instructions for foreign payments will be given to foreign shareholders in the Subscription service.

The qualified subscriber must give through the Subscription Service the number of the bank account to which the qualified subscriber wants to receive the excess subscription price in case of a possible over subscription.

Subscription Occurring on the Basis of the Subscription Undertaking

The instructions for subscription based on the Subscription Undertaking commitment will be delivered separately to those who committed to undertake the subscription.

PCA's Subscription Service

This Offering Memorandum, any bulletins published by the Company pertaining to the Share Issue, and subscription instructions are available via PCA's Subscription Service at the address www.merkinta.pca.fi/tjg2002. The Subscription Service guides the subscriber to pay for the subscription according to the terms of the Share Issue. The subscriber can pay for the subscription through the Subscription Service by using Nordea Solo, Sampo Pankki's Verkkopankki, or Osuuspankki Group's Kultaraha payment method, or by using the payment reference instructions that can be retrieved from the Subscription Service.

The subscriber can log in to the Subscription Service by using the customer identifier and book-entry account reference given in the subscription instruction letter. As the qualified subscriber pays the subscription, the subscription transaction is transferred to the service of the bank used by the qualified subscriber. As the qualified subscriber logs in to PCA's Subscription Service, he or she should take ready the log-in information for the bank he or she uses.

Registration of Subscribed Shares in the Book-Entry Account

The Shares subscribed for in the Share Issue are recorded to the book-entry account by the book-entry account reference number. If the qualified subscriber has several book-entry accounts, primary subscriptions are registered separately to each book-entry account.

Subscribed Shares cannot be transferred to other book-entry accounts during the subscription. The shares can be transferred from one book-entry account to another after the subscribed shares are registered in the book-entry account, on or about June 19, 2002.

Notification of Subscription Acceptance

The Company's Board of Directors will decide on the acceptance of subscriptions on or about June 18, 2002. The Company will announce the acceptance of subscriptions by publishing a stock exchange bulletin.

Qualified subscribers will be notified by letter of the acceptance of subscriptions after they have been accepted on or about June 20, 2002. The letter will be sent to the address listed in the Company's list of owners on May 23, 2002.

Reimbursement of incorrect subscription payments

The Company's Board of Directors has the right (but no obligation) to accept a subscription that does not fulfill the requirement for subscription divisibility. If the Company's Board of Directors has decided to approve subscriptions made in violation of the divisibility rule stated in the terms, the subscription payments will not be reimbursed for the approved subscriptions.

If the amount of reimbursement for an incorrect subscription payment is under one (1) euro, the payment will not be reimbursed.

The Lead Manager's Right of Participation

The Lead Manager is in compliance with the statutes of the Helsinki Stock Exchanges and the Finnish Association of Securities Dealers and has composed a set of internal guidelines to complement the aforementioned statutes. According to the Lead Manager's guidelines that were composed in accordance with the guidelines from the Financial Supervision, the Lead Manager's personnel does not have a right to subscribe for Shares offered in the Share Issue.

INVESTMENT CONSIDERATIONS

Investors considering subscription of Shares should carefully consider the information presented in this Offering Memorandum and in particular the aspects presented below.

Markets and Forecasting the Future

TJ Group offers solutions for extended customer relationship management, which are based on software, software modules and services. The success of the Group is, thus, to a large extent based on the development of the demand for such solutions in particular by large and medium-sized European companies and by the public administration. Although several market researches forecast a growth in the demand for the solutions in question during this year and the following years (see "General Description of the Market"), there are no guarantees that the demand will grow according to the forecasts. Therefore, it is possible that the market forecasts constituting the basis for the Company's growth objectives and future outlook are too optimistic and that the Group does not reach its growth and profitability objectives.

According to the Company's management, estimating the market situation for the year 2002 has become more difficult lately, as the general economic uncertainty is reflected in the customers and their investment decisions. These and other factors may result in discrepancies between the Group's actual net sales and profitability level and the forecasts earlier presented by the Company.

For information on the Group's internal accounting and monitoring systems please see the section "Investment Considerations - The Financial Status of the Company and the Group and its Monitoring".

Competition

The market for IT-services is highly competitive. Several companies offer solutions, which compete directly with the solution offered by the Group. Certain competitors have more extensive experience than the Group in its business area and certain competitors have considerably larger financial and other resources than the Group. Greater resources may be required for example for product development, establishing international service and distribution networks, maintenance of customer relationships as well as marketing. In addition, competitors with greater human resources than the Group may accept larger assignments. An increase in competition may have an adverse effect on the Group's net sales and result due to a shorter product life span, a decrease of market shares or lower prices.

Unprofitability of the Company, its Subsidiaries and the Group and Certain Balance Sheet Risks

The business of the Company, its subsidiaries and the Group has not been profitable. The largest single expense item affecting the profitability during the financial period that ended December 31, 2001 was staff expenses. The Group has pursued to adjust the cost structure that it would correspond to demand through different actions, such as denouncements and divestments. In addition, the Group has strived for net sales growth by, *inter alia*, focusing its business as well as by establishing offices focusing on product sales and supporting offices on chosen markets. The management of the Company cannot, however, guarantee that the adjustment measures have been adequate or that the Company or the Group will reach their financial objectives.

The Company has enforced its internationalization strategy in particular through corporate acquisitions executed as share exchanges and business asset deals (see "Description of Business Operations - Information about Investment Activities"). The amount of consolidation goodwill pertaining to purchases of shares of subsidiary companies was on December 31, 2001 valued at a total of approximately EUR 1.12 million, and the amount of goodwill pertaining to acquisition of business operations was on December 31, 2001 valued at a total of approximately EUR 4.96 million. The largest individual items of goodwill on December 31, 2001 were the acquisition of the shares of Kasten Consulting GmbH (approximately EUR 1.30 million) and the acquisition of IAC Innovation - product (approximately EUR 4.60 million). The business operations of Kasten Consulting GmbH have been unprofitable. For the goodwill items, the Company has applied a ten-year write-off plan. In addition, the Company has financed and finances business activities of its subsidiaries with equity and debt investments as well as by giving guarantees for the liabilities of its subsidiaries. Furthermore, the balance sheets of the Company and the Group contain imputed tax receivables deriving from business losses, the amount of which is based on the amount of the estimated receivable. On December 31, 2001, the total amount of imputed tax receivables for the group were approximately EUR 2.06 million. Based on forecasts by the Company, the Company's management expects that the company will generate taxable income over the period during which the confirmed losses can be used. In the Company's management's opinion, the above-mentioned expectations about the profitability of future operations are based on realistic and viable forecasts.

Taking in consideration the unprofitability of the Group, there are no guarantees that the goodwill pertaining to corporate acquisitions or the Company's investments in its group companies or receivables from group companies or imputed tax receivables contained in the balance sheet would not become non-marketable in the short run or in the long run.

The Financial Status of the Company and the Group and its Monitoring

The auditors of the Company have stated in the auditor's report dated February 12, 2002, concerning the financial period that ended on December 31, 2001 that the liquid assets of the Company have decreased substantially due to which attention shall be paid to the result development and liquidity situation of the Company. The Company's liquid assets amounted on December 31, 2001, to approximately EUR 10.1 million and on March 31, 2002, to approximately EUR 5.6 million. The Company has after the interim report period that ended on March 31, 2002, received a non-recurring payment of EUR 1.7 million to Company's treasury due to a settlement in connection with a corporate acquisition executed in Germany (please see "TJ Group Interim Report January 1 –March 31 2002 – Events Following the Period"). As a result of the Share Issue the liquid assets of the Company before deduction of the costs increase by at least approximately EUR 10 million. The adequacy of the liquid assets after the Share Issue depends, *inter alia*, upon the profitability of the Group's future activities.

The Company received on October 24, 2000 a caution from the Helsinki Exchanges for an omission of its disclosure obligation. The caution concerned the profit warning regarding the weakening of the result given with respect of the reporting period between July 1, 1999 and March 31, 2000, which profit warning was published on April 26, 2000. In addition, the Helsinki Exchanges have provided that the Company shall pay attention to the functionality of its internal accounting systems and monitoring of its financial status. The auditors of the Company have in the auditor's report dated February 12, 2002, concerning the financial period that ended on December 31, 2001 stated that the Company's systems shall be further developed in order to better manage the uncertainties pertaining to the future outlooks. The Group has made arrangements to develop the systems monitoring the financial status and it has in 2001 introduced new project management, customership management, reporting and personnel management systems. The Group focuses on an on-going basis on the development of such systems. According to the management of the Company, the functionality of the systems monitoring the financial status satisfy the requirements set forth in the securities market legislation and the book-keeping legislation.

Seasonal Fluctuations and Business Cycle Effects

The Group's net sales and result have, as typical for the sector, varied considerably during the different quarters of the year. As far as the Group's net sales and result are concerned, the best quarters have been the second (April-June) and the fourth (October-December). It is possible that the seasonal nature of the business and the seasonal fluctuations in net sales and results will lead to increased volatility in the Company's shares on the secondary market. In addition to the seasonal fluctuations, the net sales and result of the Company and the Group are likely to be affected by changes in the business cycle and the economic conjunctures.

Dependence on the Customers

Although the customers of the Group are spread out across Europe and the United States and the number of customer relationships is substantial, due to the project nature of the business certain customers may from time to time constitute a substantial proportion of the Group's net sales. However, the proportion of any single customer did not exceed 10 per cent of the Group's turnover during the financial period that ended on December 31, 2001, or during the three-month-period that ended on March 31, 2002.

Technological and Product Development

The technology connected to the Group's business develops very rapidly. Although the management of the Group has considerable experience on different development trends, the technological development may differ substantially from the Group's forecasts. The market for the services and solutions offered by the Group changes rapidly along with the technological advances and the increasing demands of the customers. New software production technologies, operating systems, standards and official requirements may cause rapid obsolescence of products and undermine their competitiveness. The Group's growth and success in the future depend on its ability to identify new trends in the field and on its correct estimation of their effect on the market, on the successful development of new products and versions as well as on the successful marketing and sale of services and software. Any incorrect assessments of market trends by the Group, improvements of corresponding solutions and products of competitors, obsolescence of new competitive products and delays in launching or failures in selling such products may lead to a weakening in the Group's operations and in its financial position.

In the IT-business represented by the Group, product development involves considerable risks. Success requires both observing the technological development and success in managing product development. The Group's success in the medium and long term depends on its ability to observe correctly technological trends and to develop and launch new products and new versions of existing products. Continued product development requires significant investments. Despite the fact that the Group has previously developed, launched and sold new products successfully, the success of new products always involves uncertainty. It is possible that the Group will fail in its on-going product development processes either from the technological viewpoint or in its timing. Since the Group's internal growth expectations are in part based on new versions of existing products, such a failure could have an adverse effect on the Group's growth and profitability.

Growth of the Business and Internationalization

The Company and the Group have executed their growth and internationalization strategy partly based on corporate acquisitions in Finland and abroad. The objective of the Company's and the Group's growth and internationalization strategy has been and is, *inter alia*, broadening of the customer base and improvement of distribution ability on different markets as well as strengthening of the technological knowledge. Achieving the objective, controlling the growth as well as attaining the synergy advantages require substantial and long-term input from the management of the Company and the Group when integrating the Group's business activities. This integration process requires substantial resources form the management of the Company and the Group. In addition to input of resources, the integration requires substantial financial investments, *inter alia*, in reporting, IT and other systems. The Group focuses on an on-going basis on the development of such systems. Despite of the financial investments and input of resources, there are no guarantees that the Company and the Group are able to achieve the objectives and other synergy advantages, which constituted the basis for the corporate acquisitions.

Exchange Rate Fluctuations

Part of the payment obligations and receivables connected with the Group's agreements are denominated in foreign currency and the amounts payable under such agreements are, thus, susceptible to exchange rate fluctuations. There is no certainty that exchange rate fluctuations may not have a materially adverse effect on the Group's result or its financial position.

Dependence on Management and Personnel

The Group's success depends greatly on the competence of its management and the Group's personnel as well as the Group's ability to retain its existing employees and to employ new skilled people if needed. Loss of any member of management or key personnel may have an adverse effect on the Group's result. The Company cannot give assurance that it will be able to employ new personnel in a sufficient manner or retain personnel.

Intellectual Property Rights

The Group's success and competitiveness are to some degree dependent on its ability to protect the intellectual property rights associated with its solutions. The Group trusts that copyright, trademarks, legislation protecting business secrets and the terms and conditions of agreements will protect its intellectual property rights. The Group concludes confidentiality and/or license agreements with its personnel, technology partners and with current and potential customers who wish to obtain confidential information. The Group restricts the surrender and distribution of information concerning its software and documents and of other confidential information. However, there is no certainty that the Group's precautionary measures will adequately prevent outsiders from using and re-developing its technologies.

There is no certainty that the Group's measures to protect its rights will suffice to prevent the misuse of its technology. In addition, there is no certainty that other parties will not reproduce technologies corresponding to the Group's technologies or develop independently equivalent new or superior technologies. The Group's failure to adequately protect its intellectual property rights could have a material negative effect on its operation, result and financial position.

The Group may occasionally receive declarations from third parties in which it is alleged that the Group's products violate their intellectual property rights. Although at present not a single law suit concerning violation of intellectual property rights has been filed against the Group, any future actions could, irrespective of their outcome, entail considerable costs for the Group and seriously damage its reputation. In legal proceedings of this kind, a decision against the Group could compel it (i) to discontinue the use of certain processes, (ii) to interrupt the manufacture, use and sale of the products which violate (or allegedly violate) the intellectual property rights, (iii) to devote appreciable resources to developing replacement technologies or to acquiring license rights or (iv) to pay considerable damages. The success of an action concerning violation of intellectual property rights brought against the Group and the Group's failure to develop or license substitute technology on commercially reasonable terms and conditions could have a materially adverse effect on the Group's business, result and financial position.

Partners

In marketing, sales and training, the Group uses the "Microsoft Solutions Provider" and "IBM Lotus Business Partner" statuses granted by its most important principals Microsoft and IBM. On the basis of these, the Group may, e.g., employ its principals' names in marketing, their material in its training activity and their software with certain preconditions without normal extra costs. The success of the business in this case depends partly on the partners' success in their product development and continuation of the co-operation relations with them. In the event there are discontinuations in the partners' activities or if they fail in their product development, this may have negative effects on the group's business activities. These co-operation relations are based on annually renewable agreements, which can be terminated by the principals. The Company cannot guarantee that the principals will renew the agreements in the future years as well. However, the management of the Company does not consider it likely that the principals will decline to continue the current co-operation relationship. In addition, Company management considers that a termination of the agreements would not hamper the Group's business materially nor would it give rise to material additional costs.

Product Liability

The Company's management believes that the products manufactured and marketed by the Group cannot typically cause personal or property damage for which product liability claims might be brought. As a rule, the Group's contractual liabilities for damages are limited to a maximum of the price of the product sold to the customer. No contractual claims for damages, which might have an effect on the Group's financial position, have been presented concerning products manufactured or marketed by the Group. The management of the Company believes that the products manufactured or marketed by the Group cannot cause damage, which would have a material effect on the Group's financial position.

Litigation

Rentaphone Center Oy, Projectdata International Oy and EKO-Systems Consulting ESC Oy (together the "Plaintiffs") filed in the summer of 2000 a claim against the Company with the District Court of Espoo for damages in the amount of EUR 316,667.87 aggregated with interests and costs based on the errors concerning certain key figures contained in the offering memorandum published by the Company on February 2, 2000. The District Court of Espoo dismissed the claim on October 9, 2001 and ordered the Plaintiffs to compensate the Company for its legal costs amounting to FIM 756,875 (approximately EUR 127,297). The Plaintiffs have appealed to the Helsinki Court of Appeal, where the proceedings are pending. In the event the matter is ruled in favour of the Plaintiffs, it cannot be ruled out that other parties file corresponding claims pertaining to the offering of the Company's shares that was carried out in February 2000.

Dividends

The Company pursues a moderate dividends policy. The amount of dividends potentially distributed by the Company in the future depends on the Company's and the Group's result, financial status, capital needs and other factors. TJ Group is a growth company and it invests significantly in growth. Under the Companies Act and Finnish market practice, dividends are paid once a year when shareholders approve, at the Annual General Meeting of Shareholders, the Company's financial statements and decide on the possible payment of dividends in accordance with a dividend proposal presented by the Company's Board of Directors.

Effect of the IAS Provisions

The European Parliament has on March 12, 2002 approved a proposal for a regulation promulgated by the European Commission according to which all companies subject to public trading on recognized markets in any European Union member state shall prepare their consolidated accounts in accordance with the International Accounting Standards (the "IAS-Standards") as of 2005, at the latest. The IAS-Standards are substantially broader, more detailed and more demanding than the standards under the Finnish Book-Keeping Act and other provisions regarding preparation of annual accounts and they deviate form the Finnish book-keeping and accounting standards in several different way. All information presented in the financial statements must be prepared and presented in accordance with the IAS-Standards when implementing the IAS provisions. As a result of the differences between Finnish accounting standards and the IAS provisions, the financial statements, key figures and equity capital of TJ Group shall also be changed as compared to the Finnish accounting standards.

Share Issue, Dilution Effect of the Shares and Concentration of Shareholding

The Share Issue is structured so that the Company will raise new capital by offering all current shareholders and warrant holders a possibility to subscribe for new Shares to be issued. In addition, the Board of Directors of the Company may resolve, by the authorization given by the Annual General Meeting of Shareholders held on April 9, 2002, to increase the share capital, *inter alia*, on the basis of a possible demand in connection with the Share Issue (see "Terms of Subscription – Situations of Over- and Under-Subscription"). In the event that a shareholder does not subscribe for Shares offered to him or her, the relative shareholding and number of votes in the Company of a shareholder decreases after the Share Issue. In the event that a warrant holder does not subscribe for Shares offered to him or her, the relative holding and number of votes in the Company of the shares that may be subscribed for based on the warrants decreases.

The Share Issue changes the Company's share specific key figures due to the dilution effect. In addition, future issues of shares, convertible bonds, warrants as well as share subscriptions made on the basis of warrants issued earlier by the Company further dilute both the holding of the Company's share capital and share specific key figures.

In the event Tuomo Tilman or an entity under his sole control as well as Jyrki Salminen or an entity under his sole control subscribe for the maximum number of shares pursuant to their Subscription Undertaking, the aggregate shareholding of Tuomo Tilman and Jyrki Salminen and entities under their control may increase from 13.6 to a maximum of 55.1 per cent of the shares and votes in the Company after the Share Issue. The concentration of the Company's shares in the hands of said individual shareholders will create a situation where, by voting together, they will be able to exercise considerable influence on decisions taken at general meetings of shareholders, including the election of the Board of Directors, distribution of dividend and approval of the financial statements as well as approval or rejection of amendments to the Articles of Association, mergers or divisions. In addition, those having significant control in the Company may prevent or further change the Company's strategy and operations, which may affect the Company's share price.

Share Subscription and Risks Pertaining to the Securities Market

A shareholder or warrant holder cannot revoke his or her subscription nor sell the subscribed Shares before the book-entries corresponding to those Shares have been entered into the shareholder's or warrant holder's book-entry account after the end of the subscription period. The Company cannot assure that the market price of the Company's shares will not fall below the subscription price of the shares after a shareholder or warrant holder has decided to subscribe for Shares based on his subscription right. The Company cannot either assure that a shareholder or warrant holder can sell the Shares subscribed for at the subscription price paid or a higher price.

The Company's share price has fluctuated considerably. Price fluctuations pertain to, *inter alia*, the development of the Group's business and result and the reporting thereof based on the provisions of the Securities Market Act and the rules of the Helsinki Exchanges, the perceived future prospects of the Group or differences between the actual results and the expectations of investors and analysts following the Group. In addition to company specific price changes, broader changes in the securities market and share prices of other companies acting in the same field of business as the Group may also have an effect on the Company's share price. The factors referred to above may be totally independent of activities of the Company or the Group, which means that the management of the Company does not have possibilities to affect changes in the Company's share price caused by those factors.

BACKGROUND OF THE SHARE ISSUE AND USE OF PROCEEDS

The purpose of the Share Issue is to secure the financial resources required for the continuation of the planned reorganization and further development of the business of TJ Group. The proceeds raised through the Share Issue will be used for ensuring adequate financial resources for the continuance of the contemplated reorganization and further development of the Company's business.

The subscription price of the Shares is based on the Company's share price quoted on the Helsinki Exchanges. The subscription price has a discount of 15.0 per cent compared to the closing price of the Company's shares on the day before the extraordinary meeting of shareholders (May 19, 2002).

Calculating the Share's subscription price and assuming that the Share Issue will be fully subscribed, the estimated amount of capital raised by the Share Issue of the Company, after the combined expenses and fees of the Lead Manager, approximately EUR 0.4 million, and other external expenses and fees have been deducted will be approximately EUR 9.5 million.

DIVIDENDS AND DIVIDEND POLICY

The Company pursues a moderate dividend policy. The amount of dividends potentially distributed by the Company in the future depends on the Company's and the Group's result, financial status, capital needs and other factors. TJ Group is a growth company and it invests significantly in growth. This will limit the Company's opportunities to distribute dividends to its shareholders.

The Shares subscribed in the Share Issue will be eligible for full dividend that may be distributed starting from the financial year that commenced on January 1, 2002. The Company's dividends are decided in the general meeting of shareholders usually on the basis of the Board of Director's proposal for distribution of dividend. The Finnish companies usually distribute dividend for their shares only once a year after the general meeting of shareholders approves the company's financial statement and the board's proposal for distribution of dividend. The distribution of dividend related to the Company's shares requires, among other things, an approval from a majority of shareholders in the general meeting of shareholders (see "Shares, Share Capital and Ownership Structure - Dividends and Other Distributions").

RECENT SHARE PRICE DEVELOPMENT

The Company's share price development and daily turnover is presented in the graph below between the period of May 18, 2001 – May 17, 2002.



0,8
0,7
0,6
0,5
0,4
0,3
0,2
0,1
0
3000000
2500000
2000000
1500000
1000000
500000
0
18.5.2001
18.6.2001
17.7.2001
14.8.2001
11.9.2001
9.10.2001
6.11.2001
4.12.2001
9.1.2002
6.2.2002
6.3.2002
8.4.2002
7.5.2002
TJ Group turnover, number of shares
TJ Group share price, EUR

EUR	May 18, 2001 – May 17, 2002
Number of shares (May 5, 2002)	63,065,485
Market capitalisation (May 20,2002)	12,613,097
Highest closing share price	0.74
Lowest closing share price	0.20
Share price at the end of the period	0.20
Share turnover, 1,000 shares	56,774
Share turnover, % of shares	90.0 %
Share turnover, 1,000s of euro	20,035

DESCRIPTION OF BUSINESS OPERATIONS

This section presents opinions about the Company's and Group's business activities, market position and future that are based on the views of the Company management. The estimates and forecasts regarding the market size and growth are based on surveys by various market research organizations. These surveys only reflect the forecasts and opinions of these market research organizations.

TJ Group in Brief

TJ Group is a European provider of Extended CRM (Customer Relationship Management) solutions. The offered solutions consist of customer relationship management, content production, communications management, and eTrade & eFinance solutions and their integration into the customers' other systems. The provided solutions are based on (i) the Group's own software products and components, (ii) services produced by the Group's own consultants in those countries in which the Group has service business activities, and (iii) services produced by partners.

The main products in the software business operations are TJ Group CRM Suite, TJ Group CMS Suite, and TJ Group CAI Suite. They consist of a group of separate software products. Additionally, the software business operations include certain software business services such as software implementation and related training services. In addition to software business operations, the Group activities include professional services operations. TJ Group offers to its customers product-related consultation, development and system integration services, maintenance and support services, training, and customer care, i.e. hosting and housing, services.

In addition to Finland, the Group has business activities in Denmark, Germany, Norway, Sweden, Switzerland, the UK, and the USA. In the UK and Switzerland the business activities are practiced according to a special partner strategy. In addition to Finland, the Group has product development activities in Norway, Germany, and the USA.

TJ Group competes both with companies that provide comprehensive IT services and companies that are focused on CRM solutions. Main competitors in Finland include Sysopen and TietoEnator, among others. Other international competitors of the Group include Gedys, IBS, IT-Factory, Navision, and Siebel, among others.

The Group's customers consist mainly of large and medium-sized companies and public administration. Europe is the main market area for the Group and its largest customer segments are industry, financial services, and public administration. The Group has customers in over 20 countries, and its customers include Finnish and international corporations, such as Finnish Defence Forces, Metso, Nokia, Tapiola and UPM-Kymmene, as well as Allianz Switzerland, Castrol, Caterpillar, Cummins, LeasePlan, Miele, Orkla, Pergo, Shell Oil and Tine Norsk Meierier.

TJ Group's operations are characterized by long-term customer relationships that aim at mutual benefit of both parties' business activities and a high level of customer satisfaction. One of TJ Group's objectives in its activities is to emphasize the understanding of the customer's business objectives, and to introduce IT solution-based added value to the customer's CRM solution's entire life cycle.

In addition to customer relations, one cornerstone of the TJ Group's activities is continuous development of the products that are the core of the solutions, and development and enlargement of the service network.

In the view of the Company's management, it is difficult to estimate the market growth because of the incoherence of the markets and the general macroeconomic uncertainty. According to the study published by Market-Vision in October 2001 CRM solutions are one of the fastest growing software segments in the Finnish software market. According to the study, 78 per cent of the surveyed companies plan to invest in CRM solutions during the next two years. These companies consider CRM to be a part of business development and acquisition of competitive advantage.

According to the forecast published by Gartner Dataquest in April 2002, the CRM market will grow by 15 per cent during the year 2002. It is estimated that the size of the CRM market in 2002 will grow to a total of USD 25.3 billion, and by the year 2006 it will grow to USD 47 billion. According to Market-Vision's estimate the volume of the Finnish CRM software market is approximately EUR 39 million. According to Market-Vision's estimate, the growth of this software segment from 2001 to 2002 will be 31.6 per cent.

During the last financial period, TJ Group renewed its strategy by publishing a revised solution portfolio and by focusing its strategy on solutions based on Extended CRM. The methods used by the Group, when implementing the strategy, include cutbacks in personnel and office space and total or partial incorporation and/or sale of certain business operations.

The number of TJ Group personnel at the end of the latest financial period was 471. At the end of the first quarter of 2002 the number of personnel was 473. Net sales for the Group during the last 18-month financial period were EUR 57.6 million. The net sales for the first quarter of 2002 were EUR 7.83 million. The Finnish operations are responsible for approximately 49 per cent of the net sales over the last financial period, and the number of personnel in Finland at the end of the last financial period was approximately 49 per cent of the total personnel of the Group.

Objectives

TJ Group's objective is to improve the effectiveness of its customer's business operations by providing them with eBusiness solutions. The main market area for the Group is Europe.

The objective of the Group is to engage in profitable business. The Group targets to improve profitability mainly by investing in the sale of the Group's own products and by improving the efficiency of service business and utilization level of project personnel.

The Group seeks increased net sales both through organic growth and active participation in industry consolidation.

Strategy

The Company aims to reach its objectives by employing a business strategy with the following main points:

Operative Model
TJ Group provides Extended CRM solutions consisting of customer relationship management, content production, communications management, and eTrade & eFinance solutions and their integration into the customers' other systems. The provided solutions are based on (i) the Group's own software products and components, (ii) services produced by the Group's own consultants in those countries in which the Group has service business activities, and (iii) services produced by partners.

Understanding the Customers' Needs
To reach the objectives the Group personnel must understand the customer's business objectives and have a broad knowledge base in information technology.

Constant Development of Operating Methods
The Group invests continuously in the development of its operating methods and models. During the year 2001, the Group has implemented project management, CRM, reporting, and personnel management systems. These systems are employed to enhance control and improve efficiency of operations. Additionally, the Group is developing a new, uniform project model that can be used to improve speed, quality and cost-effectiveness of deliveries. The new project model should be introduced in the Group during the year 2002.

Development of Personnel
The Group invests in continuous development and training of expert and qualified personnel, and in creation of an open and innovative work environment.

Orientation to Growth
The Group seeks growth both organically and by taking part actively in industry consolidation. In addition to ordinary organic growth the Group operates in various markets in cooperation with partners. The Group investigates actively prospects to participate in industry consolidation through acquisition, sales or mergers.

Values

TJ Group's values consist of the following elements:

Success
To succeed we have to be responsible, reliable, and we must value expert knowledge. The basis for our success is the satisfaction of our customers and employees.

Cooperation
We work as a team and show example by our own operation, and lead by example. Our purpose is to find the best possible partners and to work for the benefit of all parties.

Openness
We communicate in an open, fair and direct manner. We listen with open minds and learn from everything.

Diversity
Different people and cultures work side by side and support one another. Diversity is a strength of ours, and we want to make most of it.

We Celebrate Our Success
Success is our shared objective. TJ Group is a challenging place to work and the Company supports the development of its employees. Proficiency and success are rewarded.

Corporate Governance

The Board of Directors of the Company has approved the Corporate Governance procedures that are published on the Company's web site. The norms were composed in compliance with the Corporate Governance principles recommended by OECD.

The norms include, among others, a description of the shareholders' rights, meeting of shareholders and its tasks, composition of the Board of Directors, term of office, board meetings, board members' responsibilities and delivery of information to the board, auditors and their tasks and position, CEO and CEO's position, and the government of subsidiary companies.

History

The Company was founded in 1987 by Tuomo Tilman and Jyrki Salminen. Initially, the Company's name was TJ Tieto Oy, and its business activities consisted of IT consultation and computer software development. In 1990 Markku Montonen became the third partner in the Company. In 1991, the operative focus was shifted to construction of groupware, at first in the IBM Lotus Domino environment, and, starting in 1994, also in the Microsoft Backoffice environment. At the same time the Company also invested heavily into development of proprietary software.

During the financial year 1996, ICL Data Oy became a shareholder in the Company with a 30 per cent shareholding. According to the Company, ICL Data Oy's investment improved the Company's know-how in wide-area networks, and created new customer contacts especially in the public administration sector. During the financial year 1997, the Company started its geographic expansion by forming subsidiaries in Sweden and, during the financial year 1998, in Norway. In 1999, the Company listed on the NM list of HEX. During the same year the Company changed its name to TJ Group Plc. The Company was transferred to the HEX main list in the year 2000. At the same time, the Company issued new shares and sold stock.

The Group has, in accordance with its strategy, grown through corporate acquisitions and organic growth in its main market areas, mainly Europe. TJ Group has carried out the following corporate acquisitions: Dataunit Consulting (Finland) 1997, TJ Asianhallinta (Finland) 1998, JR-Systeemit (Finland) 1998, Acura Systems (Finland) 1999, Reston (Sweden) 1999, KeyPartners (Finland) 1999, ScaNet (Norway) 1999, Tietovalta (Finland) 1999, A.C. Interactive E-solutions (Finland) 1999, Network Banking Systems (Finland) 2000, Leylock Data (Sweden) 2000, Kasten Consulting (Germany) 2000, Kompetensbolaget (Sweden) 2000, Canvas Interactive (Denmark) 2000, IAC Innovation -product (United States, acquisition of business operations) 2000, Mind AS (Norway) 2000, and ecom.as. (Denmark, acquisition of business operations) 2000.

In 2001 the Group published a revised strategy, according to which business operations of TJ Group would be focused on Extended CRM solutions. According to the revised strategy, TJ Group has relinquished certain business operations that are not related to its core business, incorporated some of its business operations, and attempted to improve its sales and distribution coverage. The Group has several resale agreements with third parties, and TJ Group founded a subsidiary in 2001 in England and another in 2002 in Switzerland. Business operations in England and Switzerland support sales through partners.

Group Structure, Offices and Organization

In addition to the parent company, TJ Group Plc (located in Helsinki), TJ Group consists of the Finnish companies Key Partners Oy (located in Helsinki) TJ Group Services Oy (located in Helsinki), Oy Soloplus Ab (located in Helsinki), Documenta Oy (located in Helsinki), and PlanMill Oy (located in Helsinki), the Swedish companies TJ Group AB (located in Stockholm), TJ Group Holding AB (located in Stockholm), Leylock Data AB (located in Göteborg), TJ Solutions AB (located in Stockholm), Kompetensbolaget PMV AB (located in Växjö), and Martinson Info System i Växjö AB (located in Växjö), the Norwegian company TJ Group AS (located in Oslo), the Danish company TJ Group A/S (located in Aarhus), the German company TJ Group GmbH (located in Leverkusen), the Swiss company TJ Group GmbH (located in Zugi), the British company TJ Group Limited (located in London) and the US company TJ Group Americas, Inc. (located in Dallas, Texas). All of the aforementioned subsidiaries companies are 100 per cent owned by TJ Group. Additionally, the Company owns 50 per cent of the Morning Digital Design Oy (located in Helsinki) share capital. Morning Digital Design Oy is not a subsidiary of the Company.

Merger of Leylock Data AB, TJ Solutions AB, Kompetensbolaget PMV AB, and Martinson Info System i Växjö AB to TJ Group AB are pending.

The following chart describes the Group structure:


TJ Group Plc
TJ Group Norway
TJ Group Services Oy
Key Partners Oy
Documenta Oy
PlanMill Oy
TJ Group Sweden
TJ Group Germany
TJ Group Switzerland
TJ Group Denmark
TJ Group USA
TJ Group UK

The corporate headquarters of TJ Group Plc. and the Group are located in Helsinki. In addition to Helsinki, the Group has offices in Finland in Tampere and Jyväskylä, in Sweden in Stockholm and Borås, in Norway in Oslo, in Denmark in Aarhus, in Germany in Leverkusen, Dresden, Berlin, Frankfurt, Munich and Stuttgart, in the UK in London, in the USA in Dallas, and in Switzerland in Zugi. The companies that are included in the Group do not own their real estate, but they have rented all of their offices.

The Group is organized in two business units that are the software business operations and professional services operations. Country Managers report to the Group's business unit directors according to their areas of responsibility, and to the Group CEO. The Company and Group administration is described in the Group's Corporate Governance procedures.

TJ Group's Business Operations

TJ Group operates mainly in the European IT service market. It provides Extended CRM solutions that the customers can use to improve the efficiency of their internal processes and their competitiveness.

The offered solutions consist of customer relationship management, content production, communications management, and eTrade & eFinance solutions and their integration into the customers' other systems. The solutions provided by TJ Group are a combination of software products or components, software services, and other services. TJ Group attempts to add value to its customers throughout the entire life span of the CRM solution by providing comprehensive solutions that cover project surveys, software licenses, implementation services, and customer care services, among others.

In addition to this main business that is focused on CRM, the Group subsidiary PlanMill Oy is engaged in project management-related software and services. The subsidiary Documenta Oy offers document management-related solutions. Additionally, the Company owns 50 per cent of Morning Digital Design Oy that is engaged in digital marketing communications.

The parent company and local subsidiaries are engaged in software business operations, and they offer software services. The parent company is responsible for product development of CRM products and product sales in Finland, and local subsidiaries are responsible for product sales in their respective countries. The product development is also pursued in Germany, Norway, and the United States.

Other TJ Group services are offered by local subsidiaries, incorporated service companies (TJ Group Services Oy and Key Partners Oy), and external partners. Local subsidiaries are offering professional services, such as implementation consulting, development, integration and implementation services related to the products and systems. In Switzerland and in the UK the equivalent services are provided by partners. TJ Group Services Oy is responsible on the Group level for customer care, support and maintenance services, and training services. Customized eTrade and eFinance solutions are offered by the subsidiary Key Partners Oy.

The Group has signed several product resale agreements with international partners in the markets in Austria, Denmark, Germany, Sweden, Switzerland, the UK, and the USA, among others. The companies that the Group has signed resale agreements with include, for example, NeGIS Development AG, FileNet Corporation, and Commtrain Consulting AG. In addition to product resale, the partners offer to the customer the services required for product integration.

Extended CRM solutions

Solution	**Product Family**	**Primary services**
Customer Relationship Management	TJ Group CRM Suite	Consultation, development, system integration, customer care services, maintenance, support, and training
Content production and communications management	TJ Group CMS Suite TJ Group CAI Suite	Consultation, development, system integration, customer care services, maintenance, support, and training
eTrade & eFinance	Software components	Building of customized data systems

The following sections examine TJ Group's business operations by dividing them into software business operations, professional services operations and other business operations:

I. Software Business Operations

TJ Group's software business operations cover the sales of both the software licenses and the services related to software suites. According to the strategy published in 2001, business operations based on development, sales and marketing of proprietary products in selected geographic areas are an operational key element. According to the strategy, the former product portfolio was reduced to include three Extended CRM product families. Software suites are not industry dependent, and they are based on IBM Lotus Domino and Microsoft SQL server technologies. Software components are based mainly on Java and Oracle technologies.

TJ Group CRM Suite
TJ Group CRM Suite consists of products whose purpose is to improve the efficiency of sales, marketing and customer service.

Product family TJ Group CRM Suite	Product Description
TJ Group Sales	Improved efficiency in sales processes and forecast generation
TJ Group Marketing	Improved marketing efficiency
TJ Group Service	Service process management
TJ Group Contact Management	Contact information management and utilization
TJ Group Campaign	Campaign management
TJ Group Information Delivery	A tool for information delivery
TJ Group Mobile Sales	The mobile interface to TJ Group Sales
TJ Group Data Mover	A tool for data transfer

A new version of the software family was released at the end of 2001. The sales of the revised products commenced during the year 2002. TJ Group CRM Suite product won the "Gold 2002 Lotus Advisor Editors' Choice Award" in the CRM application category in April 2002. The selection was made by the expert board of the Lotus Advisor magazine, which recognized the logical and user-friendly user interface of TJ Group CRM Suite, its expandability, and flexible introduction process.

According to the Market-Vision survey (October 2001) in Finland, "CRM-ratkaisujen valinta ja hyödyntäminen" (Selection and utilization of CRM solutions), the satisfaction in TJ Group's CRM solutions was higher than the average for every factor included in the survey, and the user satisfaction was the highest of all solutions that were included in the study. The study determined the CRM solutions employed by the Finnish commercial, industrial, financial and service sector companies.

The CRM solution customers of the Group include Argus Health, Catepillar, Cigna, Cummins, Ericsson, Epson, Jersey Telecom, Lexmark, Miele, Pergo, Shell Oil, and Sprint, among others.

TJ Group CMS Suite

TJ Group CMS Suite consists of applications for managing electronic communications. It is designed to facilitate content production, storage, maintenance, and delivery in electronic media. TJ Group CMS Suite is based on content management experience garnered from customer projects. TJ Group has implemented in various parts of Europe over fifty Internet, intranet and extranet solutions based on TJ Group CMS Suite.

Product family TJ Group CMS Suite	Product Description
TJ Group Publish	Publishing system
TJ Group Multimedia Archive	Materials bank

The Group's CMS solution customers include AGA, Alpharma, Berghansen, Castrol, Hydro Texaco, LeasePlan, Luxo, Norgeskreditt, Orkla, and SEB, among others.

TJ Group CAI Suite

TJ Group CAI Suite is an archiving software suite that makes it possible to store IBM Lotus Domino content in several archiving systems by various suppliers.

Product family TJ Group CAI Suite	Product Description
TJ Group CAI for MS Exchange	Transfers the information stored in MS Exchange to the archiving system
TJ Group CAI for Domino Mail	Transfers the information stored in Domino Mail to the archiving system
TJ Group CAI for Domino.doc	Transfers any Domino documents to the archiving system
TJ Group CAI for Native Domino Databases	Transfers Domino databases to the archiving system

The Group's CAI solution customers include Allianz Switzerland, ESAG, Schwäbisch Hall and Rohm & Haas, among others.

In addition to software products, the Group's software business operations include software services. These cover the deployment and implementation services for the software suites, such management of the implementation projects, installations, orientation, and training. The services are offered by the parent company and local subsidiaries.

Additionally, the Group sells Microsoft and IBM software licenses that customers may require when the proprietary software is delivered. These operating system deliveries support the Group's own business operations and they are a part of comprehensive services included in the Group's software business operations.

II. Professional Services Operations

In addition to proprietary software and the related software services, professional services are an essential part of the Group's business. TJ Group offers to its customers product-related consultation, development and system integration services, maintenance and support services, training and customer care, i.e. hosting and housing, services.

The following describes the primary services offered:

Consultation Services: Information technology and availability consultation, and system solution and architecture surveys.

Development Services: Solutions that offer technical support to business operations.

System Integration Services: Integration services mainly to customers' existing systems.

Maintenance Services: Maintenance services offered to the systems that are delivered to customers, and small-scale system development projects.

Support Services: System support on the negotiated state of readiness for the systems that are delivered to the customer.

Training Services: Training services associated with the solutions that are delivered to the customer, and standard training for third party products.

TJ Group's services are offered by local subsidiaries, incorporated service companies (TJ Group Services Oy and Key Partners Oy), and external partners. Local subsidiaries offer consulting, development, and integration services related to the products and solutions.

<u>TJ Group Services Oy</u>
TJ Group Services Oy is responsible for customer care services, support and maintenance services, and training services for the Group's systems. The Company sells operating services to non-Group customers in Finland, Norway and Denmark. In practice, sales and marketing and service delivery is implemented by TJ Group Services Oy or the local subsidiary in question. Service delivery of TJ Group Services Oy for the Group and for non-Group customers consists of three main entities: *Customer care* operates as a support service center for partners and Group companies, *hosting and housing services* offer the customers an opportunity to place their system services or a part of it in the Group's care, and, additionally, TJ Group Services Oy offers *training and certification testing services.*

<u>Key Partners Oy</u>
Customized solutions for electronic trade and finance, such as stock exchange and trading systems and banking systems are provided by the Company's subsidiary Key Partners Oy. Key Partners Oy's business operations are based on customized solutions whose implementation utilizes software components. Key Partners Oy has delivered customized financial systems to El-Ex electricity exchange, eQ Online, Mandatum Pankki and Tapiola, among others.

Key Partners Oy services include project deliveries, body shopping, and technical and implementation consultation. The delivered solutions are mainly extranet, intranet and Internet solutions that are integrated into the customer's operative systems. Some system deliveries also include the delivery of operative systems. Additionally, Key Partners Oy offers maintenance and support services for the delivered systems. Technically the solutions are implemented especially by using Java and Microsoft technologies.

III. Other Business Operations

PlanMill Oy
In October 2001 the Company incorporated its project and time management business into a fully owned subsidiary, PlanMill Oy. PlanMill Oy focuses on products and services targeted for European project organizations, such as service companies as well as for the information technology, research and product development organizations of other companies. Solutions delivered by PlanMill Oy improve the efficiency of project management and the related document management, and resource utilization tracking. PlanMill Oy employs 11 persons.

PlanMill Oy customers include Nordea, Raiffeisen Bank, Skandia, Tecnomen, and TJ Group, among others.

Documenta Oy
The Company has incorporated its issue, document and archive management and quality system units to form Documenta Oy that commenced operations in January 2002. Documenta Oy delivers electronic document management and operating process improvement solutions both to public sector and companies. Documenta Oy solutions facilitate information dissemination and availability within organizations. Documenta Oy employs 31 persons. Documenta Oy's software solutions have over 50,000 end users and the customers include Finnish Defence Forces, HUS (Hospital District of Helsinki and Uusimaa), and more than a hundred Finnish municipalities.

Morning Digital Design Oy
The Company and Edita Plc announced in September 2001 that they would found a service company that focuses on digital marketing communications. Morning Digital Design Oy was founded by combining the business operations of TJ Group's branding & advertising and multimedia units and To The Point Oy owned by Edita Plc. Both the Company and Edita Plc own 50 per cent of the company. TJ Group Plc does not control the company, and it is not a subsidiary of the Company.

Customers

The Group's customers consist mainly of large and medium-sized companies and public administration. The main market area for the Group is Europe. Largest customer segments are industry, financial services, and public administration. In these sectors investment needs are typically large and information technology has an important role. The Group's software business operations are independent of the customer's field of business. Understanding the customer's business objectives are an essential part of the Group's professional services operations, and the Group aims, according to its strategy, to utilize its project expertise and find sectors where it can benefit from the industry-specific special expertise garnered from previous comprehensive deliveries and customer projects. In professional services business operations the industry-specific expertise can be used to take into account any special features of the customer's industry, and to offer the customers solutions designed for specific industry.

The Group's customer base includes over 1,000 customers, and the Group has customers in over 20 countries. During the financial year ending on December 31, 2001 and during the quarter ending in March 31, 2002 no single customer accounted for more than 10 per cent of the Group's net sales.

Business Operations by Country

	Software business operations			Professional services operations	Other business operations
	Software and software services	Product development	Local subsidiary that supports resale business by partners		
Finland	x	x		x	x
UK			x		
Norway	x	x		x	
Sweden	x			x	
Germany	x	x		x	
Switzerland			x		
Denmark	x			x	
USA	x	x		x	

Sales, Marketing and Distribution of Net Sales

TJ Group's main market area is Europe. In addition to Finland, the Group's own sales and service organization sells software and related services in Denmark, Germany, Norway, Sweden, and the USA. In Switzerland and the UK the marketing organization of the Company's subsidiaries supports the partners' product sales.

TJ Group participates in defining of customer requirements and seeks to understand and formulate solutions. In this regard, before the actual sales phase, the Company offers consultation services to the customer that consist of a detailed analysis of the development need in the customer's business processes. In its report, the Company offers a comprehensive solution to the customer. This solution includes the software or software modules, and services, hosting and housing services, support and maintenance services, and training services related to the software and systems.

According to the Group's management's view, the sale of software and services in a geographically large region is required for efficient utilization of product development investments. This expansion strategy has been implemented in 1999 and 2000 mostly through European acquisitions. TJ Group is still aiming to increase the sales of its products and services in Europe according to its strategy, and to this end the Group has opened sales offices in Switzerland and the UK. The purpose of these offices is to support TJ Group's partners in these countries. According to its revised strategy, the Group attempts to expand its European sales based on partnership agreements and partner network. TJ Group investigates the opportunities to start business operations in Austria and France during the year 2002.

The Group has signed several product resale agreements with international partners in the markets in Austria, Denmark, Germany, Sweden, Switzerland, the UK, and the USA, among others. The Group has signed resale agreements with, for example, NeGIS Development AG, FileNet Corporation, and Commtrain Consulting AG. In addition to product resale, the partners offer to the customer the services required for product integration.

The following table describes the Group's net sales by market region during the latest financial periods, and during the first quarter of 2002.

(1,000s of EUR)	Jan 1, 2002 to Mar 31, 2002 (3 months)	Jul 1, 2000 to Dec 31, 2001 (18 months)	Jul 1, 1999 to Jun 30, 2000 (12 months)	Jul 1, 1998 to Jun 30, 1999 (12 months)
Finland	3,757	24,245	18,444	9,617
Other Nordic countries	2,085	19,986	8,626	1,488
Other countries	1,985	13,345	1,387	101
Total	7,827	57,576	28,457	11,206

The interim report for the quarter ending on March 31, 2002, includes certain information about the distribution of profits or losses according to the geographic market regions (see "TJ Group Interim Report January 1 - March 31 2002 – Figures by Country").

Certain operations of the Company were incorporated during fall 2001 and spring 2002 to form Documenta Oy, PlanMill Oy, TJ Group Service Oy, and Key Partners Oy (see "Description of Business Operations - TJ Group's Business Operations"). According to the current forecasts of the Company's management, as the result of these business formations, the Company's share of the Group's net sales will be approximately 10 per cent.

Product Development Operations

According to its strategy, TJ Group decreased its product range to three product families during 2001. In addition to Finland, the Group is engaged in product development in Germany, Norway, and the USA. In addition to product development pursued by the parent company, product development related to the CRM product family is pursued by the TJ Group subsidiary in the USA. The CMS product family is developed in Norway and CAI product family in Germany.

The Group has invested in the development of its product families. During the calendar year 2001 on average 17 persons worked in the Group's product development. During 2001, the Company released a new version of the TJ Group CRM Suite product family that won the "Gold 2002 Lotus Advisor Editors' Choice Award" in the CRM application category in April 2002.

The Company's management believes that the Company's ability to develop competitive software in the selected solution areas has a significant impact on its future prosperity. The Company management would like to mention that any failure in taking into account the customers' requirements or new technologies, or bringing products to the market or marketing could have a negative impact on the Group's business operations, financial position and profitability.

Personnel

According to the Company management, a skilled and motivated personnel is one of the key factors in TJ Group's success. TJ Group monitors its personnel's development and training continuously.

TJ Group has motivated its personnel by implementing share- and warrant-based personnel incentive programs, among other means. Share issues and warrant schemes are described in more detail in "Shares, Share Capital and Ownership Structure".

At the end of the financial period July 1, 2000 – December 31, 2001, TJ Group employed a total of 471 persons (at the end of the financial year July 1, 1999 – June 30, 2000 the amount was 637 persons). Of these, 229 (361) worked in Finland, 34 (88) in Sweden, 60 (45) in Norway, 41 (30) in Denmark, 90 (102) in Germany, 14 (11) in the United States, and 3 (0) in the UK.

Group	**July 1, 2000 to Dec 31, 2001**	**July 1, 1999 to June 30, 2000**	**July 1, 1998 to June 30, 1999**
Personnel at the end of the financial period	471	637	220
Average personnel during the financial period	628	404	113
Parent company			
Personnel at the end of the financial period	220	122	110
Average personnel during the financial period	310	122	107

For personnel information, please see the section "Recent Business Developments And Duture Prospects – Business Developments for the Time Period After the Completion of the Interim Report of March 31, 2002".

Competitors

The Company competes in various geographical markets both with companies that provide comprehensive IT services and companies that are focused on CRM solutions. In addition to their own organizations, several competitors in the CRM business operate in various markets through resale partners.

According to the Company, its major competitors in Finland include Oracle, Sysopen, TietoEnator, and WM-Data, among others, and in other countries Gedys, IBS, IT-Factory, Navision, and Siebel, among others.

Information about Investment Activities

TJ Group expanded its business activities rapidly in the years 1999 and 2000 to enable growth in net sales. This required significant investments in the organization, product development and geographic expansion. The Company increased its business volume significantly through acquisitions to acquire customer relationships, technology and personnel, mostly in Europe. Additionally, TJ Group has invested in the development of personnel and systems, and in data communication infrastructure, brands and customer relationships. The gross investments of the Group were approximately EUR 1.4 million during the 18-month financial period that ended in December 2001 (EUR 10 million during the financial year that ended in June 30, 2000).

The acquisitions by the Group are listed in the following table:

Target company or business	Country	Year	Acquired proportion of the target company's share capital
Dataunit Consulting Oy	Finland	1997	65 % (the rest of the share capital was acquired during the financial period 1999)
Raxum Järjestelmäpalvelut Oy (current TJ Asianhallinta Oy)	Finland	1998	48 % (the rest of the share capital was acquired during the financial period 1999)
JR-Systeemit Oy	Finland	1998	100 %
Acura Systems Oy	Finland	1999	100 %
Reston AB	Sweden	1999	100 %
Keypartners Oy	Finland	1999	100 %
ScaNet AS	Norway	1999	100 %
Tietovalta Oy	Finland	1999	100 %
A.C. Interactive E-solutions Oy	Finland	1999	100 %
Network Banking Systems Oy	Finland	2000	100 %
Leylock Data AB	Sweden	2000	100 %
Kasten Consulting GmbH	Germany	2000	100 %
Kompetensbolaget PMV AB	Sweden	2000	100 %
Canvas Interactive A/S	Denmark	2000	100 %
IAC Innovation –product	USA	2000	acquisition of business operations
Mind AS	Norway	2000	100 %
ecom.as	Denmark	2000	acquisition of business operations

Information about Investments

The most significant investments by the Company consist of investments in subsidiaries. These investments are listed in detail in the note 2 in notes to balance sheet for the financial period ending in December 31, 2001. The structure of the Group and the names and locations of subsidiaries are listed in the section "Description of Business Operations - Group Structure, Offices and Organization", above.

Significant Patents and Licenses

The Company or companies that belong in the Group do not hold any patents. The financial exploitation of the Group's products is mainly based on software license agreements that are used to secure the Group's rights mostly on the basis of copyrights. Additionally, customer-specific solutions are made in the existing agreements on the basis of separate project agreements, in which the Group's rights are secured mainly by using copyrights. The aforementioned copyrights belong mainly to the Company, but some copyrights belong, because of the incorporation described in the section "Description of Business Operations - TJ Group's Business Operations", to Documenta Oy and PlanMill Oy.

Litigation

The Company has initiated an arbitration process in July 2001 against Birgit Kasten, Tina Kasten, Kasten Technologies GmbH, Arenberg Consult GmbH ("Arenberg"), and Lampe Beteiligungsgesellschaft mbH ("Lampe") (together "the Defendants") in connection with a share purchase agreement (the "SPA") dated March 28, 2000 between the Company, as purchaser, and the Defendants, as sellers. The Company acquired all shares in Kasten Consulting GmbH (current name TJ Group GmbH) by means of the SPA.

A partial settlement was reached in the arbitration on April 2, 2002, where the Company, Birgit Kasten, Tina Kasten and Kasten Technologies GmbH dropped their claims against each other. The dispute initiated in Germany by Birgit Kasten regarding the termination of the managing director's agreement was settled at the same time. A settlement was reached in the remaining dispute on April 29, 2002. The Company received from Lampe and Arenberg a non-recurring payment to the Company's treasury in the amount of EUR 1.7 million, which was earlier entered into the Company's balance sheet as a receivable. The settlement had no substantial effect on the result of the Company. The dispute between the Company and the Defendants has now been settled in whole and there is no need to continue the arbitration.

Rentaphone Center Oy, Projectdata International Oy and EKO-Systems Consulting ESC Oy (together the "Plaintiffs") filed in the summer of 2000 a claim against the Company with the District Court of Espoo for damages in the amount of EUR 316,667.87 aggregated with interests and costs based on the errors concerning certain key figures contained in the offering memorandum published by the Company on February 2, 2000. The District Court of Espoo dismissed the claim on October 9, 2001 and ordered the Plaintiffs to compensate the Company for its legal costs amounting to FIM 756,875 (approximately EUR 127,297). The Plaintiffs have appealed to the Helsinki Court of Appeal, where the proceedings are pending. In the event the matter is ruled in favour of the Plaintiffs, it cannot be ruled out that other parties file corresponding claims pertaining to the offering of the Company's shares that was carried out in February 2000.

In addition to the above-mentioned circumstances, the Company is not aware of any litigation or arbitration against the Company or the Group, which could have a substantial effect or have had a substantial effect on the financial position of the Company or the Group during the last 12 months prior to the date of this Offering Memorandum.

GENERAL DESCRIPTION OF THE MARKET

The estimates and forecasts presented in this section about market size and growth are based on the surveys by the following research organizations: Gartner Dataquest (2000, 2001, and 2002), eMarketer (2001), and Market-Visio (2001). The results of their studies presented herein are only representative of the forecasts and opinions stated by these market research organizations.

Customer Relationship Management (CRM) is regarded as a separate field within the actual field of IT services. Additionally, CRM is already regarded as an established concept in the companies' operative business activities.

In the operative sense, CRM is regarded as a business strategy whose purpose is to improve the company's profitability, net sales and customer satisfaction. According to the business strategy, the purpose is to become organized so that the company's various processes and operations are emphatically focused on customers and customer segments so they promote customer satisfaction. According to the strategy, CRM solutions improve the customer knowledge, facilitate the management of customer data, and improve interaction with customers, and integration of customer channels.

The customer management investments of the companies are typically divided into software, services, hardware and internal effort. CRM software is further typically divided into sales, marketing and customer service solutions. Services related to CRM typically cover the software-related maintenance and support, consultation, development and integration, and training.

According to estimates, the global CRM markets grew during the year 2001 by 10.6 per cent to USD 22 billion. The forecast for the growth in 2002 is 15 per cent, and by the year 2006 the market size is expected to reach USD 47 billion. For various segments of the IT market, it is forecast that the CRM applications will grow faster than many other segments in the field. Although systems such as call-center systems, sales function automation systems, and CRM applications related to marketing have been in the market for years, the growth in the Internet and eCommerce have created new markets for CRM solutions. Furthermore, the increasing investments of small and medium-sized companies in CRM software, their implementation, and system integration promote the market growth.

CRM software has several potential uses. Typically they are used for customer segmentation, customer data management, marketing, improving the efficiency and management of sales processes, and customer feedback and service process management. One of the greatest advantages in CRM software suites is considered to be the extensive, detailed collection and processing of customer data.

The estimated size of European CRM market is EUR 4 billion. Approximately 25 per cent of this consists of software and 75 per cent of services. Compared to several other western industrialized countries, it is estimated that the Finnish CRM software market is still rather immature. The estimated size of the Finnish CRM software market is approximately EUR 39 million. It is estimated that this market is the fastest growing software segment in Finland, and its growth forecast for the current year is 32 per cent.

There is a considerable diversity in CRM software suppliers. In addition to CRM software companies, software solutions are offered by Enterprise Resource Planning ("ERP") operators, companies concentrated on eCommerce, teleoperators, and Application Service Provider ("ASP") companies, among others. The most comprehensive CRM software suites are typically offered by CRM and ERP companies, whereas eCommerce companies, ASP companies and teleoperators are merely in the process of increasing their product offerings.

There are several companies in the Finnish markets that offer CRM solutions. They differ from one another in both size and corporate profile. The largest and most international of these are the companies that provide comprehensive IT services, namely IBM (USA), Nortel (Canada), Oracle (USA), SAP (Germany), Siebel Systems (USA), TietoEnator (Finland), and WM-Data (Sweden). Domestic operators in the field include Addwise, Aldata Solution, Novo Group, Tietosavo, TJ Group, Sofor, and Solteq, among others. By volume, TJ Group and Tietosavo are the most significant domestic CRM software providers for small and medium-sized companies.

The largest segment in the Finnish CRM software market consists of sales solutions. It is followed by customer service and marketing solutions, whose utilization rate is the lowest of the listed segments. In sales solutions, trade is the relatively largest user segment, and banking is the smallest. In customer service solutions, banking is the largest user segment, and industry and services are the smallest. In marketing solutions, trade is the relatively largest user segment, and industry is the smallest. Typically those fields that have implemented technology solutions to provide services to large customer volumes, such as banking and teleoperators, are the largest users of CRM software, whereas in industry the utilization rate is still generally low.

CRM software investments by companies most often correlate with the amount of their other IT investments. In Finland, small and medium-sized companies have invested an average of EUR 0.5 million in their CRM solutions. In monetary terms, the greatest CRM investments are made in the industry. The average additional investments by small and medium-sized companies to improve the efficiency of their solutions are EUR 200,000. The largest investments are typically made in software and services, and according to forecasts these investments will increase, whereas the investments to hardware and internal effort will decrease.

It is evident that competition in the CRM software market is becoming increasingly robust, and the rapid consolidation in the field will continue. According to the pan-European trend, companies have a need to integrate their CRM solutions into other systems. Thus, the ability to integrate CRM solutions into the company's and customers' data systems is considered to be one of the most important factors of success in the field, and integrateability is considered to be a requirement for a functional and efficient CRM solution. Typically, integrateability is promoted by software modularity, which can be used for step-by-step integration of the solution to the companies' data systems. As the competition becomes harder, many solution providers select one of the following strategies: they will either offer comprehensive CRM solutions or they will concentrate their offerings to specific fields.

RECENT BUSINESS DEVELOPMENTS AND FUTURE PROSPECTS

The following description of the Company's and Group's recent business developments and future prospects should be read in conjunction with the financial statements presented in this Offering Memorandum. Certain statements in this section are forecasts, and because of this they should be read in conjunction with the section "Cautionary Note Regarding Forward-Looking Statements".

Future Prospects

The greatest challenge facing TJ Group in 2002 is how to turn the business operations perpetually profitable. The methods to reach this objective will be increasing the net sales and a strict management of expenses. TJ Group's objective is to increase the net sales by improving the efficiency of marketing and sales and by improving the utilization ratio of personnel involved in projects.

TJ Group has focused its operations to the region of its core expertise, Extended CRM (Customer Relationships Management). The Group has improved the efficiency of business operations, the profit-orientation of its operations and controllability of its operations by incorporating its operations in Finland into four separate companies. Additionally, operations have been adapted to match the demand by personnel reductions.

Product marketing and sales will receive special attention during 2002. New versions of the Company's products were completed during 2001, and it is believed that this will improve the market position of the products. Increase in the sales of the Company's products does not cause significant increases in the costs, because products are delivered as Right of Use licenses and actual software installations are fee-based software service business activities. TJ Group believes that the product sales will grow significantly during 2002.

TJ Group will continue its strategy based on growth and focus on Europe by founding sales offices that will support local partner companies. This will reduce significantly the risks of business operations, but it will also cause a decrease in profits as the sales margin is transferred to the partner companies. TJ Group has this year already founded a sales office in Switzerland, and it will start operations also in France and Austria, if a suitable partner company is located. The company also researches possibilities to expand the operations to other European countries.

TJ Group believes that each quarter in 2002 will be more profitable than the equivalent quarter in 2001.

There are no consistent growth forecasts available for the products in TJ Group's product selection, and it is estimated that the uncertain market situation will continue. According to market research institutions and analysts, the demand for IT services will grow during 2002 in Europe by 1.5 to 6 per cent. The median value for the forecast growth according to the numbers of January 2002 is 4 per cent. The following companies have presented their forecasts: AMR Research, Credit Suisse, Forrester, Gartner, Merrill Lynch, Morgan Stanley and UBS Warburg.

The Company has earlier estimated that the latter half of the financial year 2002 will be profitable. Estimating of the market situation for the year 2002 has become more difficult lately, as the general economic uncertainty is reflected in the customers and their investment decisions. However, the Company's objective is still to become profitable for the latter half of the year.

Directed Share Issue

An extraordinary meeting of shareholders of the Company on May 20, 2002, has decided to carry out a share issue in the manner described in the subscription terms for the Share Issue (see "Terms of Subscription"). The extraordinary meeting of shareholders has decided in the same meeting to issue warrants (see "Terms and Conditions - Warrants 2002").

The founders of the Company, Tuomo Tilman and Jyrki Salminen, who are still the largest individual shareholders, have undertaken the subscription by committing to subscribe any new Shares that will be unsubscribed so that the total price for the Shares to be subscribed by the undertakers on the basis of this undertaking is at most EUR 10,000,000.

The Board of Directors that both Tuomo Tilman and Jyrki Salminen belong in want to ensure by the funds raised through the Share Issue sufficient financial resources to continue the planned reorganization of TJ Group and further development of business operations.

Business Developments for the Time Period After the Completion of the Interim Report of March 31, 2002

The Group's reorganization operations have continued in addition to Finland in Norway, Sweden, Germany and Denmark. The operations are a part of the previously published objective of TJ Group to regain the profitability of business operations. The methods to reach the objective include increasing the net sales, strict cost management, and adjusting the number of personnel to comply with the revised strategy of the group.

On March 25, 2002 the Company announced that it continues the incorporation of its business operations by founding two new subsidiaries, Key Partners Oy and TJ Group Services Oy. At the same time the Company announced that it would start the cooperation agreement negotiations to estimate the effects of incorporation on the personnel requirements of the founded companies and the Company in Finland.

As a result of the negotiations, 8 persons were dismissed in Finland from the product sales, marketing and communications, and the unit responsible for product development.

As a result of the cooperation negotiations, Key Partners Oy that focuses on electronic business solutions, or network services, operative systems and system integration dismissed ten (10) and laid off temporarily at most twenty (20) persons.

TJ Group Services Oy that is responsible for the group's hosting business and other operating, maintenance and support services does not have any need for dismissals or layoffs.

TJ Group AS that is responsible for the Group's Norwegian operations has terminated the negotiations about the incorporation of its operations other than the core business (namely, Expanded CRM). The operations in question will be mostly terminated. As a result of the decision the personnel of TJ Group AS has decreased by 31 persons.

TJ Group AB that is responsible for the Group's Swedish operations has decreased its administrative personnel and increased its sales personnel. TJ Group AB's number of personnel has remained more or less the same.

The personnel of TJ Group GmbH that is responsible for the Group's operations in Germany have decreased by 8 persons because of the reorganization. The determination of personnel requirements will continue.

The personnel of TJ Group A/S that is responsible for the Group's Danish operations have decreased by 18 persons because of the reorganization.

COMPANY MANAGEMENT AND AUDITORS

The Board of Directors is responsible for the proper organization of the Company's management and operations. According to the Articles of Association, the Company's Board of Directors must consist of a minimum of four and a maximum of seven regular members selected by the meeting of shareholders and a minimum of two and a maximum of three substitutes. The members' term of office continues until the next annual meeting of shareholders. The number of the terms of office for the members of the Board has not been restricted.

The Company's general meeting of shareholders for the year 2002 decided that four regular members and two substitutes are elected to the Company's Board of Directors. The following is a list of the members of the Company's Board of Directors and the Group's operative management.

Board of Directors

Name	Position	Year of Birth	In the Board since
Tuomo Tilman	Chairman of the Board	1962	1987
Jyrki Salminen	Member of the Board	1962	1987
Bo Eklund	Member of the Board	1964	1999
Kari Salo	Member of the Board	1947	2002
Mikko Setälä	Substitute member of the Board and CEO	1956	2001
Markku Montonen	Substitute member of the Board	1961	1990

Tuomo Tilman's and Jyrki Salminen's work address is Eteläesplanadi 25 A, 00100 Helsinki, Finland. Bo Eklund's home address is Orsavägen 49, 167 76 Bromma, Sweden. Kari Salo's work address is Käärmesaarenkuja 2 B, 02160 Espoo, Finland. Mikko Setälä's and Markku Montonen's work address is Itämerenkatu 5, 00180 Helsinki, Finland.

Tuomo Tilman (Chairman of the Board)
Born in 1962, M.Sc. (Econ). A founding shareholder of the Company and the Chairman of the Board since 1987.

Jyrki Salminen
Born in 1962, B.Sc. (Econ). A founding shareholder and a member of the Board since 1987. A previous CEO of the Company (1987-2001).

Bo Eklund
Born in 1964. Previously developed and managed the operations of Lotus Development Sweden AB's Nordic Support (1988) and worked as a Systems Engineer, Product Manager (Lotus Notes/Domino) and Strategic Business Development Manager in Lotus Development Sweden AB (1989-1996).

Kari Salo
Born in 1947. Management consultant and the CEO of Mastracon Oy, a provider of management consultation and information systems for decision-making.

Mikko Setälä (CEO)
Born 1956, M.Sc. (Eng.). The Company's CEO since 2001. Previously he worked as the Company's COO (2000-2001), as the Marketing Director of Nordic countries, Benelux countries, Eastern Europe and Russia for Lotus Development Corporation, the Marketing Director for Lotus Development Nordic AB, and Managing Director of Lotus Development Finland Oy in 1992-2001.

Markku Montonen
Born in 1961, M.Sc. (Econ). A shareholder in the Company since 1990 and the Executive Vice President since 1999. Previously, he worked in international sales and marketing duties in Berner Oy.

CEO and Other Operative Management of the Group

Name	*Position*	*Year of Birth*	*Year of Employment*
Mikko Setälä	CEO	1956	2000
Hannu Jokela	VP, Profesional Services Operations	1952	1995
Timo Lampola	VP, Product Development	1964	1990
Anneli Saarikoski	Chief Financial Officer	1955	1999
Jaana Tilander	VP, Software Business Operations	1961	2001

Hannu Jokela
Born in 1952. TJ Group's management consultant since 1995, Vice President of Human Resources since 2001, and Vice President of Professional Services Operations since 2002. Jokela has over 20 years of experience about project work and project management in management and IT system development and in corporate level management duties. He has implemented procurement and implementation for IT investments of approximately EUR 80 million in value for a demanding customer environment of over 13,000 users.

Timo Lampola
Born in 1964, M.Sc. (Econ). Vice President of Product Development for the Group since 1996. He has been in the employment of the Group since 1990.

Anneli Saarikoski
Born in 1955, M.Sc. (Econ). Chief Financial Officer of the Group since 1999. Previously, she has worked as the Chief Financial Officer in the Micronas group (1994-1998), Chief Financial Officer and Controller in Micronas Oy (1988-1993), and Financial Manager in Elektro-Sähkö Oy (1985-1988).

Jaana Tilander
Born in 1961. The Group's Marketing Director from 2001 and Vice President of Software Business Operations since 2002. Previously, she worked for Lotus / IBM (1993-2001) in charge for the marketing in Finland, the Nordic partnership program, marketing in Eastern Europe, and the communications and analyst relations for EMEA (Europe, Middle East & Africa). Before Lotus she operated as a Sales Manager for Olivetti Suomi Oy in charge for the PC resale channel for Finland.

Management Compensation

The salaries, remuneration and fringe benefits paid by the Company and other Group companies to the members of the Boards of Directors, CEOs and deputy CEOs for the 18-month financial period that ended on December 31, 2001, totaled EUR 1,177,692.

Management Ownership

On May 20, 2002, the Company's members of the Board, CEO and the entities controlled by them owned a total of 10,248,464 Company shares that corresponds to approximately 16.3 per cent of the Company's share capital and voting rights granted by the sharesIf the members of the Company's Board of Directors, CEO, and the entities controlled by them subscribe the maximum amount of new Shares offered in the Share Issue, their combined ownership may rise to a maximum of 56.5 per cent of the Company's shares and votes. According to the decision of the extraordinary meeting of shareholders held on May 20, 2002, the members of the Company's Board of Directors and CEO can subscribe warrants issued by the Company during 2002 so that they can, on the basis of these warrants, subscribe a number of Company's shares equivalent to a maximum of 0.75 per cent of the Company's share capital and voting rights granted by the shares, assuming that the Share Issue will be subscribed in its entirety. The subscription period for the Shares and warrants issued is May 30 to June 14, 2002 (see "Terms of Subscription" and "Terms and Conditions - Warrants 2002").

Management Incentive System

The Company employs nine warrant programs within its incentive system. A summary of the terms of the warrant programs is presented in the section "Shares, Share Capital and Ownership Structure – Information on Share Capital – Warrants".

Auditors

The Company's shareholders appoint one auditor annually. If the auditor is not a partnership of auditors, one deputy auditor is also appointed. Both the auditor and the possible deputy auditor shall be auditors or partnerships of auditors chartered by the Central Chamber of Commerce. The current auditor of the Company is the firm of independent auditors Tilintarkastajien Oy – Ernst & Young, with Stig-Erik Haga, Authorized Public Accountant acting as auditor in charge. The address of the partnership of auditors and the auditor in charge is Kaivokatu 8, 00100 Helsinki, Finland.

SHARES, SHARE CAPITAL AND OWNERSHIP STRUCTURE

General Information about the Company

TJ Group Plc is a public limited liability company that is formed and governed under the laws of Finland. The Company was entered in the Trade Register maintained by the National Board of Patents and Registration on December 31, 1987, and its trade registry number is 0686163-7. The Company's registered name is TJ Group Plc, and in Finnish TJ Group Oyj, and it is domiciled in Helsinki, Finland. According to Article 2 of the Articles of Association, the Company's line of business is management, marketing, finance and IT consulting, as well as import, export, manufacturing and sale of data processing programs and equipment.

The Company's financial period follows the calendar year. The Company's financial statement for the financial period ending in December 31, 2001, was based, because of the change in the financial period, on a review period of 18 months (see "Financial References").

The documents referred to in the Chapter 4, Article 7, clause 1 of the Finnish Companies Act are available for public inspection at the Company's head office in Helsinki at the address Itämerenkatu 5, 00180 Helsinki, Finland, and the Lead Manager's, PCA Corporate Finance Oy's offices in Helsinki at the address Eteläranta 12, 00130 Helsinki, Finland. The documents referred to in the Chapter 3a, Article 17 of the Finnish Companies Act are available for public inspection at the Company's head office in Helsinki at the address Itämerenkatu 5, 00180 Helsinki, Finland, the Lead Manager's, PCA Corporate Finance Oy's offices in Helsinki at the address Eteläranta 12, 00130 Helsinki, Finland, and at the premises of Finnish Central Securities Depository Ltd. in Helsinki at the address Fabianinkatu 14, 00130 Helsinki, Finland. The Offering Memorandum is also available at HEX Gate, Fabianinkatu 14, Helsinki, Finland.

Information on Share Capital

According to the Articles of Association, the Company's minimum share capital is EUR 1,000,000 and maximum share capital EUR 4,000,000, within which limits the share capital may be increased or decreased without amending the Company's Articles of Association. The minimum number of shares in the Company is 5,000,000 and the maximum number of shares in the Company is 200,000,000. The Company's share capital registered in the Trade Register as of the date of this Offering Memorandum is EUR 1,261,309.70, divided into 63,065,485 fully paid shares. The accounting par value of each Company's Share is EUR 0.02. At the extraordinary meeting of shareholders on May 20, 2002, the shareholders decided to amend the Articles of Association so that the Company's share capital is at most EUR 10,000,000 and the number of shares of the Company is at most 500,000,000 (see "Articles of Association of TJ Group Plc"). The amendments to the Articles of Association are planned to be registered in the Trade Register on May 22, 2002.

After the Share Issue the Company's share capital will be at most EUR 2,446,745.40, divided into at most 122,337,270 shares. The Shares subscribed in the Share Issue will entitle their holders to the same rights as the other shares of the Company and the right to full dividend for the financial period starting on January 1, 2002, on the condition that the meeting of shareholders will resolve to distribute dividends. The rights and privileges associated with the Shares subscribed in the Share Issue will take effect on the registration date of the increase in the share capital.

The Company's shares have been quoted on the NM list of Helsinki Exchanges since March 17, 1999, and on the Main List of Helsinki Exchanges since February 21, 2000. The ISIN code of the shares is FI0009007637, the trading code is TJT1V and the stock lot is 100 shares. The Company will apply for public listing of the Shares subscribed in the Share Issue on the Main List of Helsinki Exchnge so that the trading on the Shares commences approximately on June 20, 2002.

The Company's shares were transferred to the Finnish Book-Entry Securities System on February 23, 1999. The Book-Entry Securities System is described further in the section "The Finnish Securities Market - Book-Entry System".

The Company has a single share class. All the Company shares have an equal right to the dividend and otherwise equal rights. Each share entitles its holder to one vote in shareholder meetings. The Company shares can be transferred freely. The Articles of Association of the Company provide that the shareholder whose holding of all shares of the Company or the total voting rights reaches or exceeds 50 per cent is obliged, if the remaining shareholders so request, to redeem the shares of the other shareholders (see "Articles of Association of TJ Group Plc").

The Company has not issued convertible bonds or bonds with warrants and it has no capital loans. The Company does not have any of the Company's shares in its possession and the Company's Board of Directors has not been authorized to purchase or assign shares.

Warrants

Finland I

At the extraordinary meeting of shareholders on March 7, 1999, the shareholders decided to issue warrants to such persons belonging to the Board of Directors of the Group or the group companies, to Group management and personnel as decided by the Board of Directors of the Company. Part of the warrants were issued to a wholly-owned subsidiary of the Company to be distributed at a later stage to key persons within the framework of the Group's incentive system. Pursuant to the warrants the share capital may be increased by a maximum of EUR 12,171.60 corresponding to approximately 0.50 per cent of the Company's share capital and votes upon the condition that the Share Issue is subscribed in its entirety. The warrants entitle to subscribe for, as of May 1, 2001 (warrant A), as of May 1, 2002 (warrant B), and as of May 1, 2003 (warrant C) until May 31, 2005, a maximum of 608,580 shares of the Company. The subscription price is the price paid by retail and institutional investors for the shares of the Company in the share offering in connection with the listing of the Company in 1999, i.e., approximately EUR 0.94 per share.

Sweden I

The Board of Directors has, pursuant to an authorization by the general meeting of shareholders decided on October 6, 1999 to issue warrants to the management and certain key persons in the Company's Swedish operations. A portion of the warrants was issued to a subsidiary of the Company to be distributed at a later stage to key persons within the framework of the Group's incentive system. Pursuant to the warrants the share capital may be increased by a maximum of EUR 5,274.00 corresponding to approximately 0.22 per cent of the Company's share capital and votes upon the condition that the Share Issue is subscribed in its entirety. The warrants entitle their holders to subscribe for a maximum of 263.700 shares of the Company during a period from October 1, 2001 to October 31, 2002. The subscription price of the shares is based on the valuation calculation on the average price of the Company's share during October 7 to October 13, 1999, and it is approximately EUR 3.10 per share.

Finland II

The Board of Directors has, pursuant to an authorization by the meeting of shareholders decided on December 17, 1999 to issue warrants to such persons belonging to the Board of Directors of the Group or the group companies, to Group management and personnel as decided by the Board of Directors of the Company. A portion of the warrants was issued to a wholly-owned subsidiary of the Company to be distributed at a later stage to key persons within the framework of the Group's incentive system. Pursuant to the warrants the share capital may be increased by a maximum of EUR 4,050.00 corresponding to approximately 0.17 per cent of the Company's share capital and votes upon the condition that the Share Issue is subscribed in its entirety. The warrants entitle to subscribe for, as of May 1, 2001 (warrant E), as of May 1, 2002 (warrant F), and as of May 1, 2003 (warrant G) until May 31, 2005, a maximum of 202,500 shares of the Company. The subscription price of the shares is based on the valuation calculation on the average price of the Company's share during October 7 to October 13, 1999, and it is approximately EUR 4.94 per share.

Norway I

The Board of Directors has, pursuant to an authorization by the general meeting of shareholders decided on December 17, 1999 to issue warrants to the management and certain key persons in the Company's Norwegian operations. Pursuant to the warrants the share capital may be increased by a maximum of EUR 450,00 corresponding to approximately 0.02 per cent of the Company's share capital and votes upon the condition that the Share Issue is subscribed in its entirety. The warrants entitle to subscribe for, as of May 1, 2001 (warrant H), as of May 1, 2002 (warrant I), and as of May 1, 2003 (warrant J) until May 31, 2005, a maximum of 22,500 shares of the Company. The subscription price of the shares is based on the valuation calculation on the average price of the Company's share during October 7 to October 13, 1999, and it is approximately EUR 4.94 per share.

Sweden II

The Board of Directors has, pursuant to an authorization by the general meeting of shareholders decided on June 20, 2000 to issue warrants to the management and certain key persons in the Company's Swedish operations. A portion of the warrants was issued to a wholly-owned subsidiary of the Company to be distributed at a later stage to key persons within the framework of the Group's incentive system. Pursuant to the warrants the share capital may be increased by a maximum of EUR 736.00 corresponding to approximately. 0.03 per cent of the Company's share capital and votes upon the condition that the Share Issue is subscribed in its entirety. The warrants entitle to subscribe for a maximum of 36,800 shares of the Company during a period from July 1, 2002 to July 1, 2003. The subscription price of the shares is EUR 8.30 per share.

Warrants 2000

The Board of Directors has, pursuant to an authorization by the meeting of shareholders decided on August 14, 2000, to issue warrants to such persons belonging to Group management and personnel as decided by the Board of Directors of the Company. A portion of the warrants was issued to a wholly-owned subsidiary of the Company to be distributed at a later stage to key persons within the framework of the Group's incentive system. Pursuant to the warrants the share capital may be increased by a maximum of EUR 18,540.00 corresponding to approximately 0.75 per cent of the Company's share capital and votes upon the condition that the Share Issue is subscribed in its entirety. The warrants entitle to subscribe for a maximum of 927,000 shares of the Company during a period from June 1, 2002 to June 1, 2006. The subscription price of the shares is EUR 5.00 per share.

Norway II

The Board of Directors has, pursuant to an authorization by the general meeting of shareholders decided on December 14, 2000 to issue warrants to the management and certain key persons in the Company's Norwegian operations. A portion of the warrants was issued to a wholly-owned subsidiary of the Company to be distributed at a later stage to key persons within the framework of the Group's incentive system. Pursuant to the warrants the share capital may be increased by a maximum of EUR 477.02 corresponding to approximately 0.02 per cent of the Company's share capital and votes upon the condition that the Share Issue is subscribed in its entirety. The warrants entitle to subscribe for a maximum of 23,851 shares of the Company during a period from May 1, 2003 to May 1, 2006. The subscription price of the shares is EUR 0.77 per share.

Warrants 2001

The Board of Directors has, pursuant to an authorization by the meeting of shareholders decided on August 1, 2001, to issue warrants to such persons belonging to Group management and personnel as decided by the Board of Directors of the Company. A portion of the warrants was issued to a wholly-owned subsidiary of the Company to be distributed at a later stage to key persons within the framework of the Group's incentive system. Pursuant to the warrants the share capital may be increased by a maximum of EUR 80,000.00 corresponding to approximately 3.27 per cent of the Company's share capital and votes upon the condition that the Share Issue is subscribed in its entirety. The warrants entitle to subscribe for, as of December 1, 2002 (warrant N), and June 1, 2004 (warrant O) until September 30, 2007 a maximum of 4,000,000 shares of the Company. The subscription price of the shares is EUR 0.54 per share.

Warrants 2002

The extraordinary meeting of shareholders of the Company on May 20, 2002, decided to issue warrants to such persons as decided by the meeting of shareholders and to Group management and personnel as decided by the Board of Directors of the Company (see "Terms and Conditions - Warrants 2002"). Part of the warrants were issued to a wholly-owned subsidiary of the Company to be distributed at a later stage to key persons within the framework of the Group's incentive system. Pursuant to the warrants the share capital may be increased by a maximum of EUR 40,000.00 corresponding to approximately 1.63 per cent of the Company's share capital and votes upon the condition that the Share Issue is subscribed in its entirety. The subscription period for these warrants is May 30 to June 14, 2002, and the subscription period for the shares is December 1, 2003 to May 31, 2009. The warrants entitle to subscribe for a maximum of 2,000,000 shares of the Company. The subscription price of the shares is EUR 0.24.

Summary

Warrants issued by the Company entitle their holders to subscribe for a maximum of 8,084,931 Company shares and pursuant to the subscription the Company's share capital may be increased by a maximum of EUR 161,698.62 corresponding to approximately 6.61 per cent of the Company's share capital and votes upon the condition that the Share Issue is subscribed in its entirety. The following table lists the warrants issued by the Company and the warrants that the Company will issue during 2002:

	Warrant and share quantity	Share subscription price, EUR	Dilution, %	Commence of the share subscription period	End of the share subscription period
Finland I	608,580	0.94	0.50%	May 1, 2001	May 31, 2005
Sweden I	263,700	3.10	0.22%	October 1, 2001	October 31, 2002
Finland II	202,500	4.94	0.17%	May 1, 2001	May 31, 2005
Norway I	22,500	4.94	0.02%	May 1, 2001	May 31, 2005
Sweden II	36,800	8.30	0.03%	July 1, 2002	July 1, 2003
Warrants 2000	927,000	5.00	0.75%	June 1, 2002	June 1, 2006
Norway II	23,851	0.77	0.02%	May 1, 2003	May 1, 2006
Warrants 2001	4,000,000	0.54	3.27%	December 1, 2002	September 30, 2007
Warrants 2002 [1]	2,000,000	0.24	1.63%	December 1, 2003	May 31, 2009

1) The subscription period for warrants is from May 30, 2002, to June 14, 2002.

Authorization to Issue Shares

The annual meeting of shareholders of the Company on April 9, 2002, decided to authorize the Company's Board of Directors to decide by April 9, 2003, upon the increase of the Company's share capital by issuing new shares and issuing warrants, and issuing convertible bonds. Pursuant to this authorization, the share capital of the Company can be increased by a maximum amount of EUR 252,261,94. The authorization includes the right to deviate from the shareholders' pre-emptive right to subscription. The authorization was registered in the Trade Register on April 18, 2002.

The Company's Board of Director can, pursuant to the authority granted by the annual meeting of shareholders on April 9, 2002, to decide to increase the share capital on the basis of any demand emerged, for example, during the Share Issue.

Changes in Share Capital

The following table presents a summary of the measures carried out by the Company involving a change in the share capital or in the number and type of shares into which it is divided:

Measure	Nominal value, EUR 1)	Increase in the number of shares	Share capital increase, euro	New share capital, euro	New number of shares	Registered 2)
Incorporation	16.82	150	2,522.82	2,522.82	150	Dec 31, 1987
Bonus issue	16.82	29,850	502,040.96	504,563.78	30,000	Dec 28, 1998
Lowering of nominal value	0.17	2,970,000	–	504,563.78	3,000,000	Jan 29, 1999
Directed share issue	0.17	501,000	84,262.15	588,825.93	3,501,000	Mar 15, 1999
Directed share issue	0.17	556,788	93,645.02	682,470.95	4,057,788	Jun 15, 1999
Directed share issue	0.17	495,084	83,267.15	765,738.10	4,552,872	Jun 30, 1999
Directed share issue	0.17	13,706	2,305.18	768,043.28	4,566,578	Jun 30, 1999
Directed share issue	0.17	99,000	16,650.60	784,693.89	4,665,578	Jun 30, 1999
Directed share issue	0.17	369,525	62,149.64	846,843.53	5,035,103	Oct 7, 1999
Re-denomination into euros and abolishment of nominal value	0.18	–	–	846,843.53	5,035,103	Oct 8, 1999
Bonus issue	0.18	–	59,475.01	906,318.54	5,035,103	Oct 8, 1999
Increase in the number of shares	0.06	10,070,206	–	906,318.54	15,105,309	Nov 4, 1999
Directed share issue	0.06	2,421,132	145,267.92	1,051,586.46	17,526,441	Nov 18, 1999
Directed share issue	0.06	47,734	2,864.04	1,054,450.50	17,574,175	Dec 16, 1999
Increase in the number of shares	0.02	35,148,350	–	1,054,450.50	52,722,525	Jan 18, 2000
Directed share issue	0.02	1,046,292	20,925.84	1,075,376.34	53,768,817	Feb 10, 2000
Directed share issue	0.02	2,880,000	57,600.00	1,132,976.34	56,648,817	Feb 21, 2000
Directed share issue	0.02	110,331	2,206.62	1,135,182.96	56,759,148	Feb 24, 2000
Directed share issue	0.02	2,763,741	55,274.82	1,190,457.78	59,522,889	Mar 31, 2000
Directed share issue	0.02	851,864	17,037.28	1,207,495.06	60,374,753	Apr 10, 2000
Directed share issue	0.02	1,826,354	36,527.08	1,244,022.14	62,201,107	Jul 12, 2000
Directed share issue	0.02	864,378	17,287.56	1,261,309.70	63,065,485	Aug 10, 2000

1) Prior to October 8, 1999, the nominal value in FIM.
2) Date refers to date of registration within the Trade Register maintained by the National Board of Patents and Registration

The Company's Shareholders

According to the list of shareholders dated on April 30, 2002, the Company had a total of 23,831 shareholders. The following table lists the ten largest shareholders of the Company on May 20, 2002.

Shareholder	Number of shares	Percentage of shares and votes
Tilman Tuomo	3,534,750	5.6 %
Salminen Jyrki	3,534,750	5.6 %
Mäkelä Tuomo	1,532,000	2.4 %
T2-Investment Ltd	1,500,000	2.4 %
Eklund Bo	1,265,964	2.0 %
Heikkilä Olli Juhani	1,122,297	1.8 %
Mandatum Suomi Kasvuosake	715,900	1.1 %
Numminen Heikki	501,162	0.8 %
Montonen Markku	413,000	0.7 %
Särnevång Magnus	411,605	0.7 %
Other shareholders	48,534,057	77.0 %
Total	**63,065,485**	**100.0 %**

On May 20, 2002, of the shareholders of the Company, Tuomo Tilman and Jyrki Salminen owned directly at least 1/20 of the share capital and votes of the Company (see the above table). Tuomo Tilman controls T2 Investment Ltd.

The Company has not purchased any of the Company's shares and the Company's Board of Directors does not have the authorization to purchase or assign them.

Shareholders' Agreements

The Company has made several acquisitions where the purchase price or a part of it has been paid by issuing shares of the Company. In connection with the acquisitions, lock-up agreements concerning the Company's shares have been entered into. Under these agreements the shares of the Company given as consideration will become freely transferable in stages so that the last shares become freely transferable on August 4, 2002. A total of 288,126 shares with book-value equivalent to EUR 0.02 were subject to lock-up on the date of this Offering Memorandum.

To the knowledge of the Company, there are no other existing agreements concerning ownership of the Company's shares or the exercise of voting power.

Subscription Undertaking

On April 29, 2002, Tuomo Tilman and Jyrki Salminen gave the Subscription Undertaking to the Company concerning the subscription of a maximum of 67,140,000 Shares. The undertakers have each separately committed themselves to subscribe for Shares in accordance with the terms of subscription contained in this Offering Memorandum (see "Terms of Subscription") to the extent that new Shares offered on the basis of the primary or secondary subscription remain unsubscriped for , however, so that the total price for the Shares to be subscribed for on the basis of the Subscription Undertaking is at most EUR 10,000,000.

A Summary of the Rights Granted by the Shares

General Meetings of Shareholders

Under the Finnish Companies Act, shareholders exercise their power to decide on company matters at general meetings of shareholders. The Articles of Association of the Company stipulate that the Annual General Meeting of Shareholders is to be held each year on the date specified by the Board of Directors within six months from the close of the financial period to consider, among other things, the financial statements, the auditors' report, the payment of a dividend and election of the members of the Board of Directors. An Extraordinary General Meeting of Shareholders in respect of specific matters is to be held when the Board of Directors deems this necessary or when the company's auditor or shareholders having at least one tenth of all the company's outstanding shares request this in writing.

According to the Companies Act and the Articles of Association, notice of a General Meeting shall be sent to shareholders not more than two (2) months and not less than 17 days before the meeting by publishing the notice of meeting in a newspaper decided by the Board of Directors or by sending the notice of meeting to the shareholders at the address which is entered in the Company's shareholder register. The right to participate in and vote at General Meetings of Shareholders requires that the shareholder informs the Company of such participation by the date mentioned in the notice of meeting, which may not be more than five (5) days before the meeting.

In order to have the right to participate in and vote at a General Meeting of Shareholders, a shareholder must be registered not later than ten (10) days prior to the General Meeting of Shareholders in the register of shareholders kept by the FCSD (see "The Finnish Securities Market – The Book-Entry System"). Voting rights may not be exercised by a shareholder whose shares are nominee-registered. If the beneficial owner of nominee-registered shares wishes to exercise his voting rights, he must cancel the nominee arrangement and seek registration in his own name not later than ten (10) days prior to the General Meeting of Shareholders. There are no quorum requirements regarding the number of shareholders present in General Meeting of Shareholders (except for the certain exceptions stated in the Finnish Companies Act).

Voting Rights

A Shareholder may attend and vote at a General Meeting of Shareholders in person or through an authorized representative. Each of the Company's shares, including the Shares offered in this Share Issue, entitles its holder to one vote. At a General Meeting of Shareholders, resolutions are usually passed by a simple majority of the votes cast. However, certain resolutions, such as amendments of the Articles of Association, deviation from shareholders' pre-emptive rights to subscribe for shares in a primary offering and, in certain cases, resolutions on a merger or liquidation of the Company, require an affirmative vote of at least two thirds (2/3) of the votes cast and the shares represented at the General Meeting of Shareholders.

Dividends and Other Distributions

Under the Finnish Companies Act, shareholders' equity is divided into restricted and non-restricted equity for the purpose of determining the amount of distributable funds. Restricted equity consists of the share capital, the share premium fund, the revaluation fund and the reserve fund. Non-restricted equity comprises of the other equity items. The amount of any dividend payout to shareholders may not exceed the distributable equity shown in the balance sheet approved by the Annual General Meeting of Shareholders. The distributable funds include the profit for the financial period last ended, the retained earnings from previous years and other non-restricted equity less confirmed losses and other funds which according to the Company's Articles of Association are to be transferred to the reserve fund or otherwise left undistributed as well as certain other undistributable amounts. The dividend paid by a group's parent company is limited to the distributable funds according to the approved balance sheet of the parent company or the group, whichever is lower. The dividend may not exceed the amount proposed by the Board of Directors unless so requested at the Annual General Meeting by shareholders holding not less than ten (10) per cent of all the shares in the company. If such a request is brought forth, the amount of the dividend to be paid must be at least half of the net profit for the previous financial period less confirmed losses and other funds which according to the Company's Articles of Association are to be transferred to the reserve fund or otherwise left undistributed as well as certain other undistributable amounts, but it may not exceed the amount of distributable funds or eight (8) per cent of the total shareholders' equity in the company. Under the Finnish Companies Act, a company may not pay interim dividends based on the profits for the current financial period.

Dividends and other distributions are paid to shareholders or their nominees who are registered in the Shareholder Register on the record date. Such register is maintained by the FCSD through the relevant book-entry securities registrar. No dividends are payable to shareholders not entered in the shareholder register. All the company's shares, including the shares offered hereby, carry equal rights to dividends and other distributions by the company (including the distribution of the Company's assets in the event of liquidation). The Shares subscribed for in the Share Issue entitle their holders to full dividend for the financial period starting on January 1, 2002, upon condition that the general meeting of shareholders will resolve to distribute dividends.

The dividend payment period expires five (5) years after the first day of payment. Upon expire, the dividend belongs to the Company.

THE FINNISH SECURITIES MARKET

General

The Finnish Securities Market is supervised by the Financial Supervision. The principal statute governing the securities market is the Securities Market Act (495/1989 as amended). The Securities Market Act contains regulation, *inter alia*, with respect to company and shareholder disclosure obligations, admission to listing and trading of listed securities, public take-overs and insider obligations. The role of the Financial Supervision is to monitor compliance with these regulations, with a particular emphasis on investors' protection.

The Securities Market Act specifies minimum disclosure requirements for companies applying for listing on the Helsinki Exchanges or making a public offering of securities. The information provided must be sufficient to enable investors to make sound evaluation of the security being offered and the issuing company. Finnish listed companies have a continuing obligation to publish regular financial information and to inform the market of any matters likely to have a material impact on the value of their securities.

A shareholder is required to notify without delay a Finnish listed company and the Financial Supervision when its voting participation in, or its percentage ownership of, issued share capital of such Finnish listed company reaches, exceeds or falls below 5, 10, 20, 25, 33 ⅓, 50 or 66 ⅔ per cent calculated in accordance with the Securities Market Act, or when it enters into an agreement or other arrangement that, when effected, has such effect. Upon obtaining such information the company shall publish the information and separately inform the Helsinki Exchanges.

A shareholder whose holding in a listed company exceeds 66 ⅔ per cent of the total voting rights of the company subsequent to the commencement of a public quotation of the company or other securities convertible into shares of such company, must offer to purchase the remaining shares and other securities convertible into shares of such company at fair market price. According to the Companies Act, a shareholder holding more than 90 per cent of the shares and the voting rights in a company has the right to purchase the remaining shares of such company at fair market price. In addition, any shareholder that owns shares that may be so purchased by a majority shareholder is entitled to require such majority shareholder to purchase its shares at fair market price. Detailed rules apply for the calculation of the above proportions of shares and votes.

The Finnish Penal Code contains provisions relating to the breach of disclosure requirements, misuse of insider information and market manipulation. Breach of these provisions constitutes a criminal offence.

The Book-Entry System

General

In the year 1991 Finland made a gradual change to book-entry system when share certificates were discarded. The book-entry system is mandatory for companies whose shares are subject to public trading. The book-entry system is centralised at the FCSD, which provides national clearing and registration services for securities. The FCSD maintains a central book-entry system for both equity and debt securities.

The FCSD maintains a register of the shareholders of listed companies and offers book-entry account services to shareholders that do not wish to utilise the services of a commercial account operator. The basic custody expenses incurred by the FCSD in connection with maintaining the book-entry accounts are borne by the issuers participating in the book-entry system. Account operators, which comprise, *inter alia*, banks, securities intermediaries and clearing parties authorized by the FCSD to act as account operators (each an "Account Operator"), administer the book-entry accounts and are entitled to make entries in the book-entry system. The Account Operators usually offer a wide range of custody and other services.

Registration

In order to effect entries in the book-entry system, a security holder must open a book-entry account with the FCSD or an Account Operator. For shareholders who have not transferred their shares into book-entries, shall be opened a joint book-entry account with the FCSD, the registered holder of which shall be the issuer. All transactions in securities registered with the book-entry system are executed as computerised book-entry transfers. The Account Operator confirms book-entry transfers by sending notifications of transactions to the investor holding the respective book-entry account. Holders of the book-entry accounts receive an annual statement of the entries as at the end of each calendar year.

Each book-entry account is required to contain information with respect to the account holder as well as other holders rights pertaining the book-entries registered in the account, the custodian administering the assets of a custodial nominee as well as the Account Operator administering the account. Such information includes the type and number of book-entry securities registered and the rights and restrictions pertaining to the account and to the book-entry securities registered in the account. A possible custodial nominee account is registered as such on the entry. The FSCD and the Account Operators are required to keep the information received as confidential. Certain information entered into the shareholders' register maintained by FSCD (the name and postal address of the shareholder as well as number of shares) shall be public information.

Each Account Operator is strictly liable for errors and omissions in the book-entry accounts administered by it and for any unauthorized disclosure of information. If an account holder has suffered a loss as a result of a faulty registration or an amendment to, or deletion of rights in respect of the registered securities and the Account Operator is unable to compensate for such loss, such account holder is entitled to receive compensation from the FCSD. To cover this contingency, the FCSD maintains a statutory registration fund (in Finnish "Kirjausrahasto"), the capital of which shall correspond to 0.000048 per cent of the aggregate value of securities in the book-entry system during the past five years, however not less than EUR 20 million.

Trading and Settlement

The trading system of the Helsinki Exchanges, the Helsinki Exchanges Automated Trading and Information System (HETI) is a centralised and fully automated system. Trading is conducted on the basis of trading lots, which are fixed separately for each share series.

Share trading (phase I) takes place between 10:00 a.m. and 6:00 p.m. on each trading day. Offers may be placed in the system beginning at 9:00 a.m. during a pre-trading period. Offers are matched between 9:40 and 10:00 a.m. to determine the opening quotations of the day. Contract transactions may continue to be registered during after-market trading from 6:00 to 6:30 p.m. and from 8:30 and 9:00 a.m. the following morning within the price limits arrived during the official share trading. Trading continues as evening trading (phase II) between 6:03 p.m. and 8:00 p.m. Official closing prices are, however, confirmed at 6:00 p.m. when trading ends. The transactions are cleared in the FCSD's automated clearing and settlement system (KATI-system) on the third banking day after the trade date (T+3).

At the Helsinki Exchanges, all trading and clearing of securities takes place in euro and the minimum tick size is EUR 0.01. Price information is provided and published in euro.

Custody of Shares and Nominees

Shares may be held in a book-entry account administered by either the FCSD or an Account Operator. Finnish depositories and Euroclear System and Clearstream Banking, *inter alia*, have accounts within the book-entry system and, accordingly, non-Finnish shareholders may hold their shares through their accounts with Euroclear System or Clearstream Banking.

In respect of a non-Finnish shareholder, a custodial account holder or another nominee registration custodian administering shares on the basis of an agreement may instead of the shareholder be entered into the register of shareholders maintained by the FCSD. A nominee shareholder is entitled to receive dividends and to exercise all share subscription rights, other financial rights and administrative rights attaching to the shares, such as right attend and vote at meetings of shareholders. A beneficial owner wishing to exercise the right to attend and vote at meetings of shareholders of a company must be entered temporarily in the register of shareholders maintained by the FCSD. Participation in the meetings of shareholders on the grounds of nominee registered shares requires that the temporary entry on the owner of the nominee registered shares has been made in the shareholders' register ten (10) days prior to the relevant meeting of shareholders. A nominee registration custodian is required to disclose to the Financial Supervision and the relevant company on request the name of the beneficial owner of any shares registered in the name of such nominee registration custodian, where beneficial owner is known, as well as the number of shares owned by such beneficial owner. If the name of the beneficial owner is not known, the nominee registration custodian is required to disclose the said information on the representative acting on behalf of the beneficial owner and to submit a written declaration to the effect that the beneficial owner of the shares is not a Finnish legal or natural person.

Shareholders wishing to hold their shares in the book-entry system in their name and who do not maintain a book-entry account in Finland are required to open a book-entry account with an Account Operator or the FCSD and a bank account in Finland. Upon receipt of details regarding the account to be opened, the relevant Account Operator or FCSD will open an individual book-entry account in the name of the shareholder.

Compensation Fund for Investors

Following amendments to the Finnish Act on Investment Firms and to the Securities Market Act in 1998, a compensation fund for investors was established and investors were divided into professional and non-professional investors.

The definition of professional investors includes business enterprises and public entities, which can be deemed to know the securities markets and the risks related thereto. An investor may also notify in writing that, on the basis of his professional skills and experience in investment activities, he is a professional investor. However, private investors are generally considered non-professional investors.

Investment firms and credit institutions providing investment services must belong to the compensation fund. The compensation fund safeguards payment of clear and indisputable claims when an investment firm or credit institution, for a reason other than temporary insolvency, is not capable of paying the claims of an investor within a determined period of time. Only claims of non-professional investors are paid by the compensation fund. The amount of compensation to be paid to an investor shall be 90 per cent of the claim. However, the maximum amount of compensation is EUR 20.000. The fund shall not compensate for losses due to decrease in stock value or incorrect investment decisions. Accordingly, investors continue to be liable for the consequences of their own investment decisions. If a bank becomes insolvent, customers of a credit institution shall be compensated from the deposit safeguard fund for claims up to approximately EUR 25.228. The funds of an investor are safeguarded either through the deposit safeguard fund or the compensation fund. Accordingly, the same funds are not subject to double protection.

TAXATION

The following summary is based on the tax laws of Finland as in effect on the date of this Offering Memorandum, and is subject to changes that could also have a retroactive effect. The purpose of this summary is not to present completely all possible tax consequences arising from Finnish tax legislation. The following summary does not take into account nor does it discuss the tax laws of any country other than Finland. The shareholders of the Company and the prospective subscribers are advised to consult their own tax advisers as to the tax consequences of the subscription, ownership and disposition of shares in the Company.

General

Finnish residents and non-residents are treated differently for tax purposes in Finland. Persons resident in Finland and Finnish entities are subject to taxation on their worldwide income and net wealth. Non-resident persons who are not generally liable for tax in Finland are subject to taxation solely in respect of their Finnish source of income.

Natural persons residing in Finland for tax purposes are subject to a progressive income tax on earned income, including salary. Capital income, including dividend income and imputation tax credit on such dividends, from a Finnish company listed on the Helsinki Exchanges, is normally taxed at rate of 29 per cent.

No tax consequences normally arise in connection with the subscription of shares in a share issuance. However, any benefit gained subject to subscription of shares for the stock option holders of the Company may be considered as a stock option exercise. There is no public case law in this area.

Company Taxation

Since January 1, 2000 the corporate income tax rate has been 29 per cent in Finland. Limited liability companies are not liable for net wealth tax.

Finland applies an imputation tax credit *(avoir financial)* system in order to insure a single taxation of dividends, which Finnish residents have received from Finnish limited liability companies. Companies distributing dividends are obliged to pay a certain minimum amount of income tax. The applicable minimum tax in tax year 2002 is 29/71 of the dividends distributed to the shareholders for the relevant year.

In the taxation of a company distributing dividends the minimum tax is compared with the tax payable on the amount of taxable corporate income (comparison tax). To the extent that the minimum tax exceeds the comparison tax and the unused tax surpluses from previous years, a supplementary tax liability will be imposed. If, however, the minimum tax is less than the comparison tax, a tax surplus will be established. Any tax surplus generated may be carried forward and used for a period of ten (10) years by the distributing company in order to avoid the supplementary tax.

However, tax surpluses are not taken into account if more than half of the ownership of shares in the company has been changed subsequent to or during the financial year, during which the tax surpluses were generated. If a corresponding change of ownership has taken place in a corporation holding at least 20 per cent of the company's shares, the ownership of such shares is deemed to have transferred. The relevant tax office may, upon application, grant an exemption from the loss of tax surpluses in change of ownership situations.

Transfers of publicly listed shares in companies traded on the Main List of the Helsinki Exchanges do not affect the use of tax surpluses. There are also comparable provisions regarding loss carry forwards and unused imputation tax credits.

Taxation of Shareholders

Imputation Tax Credit On Dividends

Shareholders generally liable for tax in Finland are entitled to an imputation tax credit by virtue of their dividends from a Finnish company. The amount of imputation tax credit in 2002 is 29/71 of the dividend received. Due to the imputation tax credit no Finnish income tax is generally payable by shareholders in respect of dividends received from a Finnish company.

The imputation tax credit is not generally available to non-residents not generally liable for tax in Finland. Shareholders who are not generally liable for tax in Finland may, however, be entitled to the imputation tax credit where there is a double taxation treaty that contains the appropriate provisions between Finland and the home country of the shareholder. Currently, the only such tax treaty in force is with Ireland concerning only portfolio dividends. The imputation tax credit granted according to the double taxation treaty is equal to one-half of the credit available to shareholders generally liable for tax in Finland.

A permanent establishment of a Finnish corporation residing in an EEA-country is entitled to imputation tax credit, provided that the shares, upon which the dividends are distributed, are deemed to be assets of the permanent establishment.

Withholding Tax on Dividends

Non-resident shareholders are generally subject to Finnish withholding tax on dividends paid by a Finnish company. In the absence of any applicable tax treaty, the rate of such withholding tax is 29%. Finland has entered into double taxation treaties with many countries pursuant to which the withholding tax rate is reduced on dividends paid to persons entitled to the benefits under such treaties.

Primarily, a Finnish company distributing dividends is responsible for withholding a correct amount of Finnish tax. In practice, however, the Finnish bank effecting the payment deducts any applicable Finnish withholding tax.

In order to be eligible for the reduced withholding tax rate, a shareholder must provide a certificate of taxation at the source or the required information (name, date of birth, address in the home country, personal or corporate code) to the payer prior to the payment of the dividends. If such information is not submitted in a timely manner, the rate of withholding tax will be 29%. A refund of tax withheld in excess of the applicable treaty rate can be obtained upon application to the Finnish tax authorities (tax office).

No withholding tax is levied on dividends paid to corporate entities that reside within the EU and directly hold at least 25% of the capital of the Finnish company distributing dividend, provided that such entities are not entitled to the imputation tax credit under the *avoir financial* system and provided that they are generally subject to income tax in their respective countries of residence, as specified in Directive 90/435/EEC.

Capital Gains Tax

Any gain arising from the transfer of shares is taxed at a flat rate of 29% for natural persons and estates resident in Finland for tax purposes.

The taxable capital gain or loss is the difference between the sales price and the aggregate of the acquisition cost of the shares and sales related expenses. Individuals and estates may choose to apply a presumptive acquisition costs. The presumptive acquisition cost is normally 20% of the sales price, but is 50% of the sales price for shares that have been held for at least ten years. Capital losses are deductible only from capital gains arising in the same year and during the following three years.

Any sales price from a transfer of shares is taxed as ordinary corporate income of a Finnish company. The acquisition cost of the shares sold is similarly deductible from corporate income.

Non-resident shareholders who are not generally liable for tax in Finland are not subject to Finnish tax on capital gains realised in the transfer of shares, unless more than 50% of the total assets of the company in question consists of real estate located in Finland.

Transfer Tax

No Finnish transfer tax is payable in connection with the subscription of new shares in a share issuance.

There is no transfer tax payable in Finland on share transfers made on the Helsinki Exchanges or other comparable stock exchange. If the shares are not transferred through the Helsinki Exchanges or other comparable stock exchange, a transfer tax at the rate of 1.6% of the relevant sales price is payable by the buyer. However, if the buyer is a non-resident person who is not generally liable for tax in Finland, the seller must collect and pay the tax on behalf of the buyer. If both the seller and the buyer are non-resident persons who are not generally liable for tax in Finland, the transfer of shares will be exempt from Finnish transfer tax.

Net Wealth Tax and Gift and Inheritance Tax

Shares of a Finnish company generally include in the taxable net wealth of both Finnish residents and non-residents. However, non-residents of Finland are not liable for net wealth tax on shares unless the shares are related to the business of a permanent establishment located in Finland or to a certain mutual real estate corporation. Shares in a listed company are valued at 70% of their market value at the end of the relevant tax year for net wealth tax purposes. Such values of shares in the Finnish listed companies are aggregated yearly by the Finnish National Board of Taxes.

A transfer of shares by way of a gift or an inheritance is subject to Finnish gift or inheritance tax, respectively, if either the transferor or the transferee was resident in Finland at the time of death or when the gift was given or if more than 50% of the total assets of the company in question consist of real estate located in Finland. Finland's right to impose inheritance tax on inheritances or gift tax on gifts received by non-residents of Finland has been limited in double taxation treaties on inheritance and gift.

ADVISERS AND AUDITORS

Issuer's Advisers

The Lead Manager of the Offering is PCA Corporate Finance Oy. The Company has entered into an agreement with the Lead Manager on the arrangement of the Share Issue ("Arranging Agreement"). In the Arranging Agreement the Company has undertaken certain possible liabilities as in relation to the Lead Manager, including the liabilities prescribed in the Securities Market Act. Furthermore, the Company has agreed to reimburse the Lead Manager for certain costs.

Legal Matters

Certain legal matters connected with the Share Issue will be passed upon for the Company by Roschier Holmberg, Attorneys Ltd.

Certain legal matters connected with the Share Issue will be passed upon for the Lead Manager by Asianajotoimisto Borenius & Kemppinen Oy.

Auditors

The Company's consolidated financial accounts for the financial periods ending on June 30, 1999, June 30, 2000, and December 31, 2001 were audited by the Company's auditors, Tilintarkastajien Oy – Ernst & Young, partnership of Authorized Public Accountants, with Stig-Erik Haga, Authorized Public Accountant acting as the auditor in charge, as indicated in the financial statements presented in this Offering Memorandum.

KEY FIGURES DESCRIBING THE FINANCIAL DEVELOPMENT AND SHARE-SPECIFIC KEY RATIOS

Key figures describing the financial development and share-specific ratios for TJ Group are presented below. The information should be examined in conjunction with the information on the financial statements presented in this Offering Memorandum.

TJ Group	Dec 2001[1]	July 2000-Dec 2001	June 2000	June 1999	June 1998	June 1997
	12 months	18 months	12 months	12 months	12 months	12 months
Key figures describing the financial development (EUR million)						
Net sales	36.7	57.6	28.5	11.2	8.3	5.0
Operating profit/loss	-18.0	-26.3	-4.7	1.0	0.8	0.5
% of net sales	-49 %	-46 %	-17 %	9 %	9 %	10 %
Profit before extraordinary items, reserves and taxes	-17.3	-24.6	-4.0	1.0	0.7	0.5
% of net sales	-47 %	-43 %	-14 %	9 %	9 %	10 %
Profit before reserves and income taxes	-25.1	-30.9	-2.9	0.8	0.7	0.5
% of net sales	-68 %	-54 %	-10 %	7 %	9 %	10 %
Return on equity, %	-49 %	-63 %	-10 %	19 %	36 %	37 %
Return on investment, %	-47 %	-62 %	-13 %	25 %	45 %	41 %
Interest bearing net debt	-9.2	-9.2	-38.2	-2.1	0.2	0.4
Net debt to equity (Net Gearing), %	-40 %	-40 %	-72 %	-38 %	12 %	15 %
Equity ratio, %	69 %	69 %	82 %	55 %	36 %	36 %
Gross investments	0.4	1.4	10.0	1.9	0.5	0.7
% of net sales	1 %	2 %	35 %	17 %	7 %	14 %
Personnel at the end of the period	471	471	637	220	95	50
Personnel, average	598	628	404	113	73	50
Share-related indicators (euro)						
Earnings/share	-0.28	-0.38	-0.06	0.02[2]	0.01[2]	0.01[2]
Shareholders' equity/share	0.36	0.36	0.88	0.13[2]	0.04[2]	0.04[2]
Dividend/share	0	0	0	0	0.006[2]	0.006[2]
Dividend/earnings, %	0	0	0	0	51 %[2]	52 %[2]
Effective dividend yield	0	0	0	0		
Price-to-Earnings ratio (P/E)	neg.	neg.	neg.	99.3		
Lowest trading price of the share	0.27	0.27	1.83	1.20		
Highest trading price of the share	1.30	5.99	22.50	1.97		
Average trading price of the share	0.62	1.30	10.73	1.37		
Market value of all shares at the end of the period, EUR million	18.3	18.3	304.9	76.5		
Amount of traded shares, pcs	79 911 997	128 166 591	73 959 373	13 811 193		
Amount of traded shares, %	127 %	203 %	144 %	47 %		
Weighted average number of shares effect during the period	63 065 485	62 991 993	51 464 775	29 154 312[2]	27 000 000[2]	27 000 000[2]
Number of shares at the end of the period	63 065 485	63 065 485	60 374 753	41 990 202[2]	27 000 000[2]	27 000 000[2]

[1] The figures describing the financial development and the share-specific key ratios as of December 31, 2001 are based on redivision of financial periods.

[2] The share-specific key ratios for financial periods ending June 30, 1999 and 1998 and 1997 are adjusted for the November 4, 1999 registered share split (1:3) and the January 18, 2000 registered share split (1:3) in order to improve comparability. In calculating the share-specific key ratios for financial periods ending June 30, 1998 and 1997 comparability has been improved by using the share amount registered following the January 29, 1999 registered lowering of the nominal value of the share.

Calculation of Key Ratios

Return on equity, % (ROE):

$$\frac{\text{Profit before extraordinary items - taxes } \times 100}{\text{Shareholders' equity + minority interest + voluntary provisions – deferred tax liability (average)}}$$

Retun on investment, % (ROI):

$$\frac{\text{Profit before extraordinary items and taxes+ interests and other financial expenses } \times 100}{\text{Balance sheet total – non-interest bearing liabilities (average)}}$$

Interest-bearing net debt:

Interest bearing liabilities – cash and cash equivalents

Net Gearing

$$\frac{\text{Interest-bearing liabilities – cash and cash equivalents}}{\text{Shareholders' equity + minority interest + voluntary provisions – deferred tax liability}}$$

Equity ratio, %:

$$\frac{\text{Shareholders' equity + minority interest + voluntary provisions- deferred tax liability } \times 100}{\text{Balance sheet total – advance payments received}}$$

Earnings/share, EPS:

$$\frac{\text{Profit before extraordinary items and taxes +/- minority interest}}{\text{Issue-adjusted number of shares for the fiscal year}}$$

Shareholders' equity/share:

$$\frac{\text{Shareholders' equity + minority interest + voluntary provisions - deferred tax liability}}{\text{Issue-adjusted number of shares for the fiscal year}}$$

Price/earnings (P/E):

$$\frac{\text{Price at closing of the accounts}}{\text{Earnings/share}}$$

Dividend/share:

$$\frac{\text{Dividend}}{\text{Issue-adjusted number of shares at the end of the fiscal year}}$$

Effective dividend yield, %:

$$\frac{\text{Dividend/share}}{\text{Price at closing of the accounts}}$$

Dividend/earnings,%:

$$\frac{\text{Dividend/share } \times 100}{\text{Earnings/share}}$$

INDEX TO FINANCIAL STATEMENTS

BOARD OF DIRECTORS' REPORT FOR FINANCIAL PERIOD JULY 1, 2000 – DECEMBER 31, 2001

The IT Bubble Burst – Operation Was Adjusted

In 1998–2000, IT investments grew in all developed western countries. This was due to factors that appeared within a short time period and increased demand. Organizations had to make their systems Y2K compliant, Internet was considered a major change in business operations, and many countries prepared to start using euro.

Y2K problems have been solved and euro has been implemented, so these factors that increased demand do not exist anymore, and the growth estimates for the Internet have proven to be radically overestimated.

At the same time, during the last 18 months, there have been significant changes in the financial areas of the macroeconomy where TJ Group operates. The long period of strong growth in national economies quickly changed into decline and in some market areas, even depression.

At the beginning of the review period, TJ Group implemented aggressive growth by acquisitions and recruiting according to the prevailing view on the markets. As the market situation changed, TJ Group restructured its operations by limiting its product selection and decreasing the number of personnel to correspond with the revised strategy.

Restructuring has been done according to the EUR 8 million reserve announced on 9 March 2001 (Q3 01: EUR 0.7 million; Q4 01: EUR 2.5 million; and Q5 01: EUR 4.8 million).

The total operating costs for the last quarter (1 October–31 December 2001) were EUR 5.24 million less than in the quarter before the restructuring started (1 January–31 March 2001).

The events of 11 September 2001 made companies very reluctant to make any investments that were not absolutely necessary. Companies and public administration shifted the focus of their operation to actions that increase security and reliability, and decreased the amount of other purchases, such as investments in information technology.

Regardless of the drastic changes in the growth estimates for the IT sector, information technology is still a sector that will grow in the long run. The reason for this is the society's continuing informatization and digitalization, which increases the demand for different kinds of automation, information, and control systems. Digital technology and networks will continue to replace different mechanical and analogue systems, which leads to increase in the demand of IT services. Due to high labor costs, companies and public administration, especially in the western countries, have a continuing need to improve productivity of intellectual work, which also increases demand for different kinds of IT systems. Companies working in this field must monitor markets and continuously develop technological prerequisites in order to not jeopardize profitability or market share.

In 2002, TJ Group will continue to implement its basic strategy that was published a year ago. The main elements of the strategy are business in the selected area based on the company's own product development and offering services either through own or partners' organizations in several European countries and the U.S.A.

Net Sales

During the review period of 1 July 2000–31 December 2001 (18 months), the total net sales of TJ Group were EUR 57.58 million.

Net Sales Compared to the 12-month Comparison Period

The net sales decreased during the last twelve months of the review period (1 January–31 December 2001) by 4 percent compared to the corresponding period last year (1 January–31 December 2000), and was EUR 36.67 million (EUR 38.29 million) in total.

During the period, the net sales of TJ Group's companies in Finland were EUR 17.77 million (EUR 20.04 million), or 49 percent (52%), and the net sales of the group's companies outside of Finland EUR 18.90 million (EUR 18.25 million), or 51 percent (48%).

Net sales decreased during the period by 11 percent in Finland, and increased by 3 percent outside of Finland compared to the corresponding period last year.

Net Sales Compared to the Corresponding Quarter of the Previous Financial Year

During the period of 1 October–31 December 2001, TJ Group's net sales decreased by 20 percent compared to the corresponding quarter of the previous financial year (1 October–31 December 2000) totaling EUR 10.02 million (EUR 12.51 million).

During the period, the group's net sales were produced by the group's companies in Finland at EUR 5.06 million (EUR 7.31 million) or 51 percent (58%), and by companies outside of Finland at EUR 4.96 million (EUR 5.20 million) or 49 percent (42%). The net sales decreased during the period by 31 percent in Finland and 4 percent outside of Finland.

Net Sales Compared to the Previous Quarter

During the period of 1 October–31 December 2001, TJ Group's net sales grew by 37 percent compared to the previous quarter, totalling EUR 10.02 million (EUR 7.29 million).

During the period of 1 October–31 December 2001, the group's net sales in Finland were EUR 5.06 million (EUR 3.40 million) or 51 percent (47%), and the net sales of companies outside of Finland EUR 4.96 million (EUR 3.89 million) or 49 percent (53%): Sweden EUR 0.70 million (EUR 0.48 million), Norway EUR 1.29 million (EUR 1.85 million), Denmark EUR 0.39 million (EUR 0.19 million), Germany EUR 2.12 million (EUR 1.24 million), U.S.A. EUR 0.45 million (EUR 0.12 million), and the UK EUR 0.01 million (EUR 0.01 million).

The net sales grew in Finland by 49 percent, and outside of Finland by 28 percent.

Result Development

The result before taxes for the review period of 1 July 2000–31 December 2001 (18 months) was EUR -30.92 million.

Result Compared to the 12-month Comparison Period

The result before taxes for 12 months (1 January–31 December 2001) decreased to EUR -25.11 million (1 January–31 December 2000: EUR -8.77 million).

The relative share of labor and other personnel costs from the net sales during the review period was 80 percent (75%). Compared to the comparison period, the personnel costs were up by 2 percent.

Other operating costs for the review period totalled EUR 8.07 million (EUR 9.90 million). Compared to the comparison period, other operating costs were down by 18 percent.

Result Compared to the Corresponding Quarter of the Previous Financial Year

The result before taxes for the last quarter (1 October-31 December 2001) improved compared to the corresponding quarter of the previous financial year (1 October–31 December 2000) and was EUR -1.49 million (EUR -3.38 million). The relative share of labor and other personnel costs from the net sales during the review period was 60 percent (71%). Compared to the corresponding quarter of the previous financial year, labor costs were down by 33 percent.

Other operating costs for the review period totalled EUR 1.21 million (EUR 3.45 million). Compared to the corresponding quarter of the previous financial year, other operating costs were down by 65 percent.

Result Compared to the Previous Quarter

The result before taxes for the last quarter (1 October–31 December 2001) improved compared to the previous quarter (1 July–30 September 2001) and was EUR -1.49 million (EUR -4.36 million).

The relative share of labor and other personnel costs from the net sales during the review period was 60 percent (80%). Compared to the previous quarter, labor costs were up by 2 percent.

Other operating costs for the review period totalled EUR 1.21 million (EUR 1.82 million). Compared to the previous quarter, other operating costs were down by 34 percent.

Acquisitions and Investments

During the review period of 1 July 2000–31 December 2001, TJ Group acquired two companies, one in Norway and another in Denmark.

In 7 July 2000, TJ Group acquired the Norwegian company Mind AS. By acquiring Mind, the company got more critical mass and delivery ability in Norway as well as technical and project management know-how. The company brought additional consultation experience and knowledge about solutions based on Oracle and Microsoft platforms to the organization in Norway. The company had 30 employees. The acquisition was carried out through exchange of shares, whereby 1,826,354 new TJ Group shares were issued to the owners of Mind. The number of shares equaled about 2.9 percent of TJ Group's share capital that was increased to 62,201,107 shares. On 26 September 2000, TJ Group acquired the business operations of the Danish company Ecom. A/S. This acquisition brought 12 new, mostly design and sales experts into TJ Group in Denmark, and increased the company's expertise in the entire field of e-business in Denmark. The total price of the acquisition—EUR 254,000—was paid in cash.

During the review period, the company's gross investments totalled EUR 1.4 million or 2% of the net sales (EUR 10.0 million or 35% of the net sales).

Research and development expenses are recognized as costs in the period they have incurred.

Partner Contracts During the Last Quarter

TJ Group signed a partnering contract with Swiss company NeGIS Development AG on 23 October 2001. According to the contract, NeGIS will focus primarily on selling TJ Group's CRM solutions in Switzerland. NeGIS Development AG is focused on Development Services, Systems Management Services, Education Services, and e-business solutions. NeGIS is an IBM Advanced Partner for Software and has access to over 30 certified specialists.

Financing

At the end of the review period, the value of the group's cash and liquid current assets totalled EUR 10.12 million (EUR 39.95 million on 30 June 2000 and EUR 31.45 million on 31 December 2000). The group's equity ratio was 69 percent (82% on 30 June 2000 and 80% on 31 December 2000). The cash effect of the restructuring costs for the review period amounted to EUR 7.3 million.

Personnel

During the first two quarters of the review period of 1 July 2000–31 December 2001, the company's strategy was growth through acquisitions. The acquisitions increased the number of personnel, which was almost 700 at the end of the year 2000. After implementing the decisions made concerning the overlapping functions resulting from the acquisitions and the units not belonging to the revised strategy, the number of personnel was 471 at the end of the review period.

Personnel Compared to the Previous Review Period

At the end of the 18-month review period (1 July 2000–31 December 2001), the number of TJ Group personnel was 471 persons (637 persons at the end of the period of 1 July 1999–30 June 2000). Of these, 229 (361) worked in Finland, 34 (88) in Sweden, 60 (45) in Norway, 41 (30) in Denmark, 90 (102) in Germany, 14 (11) in the U.S.A. and 3 (-) in the UK. The group employed an average of 628 (404) persons during the review period.

Personnel at the End of the Corresponding Quarter of the Previous Year

At the end of the period of 1 October–31 December 2000, TJ Group had 694 employees. Of these, 377 worked in Finland, 79 in Sweden, 74 in Norway, 48 in Denmark, 103 in Germany, 13 in the U.S.A, and 0 in the UK.

Personnel at the End of the Previous Quarter

At the end of the previous quarter, 1 July–30 September 2001, TJ Group had 555 employees. Of these, 258 worked in Finland, 56 in Sweden, 78 in Norway, 43 in Denmark, 103 in Germany, 14 in the U.S.A, and 3 in the UK.

Appointments in the Last Quarter

TJ Group business unit director Thomas Hood was appointed the Managing Director of TJ Group's subsidiary PlanMill Ltd on 1 October 2001 (see Changes in the Group's structure).

TJ Group Business Development Director and TJ Group German Business Controller Pentti Korjonen was appointed the Country Manager of Switzerland and Austria as of 1 November 2001.

Jaana Tilander was appointed TJ Group's Marketing Director on 1 December 2001. She was also invited to be a member of the TJ Group's management team.

Number of personnel, 30 June 2000–31 December 2001


700
600
500
400
300
100
0
31 Dec 2000
30 June 2001
31 Dec 2001

Changes in the Group's Structure

The merging of TJ Group's Finnish subsidiaries Tietovalta Oy, Network Banking-Systems Oy, Keypartners Oy, A.C. Interactive E-solutions Oy, Ohjelmistotalo Software Center Acura Systems Oy, and Mainostoimisto Voltti Iskee Oy to the parent company was registered in the trade register on 9 March 2001.

The group founded a subsidiary in the United Kingdom on March 2001, TJ Group Ltd, which focuses on selling CRM solutions directly and through partners. With the founding of the country unit, TJ Group strives to strengthen its position in the growing British markets and to improve the service level for the existing customers and partners.

After the letter of intent for selling the Project Planning unit–signed by TJ Group on 24 July 2001–ceased to be in effect, TJ Group founded a subsidiary called PlanMill Ltd (100% ownership), which started operating on 1 October 2001. PlanMill Ltd delivers solutions, which improve productivity of work and thus, improve the profitability of the organization.

TJ Group sold its Internet-Based Learning business to Talent Code Oy (Finland) on 31 July 2001.

On 26 September 2001, TJ Group and Edita Ltd jointly founded a service company focused on digital marketing communications, Morning Digital Design Ltd. The company started its operation on 1 October 2001. Morning was founded in the way that To the Point Ltd targeted a special issue to TJ Group, after which both of the companies own 50% of the company. Neither TJ Group nor Edita has control in Morning and it is not a subsidiary of either company.

Changes in the Share Capital

In its meeting on 5 July 2000, the TJ Group Board of Directors decided to raise the company's share capital by means of a new share issue based on the authorization given by the Shareholders' Meeting on 14 January 2000 and deviating from the subscription privileges of shareholders. After the share issue, the TJ Group's share capital increased to 62,201,107 shares. The number of shares offered to Mind's owners–1,826,354–corresponded to about 2.9 percent of TJ Group's shares after the issue. The countervalue of all shares is EUR 0.02.

The Extraordinary Shareholders' Meeting of TJ Group on 4 August 2000 decided to raise the company's share capital by a new share issue in accordance with the motion presented by the Board of Directors on 19 July 2000. After the share issue, the TJ Group's share capital increased to 63,065,485 shares. The number of shares offered to owners of Canvas Interactive A/S–864,378–corresponded to about 1.4 percent of TJ Group's shares after the issue. TJ Group acquired the entire share capital of Canvas Interactive A/S by exchange of shares as agreed on 12 April 2000. The countervalue of all shares is EUR 0.02.

Juridical Decisions and Actions

On 24 October 2000, TJ Group received an admonition from the Helsinki Exchanges due to negligence in the duty of disclosure. The admonition concerned the warning about weakening of the result on the review period of 1 July 1999–31 March 2000, which was published on 26 April 2000. The company was ordered to pay a disciplinary fine of EUR 33,600.

TJ Group initiated arbitration proceedings against the sellers of Kasten Consulting AG on 19 July 2001. This matter has not been finished.

On 9 October 2001, the Espoo District Court gave its decision to dismiss the action against TJ Group Plc. The action concerned the significance of spelling errors in the offering memorandum of TJ Group's share issue on February 2000 on the investment decisions made by three Finnish companies. The plaintiff has appealed on the decision to the Helsinki Court of Appeal.

Share Price Development and Share Holding

Share Price Development in the Review Period

The highest share price of the TJ Group share in the 18-month review period (1 July 2000–31 December 2001) was EUR 5.99 and the lowest EUR 0.27. The average share price was EUR 1.30 and the closing price EUR 0.29. The absolute trade of the share in the Helsinki Exchanges was EUR 166.4 million and 128.2 million shares.

Foreign Holding and Significant Changes in Holding

As announced on 19 January 2001, the ICL Invia Oyj's (trade register number 473.682) holding of TJ Group shares decreased below the limit of one-twentieth (1/20) after a trade of 1,605,700 shares.
At the end of 2001, the foreign holding of TJ Group shares was 6.4 percent.

Share Holding and Warrants of the Board of Directors and the Management

On 31 December 2001, the members of the Board of Directors and the CEO together held 8,842,326 shares in the company, corresponding to 14.0 percent of the share capital and votes, and 402,950 company warrants, corresponding to 0.6 percent of the share capital and votes.

Share quotations on Helsinki Exchanges,
1 July 2000–28 December 2001



6
5
4
3
2
1
0

Number of shares traded monthly on Helsinki Exchanges,
1 July 2000–31 December 2001



16,000,000
14,000,000
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0

Share-Related Indicators[1] (euro)

	Consolidated 7/2000-12/2001 18 months	Consolidated 6/2000 12 months	Consolidated 6/1999 12 months	Consolidated 6/1998 12 months	Consolidated 6/1997 12 months
Earnings/share	-0.38	-0.06	0.02	0.10	0.10
Shareholders' equity/share	0.36	0.88	0.13	0.37	0.33
Dividend/share	0	0	0	0.05	0.05
Dividend/earnings, %	0	0	0	51%	49%
Lowest trading price of the share	0.27	1.83	1.20		
Highest trading price of the share	5.99	22.50	1.97		
Average trading price of the share	1.30	10.73	1.37		
Market value of all shares at the end of the period, EUR million	18.3	304.9	76.5		
Amount of traded shares, pcs	128,166,591	73,959,373	13,811,193		
Amount of traded shares, %	203%	144%	47%		
Weighted average number of shares effect during the period	62,991,993	51,464,775	29,154,312	150	150
Number of shares at the end of the period	63,065,485	60,374,753	41,990,202	150	150

Breakdown of Share Ownership on 31 December, 2001

Number of shares	Number of shareholders	% of shareholders	Total number of shares	% of number of shares
1-100	3,598	15.2	290,454	0.5
101-1 000	13,888	58.9	6,321,784	10
1 001-10 000	5,492	23.3	17,756,671	28.2
10 001-100 000	595	2.5	14,895,257	23.6
over 100 000	34	0.1	23,801,319	37.7
Total	23,607	100	63,065,485	100

Shareholders by category on 31 December 2001
(% of share capital)



Other international 6.6%
Nominee-registered 6.4%
Companies 12.0%
Financial and insurance institutions 3.5%
General government 2.2%
Non-profit organizations 0.7%
Private households 68.6%

[1] The share-specific key ratios presented in this Board of Directors' Report are based on key ratios for the fiscal period ending December 31, 2001. In the calculation of share-specific key ratios as of June 30, 1998 and 1997 presented in the section "Key Figures Describing the Financial Development and Share-Specific Key Ratios" the number of shares used is the number following the January 29,1999 registered lowering of the nominal value of the share and adjusted the share-specific key ratios as of June 30, 1998 and 1997 in order to improve comparability for the share split (1:3) registered as of November 4, 1999 and the share split registered as of January 18, 2000. Because of this the share-specific key ratios as of June 30, 1998 and 1997 presented in this Board of Directors' Report differ from the share-specific key ratios as of June 30, 1998 and 1997 presented in the section "Key Figures Describing the Financial Development and Share-Specific Key Ratios".

65

Largest Shareholders on 31 December 2001

	Shares pcs	% of share capital
Tilman Tuomo	3,534,750	5.6
Salminen Jyrki	3,534,750	5.6
Mäkelä Tuomo	1,532,000	2.4
Eklund Bo	1,265,964	2.0
Heikkilä Olli	1,122,297	1.8
T2 Investment Oy	1,000,000	1.6
LEL Työeläkekassa	973,500	1.5
Mandatum Suomi Kasvuosake	715,900	1.1
Evli Pankki Oyj	700,000	1.1
Kasten Technologies GmbH	609,063	1.0
Numminen Heikki	501,162	0.8
Conventum Oyj	450,000	0.7
Montonen Markku	413,000	0.7
Särnevång Magnus	411,605	0.7
Näkki Raimo	356,800	0.6
Pasanen Marja-Leena	270,200	0.4
Skandia Life Assurance Ltd Royal	255,800	0.4
Henkivakuutusosakeyhtiö Aurum	245,500	0.4
Mortensen Dennis	215,663	0.3
Immonen Jukka	207,700	0.3
Nominee-registered shares	4,047,406	6.4
Other shareholders total	40,702,425	64.5
Total	63 065 485	100.0

Directors and Management

Board of Directors and CEO

On 27 October 2000, the TJ Group Annual Shareholders' Meeting confirmed the number of board members to be four regular members and two deputy members. The persons selected to the board were:

Tuomo Tilman	Chairman of the Board
Bo Eklund	Member
Espen Halvorsen	Member
Jyrki Salminen	Member
Markku Montonen	Deputy Member
Mikko Setälä	Deputy Member

The CEO was Jyrki Salminen until 7 February 2001, and after that, Mikko Setälä. Before his appointment as CEO, Setälä had worked as the TJ Group's COO Nordic operations, the Country Manager in Finland, and the Vice CEO of the parent company, starting from 3 August 2000. Before he came to TJ Group, he had worked in various tasks in Lotus Development.

Group Management Team at the End of the Review Period

Mikko Setälä (Chairman)	Chief Executive Officer
Espen Halvorsen	VP, Sales
Hannu Jokela	VP, Human Resources
Timo Lampola	VP, Product Development
Anneli Saarikoski	Chief Financial Officer
Tom Ivar Solbakken	VP, Field Operations
Jaana Tilander	Director, Marketing
Marco Ylitörmä	Chief Information Officer

Country Managers at the End of the Review Period

Denmark	Dennis R. Mortensen
Finland	Juha Kunnas
Germany	Espen Halvorsen (acting)
Norway	Tom Ivar Solbakken (acting)
Sweden	Magnus Särnevång
Switzerland and Austria	Pentti Korjonen
United Kingdom	John Catterall
U.S.A.	Tom Spann (acting)

Auditors

The company's primary auditor is authorized public accounting firm Tilintarkastajien Oy - Ernst & Young, with Stig-Erik Haga as the primary responsible auditor.

The Corporate Governance and more detailed personal descriptions of the group management team and country managers are available on the company website at www.tjgroup.com.

Board of Directors' Authority and Warrant Programs

Board of Directors' Authority

The Extraordinary Shareholders' Meeting on 4 August 2000 authorized the TJ Group Board of Directors to decide, within one year from the Shareholders' Meeting, about taking one or several convertible loans and/or issuing warrants and/or raising the share capital in one or several stages by new share issue. When issuing convertible promissory notes or warrants or new shares, an authorization was given to subscribe the maximum total of 11,736,799 new shares with the countervalue of EUR 0.02.

Of the authorization, a total of 4,120,000 warrants were used, of which 120,000 warrants were issued with identifier M; 2,494,000 with identifier N; and 1,506,000 with identifier O.

At the end of the financial period, there are no valid share issue authorizations or authorizations for issuing warrants.
At the end of the financial period, the Board of Directors does not have valid authorization to repurchase or assign company shares.

Warrant Programs

The purpose of the warrant system is to encourage TJ Group employees to do their job in such a way that the company's business will operate and develop according to the strategies.

The TJ Group Board of Directors decided on 14 December 2000 to issue warrants to personnel based on the authorization given by the Extraordinary Shareholders' Meeting of 4 August 2000. The decision was based on the share exchange agreement made with the Norwegian Mind AS on 6 July 2000, which included replacing the warrant program of Mind AS with the warrant program of TJ Group. A total of 120,000 warrants were issued. They give the right to subscribe a total of 120,000 TJ Group shares. The subscription period for the warrants was 12 December–31 December 2000. The warrants were marked with identifier M. Each warrant entitles its holder to subscribe one share, which has the countervalue of EUR 0.02. The subscription period for the shares is 1 May 2003 – 1 May 2006, and the subscription price is EUR 0.77.

On 1 August 2001, the Board of Directors decided to launch the warrants program of 2001. According to it, the company issued warrants to its personnel. The subscription period of the warrants ended on 28 September 2001. 338 persons subscribed warrants, corresponding to 70% of the personnel. The personnel was offered 1,771,000 warrants. Of the offered warrants, 1,494,000 were subscribed. Each warrant is marked with identifier N and entitles to subscription of one TJ Group share. The subscription price of a share is EUR 0.54. The share subscription period of warrants N starts on 1 December 2002 and ends on 30 September 2007. The TJ Group Board of Directors accepted the warrant subscriptions on 2 November 2001 and decided, according to the warrant terms, that of the warrants remaining in the warrant reserve, 1,000,000 are warrants N and 1,506,000 are warrants O.

On 9 April 2001, TJ Group sent an application to the Helsinki Exchanges for listing the A series warrants of the 1999 warrant program I 1999–2005 in the main list of the Helsinki Exchanges starting from 2 May 2001. In the 1999 warrant program I, a total of 194,400 warrants with identifier A were issued. Their subscription period started on 1 May 2001 and will end on 31 May 2005. Each warrant A entitles to subscription of one TJ Group share in the price of EUR 0.94. A total of 194,400 shares may be subscribed with the warrants A.

Events Following the Financial Period

TJ Group turned its Workflow and Document Management (WDM) unit into a subsidiary. The unit was focused in workflow, document and archive management and quality systems. Subsidiary (ownership 100%) started its operation on 1 January 2002. The name of the company was registered as Documenta Oy. Kaarina Hakkarainen, the director of TJ Group's Resource and Document Management solution area, was appointed the company's Managing Director as of 1 January 2002.

Herbert Reder was appointed the Country Manager in Germany on 15 January 2002.

Hans Johannessen was appointed the Country Manager in Norway on 18 January 2002.

Craig Berry was appointed the Country Manager in the U.S.A. on 28 January 2002.

Espen Halvorsen was appointed the acting Country Manager in the United Kingdom on 4 February 2002.

Near Term Outlook

According to market research institutes and analysts, the demand for IT services will grow in Europe by 1.5–6% in 2002. The median for the estimated growth, based on figures for January 2002, is 4%. These forecasts have been given by AMR Research, Credit Suisse, Forrester, Gartner, Merrill Lynch, Morgan Stanley, and UBS Warburg.

TJ Group's goal in this market situation is to improve the utilization rate of its personnel and to not recruit significantly more project personnel. TJ Group will especially pay attention to improving marketing and sales, which should mean more project deliveries.

There are no uniform growth forecasts for the development of the markets for products belonging to TJ Group's product selection. In 2001, new versions of the products were developed and this is believed to improve the market position. Product marketing and sales will be especially emphasized in 2002. Increase in sales of own products does not increase costs significantly as the products are delivered as licenses and the actual installations belong to service business and will be invoiced separately. TJ Group believes that the product sales will grow essentially in 2002.

TJ Group will continue its expansion strategy based on growth and focusing in Europe, but the tactics are different. Expansion will take place by setting up sales offices to support local partners, which will greatly reduce the risks, but on the other hand, it will also somewhat decrease the profits due to sales provisions given to the partners. One TJ Group partner has already started to sell the products in Switzerland and to support this operation, TJ Group will set up a sales office in Switzerland. It will also start operating in France and Austria, if a suitable partner can be found. Expansion into other European countries is also under consideration.

TJ Group believes that each quarter of 2002 will show better results than the corresponding quarters in 2001, and that the latter half of the financial year 2002 will have a positive result.

Dividend

The company's Board of Directors will propose to the Annual Shareholders' Meeting of 9 April 2000 that no dividend will be paid and the loss of EUR 30.3 million be booked against retained earnings.

Shareholders' Meeting in 2002

The Annual Shareholders' Meeting of TJ Group Plc for the financial period 1 July 2000–31 December 2001 will be held on Tuesday, 9 April 2002, at 13:30 in the Leonardo auditorium of Innopoli in Espoo, address Tekniikkatie 12, 02150 Espoo. Registration for the meeting and distribution of voting tickets will start at 13:00.

Espoo, February 13, 2002

The Board of Directors of the TJ Group Plc

Tuomo Tilman, Chairman of the Board
Bo Eklund
Espen Halvorsen
Jyrki Salminen

CONSOLIDATED PROFIT AND LOSS STATEMENTS AS OF DECEMBER 31, 2001, JUNE 30, 2000 AND JUNE 30, 1999

EUR	1 July 2000- 31 Dec2001 18 months	1 July 1999- 30 June 2000 12 months	1 July 1998- 30 June 1999 12 months
NET SALES	**57 576 267**	**28 456 815**	**11 206 239**
Change in work in progress, inc(+), dec(-)	-215 448	183 099	53 857
Other operating income	1 050 138	279 391	48 043
Materials and services			
Materials			
Purchases during the fiscal year	6 637 591	1 944 487	1 627 670
External services	5 954 934	1 666 711	123 593
	12 592 525	**3 611 198**	**1 751 262**
Personnel expenses			
Salaries	37 483 907	14 328 166	3 981 345
Social expenses			
Pension expenses	3 179 447	1 907 476	671 124
Other social costs	5 101 559	2 565 065	757 027
	45 764 913	**18 800 708**	**5 409 496**
Depreciations			
Depreciations according to plan	2 981 823	947 419	437 699
Rents	7 377 084	2 625 450	727 985
Marketing expenses	2 264 126	1 453 643	541 223
Other operating expenses	13 705 964	6 229 954	1 426 469
OPERATING PROFIT/LOSS	**-26 275 478**	**-4 749 067**	**1 014 005**
Financial income and expenses			
Share of profit/loss in associated companies	-79 507	0	0
Dividend income	0	312	77
Interest income and other financial income	2 107 216	857 288	36 129
Interest expenses and other financial expenses	-382 965	-100 921	-82 793
	1 644 744	**756 679**	**-46 587**
PROFIT/LOSS BEFORE RESERVES AND INCOME TAXES	**-24 630 734**	**-3 992 387**	**967 418**
Extraordinary income	1 704 882	1 192 990	0
Extraordinary expenses	-7 994 835	-79 033	-165 858
	-6 289 953	**1 113 957**	**-165 858**
PROFIT/LOSS BEFORE TAXES AND MINORITY INTEREST	**-30 920 687**	**-2 878 431**	**801 560**
Income taxes	608 203	644 329	-295 581
Minority interest			-88 426
PROFIT/LOSS FOR THE PERIOD	**-30 312 484**	**-2 234 102**	**417 553**

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001, JUNE 30, 2000 AND JUNE 30, 1999

	31 Dec 2001	30 June 2000	30 June 1999
ASSETS			
NON-CURRENT ASSETS			
Intangible assets			
Intangible rights	605 633	273 601	70 286
Consolidation goodwill	1 118 443	1 970 120	1 278 672
Goodwill	4 959 485	5 653 241	346 888
Other capitalized expenditure	392 452	523 977	49 646
	7 076 013	**8 420 940**	**1 745 491**
Tangible assets			
Machinery and equipment	**2 054 548**	**2 913 967**	**943 202**
Investments			
Shares in group companies	0	4 289	0
Shares in associated companies	595 493	0	0
Other shares and participations	61 900	67 843	181 210
	657 393	**72 132**	**181 210**
CURRENT ASSETS			
Stocks			
Work in progress	186 737	475 149	153 157
Other stocks	133 956	14 356	11 539
	320 693	**489 505**	**164 696**
Receivables			
Trade receivables	7 820 856	8 422 424	3 181 920
Loan receivables	42 259	454 253	12 700
Accrued receivables	2 610 858	1 245 977	688 409
Imputed tax receivables	2 064 328	1 756 596	5 834
Other receivables	584 440	575 325	26 717
	13 122 741	**12 454 575**	**3 915 579**
Liquid current assets	**8 082 064**	**37 019 249**	**0**
Cash and cash equivalents	**2 036 213**	**2 930 757**	**2 919 328**
TOTAL ASSETS	33 349 665	64 301 124	9 869 506
SHAREHOLDERS' EQUITY AND LIABILITIES			
SHAREHOLDERS' EQUITY			
Share capital	1 261 310	1 207 495	784 694
Premium reserve	54 682 008	53 097 902	3 793 388
Retained earnings	-2 818 078	860 286	462 933
Profit/loss for the period	**-30 312 484**	**-2 234 102**	**417 553**
TOTAL SHAREHOLDERS' EQUITY	22 812 756	52 931 582	5 458 568
OBLIGATORY RESERVES			
Other reserves	50 000	129 033	0
LIABILITIES			
Long-term liabilities			
Loans from financial institutions	513 750	1 374 967	574 368
Other long-term liabilities	152 321	122 775	123 311
	666 071	**1 497 741**	**697 679**
Current liabilities			
Loans from financial institutions	433 059	248 163	145 538
Trade payables	2 820 887	2 682 916	1 229 945
Other current liabilities	2 436 204	1 306 360	521 500
Accrued liabilities	4 130 688	5 505 329	1 816 277
	9 820 838	**9 742 768**	**3 713 259**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	33 349 665	64 301 124	9 869 506

CONSOLIDATED CASH FLOW STATEMENTS AS OF DECEMBER 31, 2001, JUNE 30, 2000 AND JUNE 30, 1999

EUR	**1 July 2000 - 31 Dec 2001** 18 months	**1 July 1999 - 30 June 2000** 12 months	**1 July 1998- 1 June 1999** 12 months
CASH FLOW FROM OPERATING ACTIVITIES			
Operating profit/loss	-26 275 478	-4 749 067	1 014 005
Corrections for operating profit/loss	2 981 823	1 076 452	437 699
Change in working capital	976 788	-4 689 660	-809 517
Interests received	1 921 613	613 528	36 206
Interests paid	-382 964	-100 921	-82 793
Extraordinary income and expenses	-7 108 651	219 231	0
Income taxes, paid	0	-286 298	-295 581
Cash flow from operating activities total	-27 886 869	-7 916 734	300 019
CASH FLOW FROM INVESTMENT ACTIVITIES			
Purchased shares in group companies	-585 261	-986 963	-554 574
Purchased business activities	0	-5 139 504	0
Investments in intangible and tangible assets	-743 035	-657 222	-1 420 741
Sales of intangible and tangible assets	30 211	307 143	0
Cash flow/investments total	-1 298 085	-6 476 546	-1 975 315
CASH FLOW BEFORE FINANCING ACTIVITIES	-29 184 954	-14 393 280	-1 675 296
CASH FLOW FROM FINANCING ACTIVITIES			
Change in long-term liabilities, inc(+), dec(-)	-831 670	-1 370 056	-1 238
Change in short-term liabilities, inc(+), dec(-)	184 896	3 191 149	52 780
Dividend	0	0	-152 328
Share issue	0	49 602 864	4 073 519
Cash flow/financing total	-646 774	51 423 957	3 972 733
CHANGE IN LIQUID FUNDS	-29 831 728	37 030 677	2 297 437
Liquid funds opening balance	39 950 005	2 919 328	621 891
Liquid funds closing balance	10 118 277	39 950 005	2 919 328

PROFIT AND LOSS STATEMENTS FOR PARENT CCOMPANY AS OF DECEMBER 31, 2001, JUNE 30, 2000 AND JUNE 30, 1999

EUR	1 July 2000– 31 Dec 2001 18 months	1 July 1999- 30 June 2000 12 months	1 July 1998- 30 June 1999 12 months
NET SALES	**20 226 559**	**9 720 586**	**5 670 738**
Change in work in progress, inc(+), dec(-)	-245 343	59 209	27 491
Other operating income	242 459	68 330	22 285
Materials and services			
Materials			
Purchases during the fiscal year	4 671 990	1 211 782	1 440 524
External services	4 710 206	1 146 082	23 677
	9 382 196	**2 357 864**	**1 464 201**
Personnel expenses			
Salaries	10 954 593	4 202 850	2 091 418
Social expenses			
Pension expenses	1 462 066	711 864	362 210
Other social costs	877 774	457 612	274 254
	13 294 433	**5 372 327**	**2 727 883**
Depreciations			
Depreciations according to plan	2 224 911	493 906	268 884
Rents	3 692 081	923 682	325 640
Marketing expenses	1 165 834	1 033 706	244 793
Other operating expenses	5 238 912	2 322 169	356 694
OPERATING PROFIT/LOSS	**-14 774 692**	**-2 655 529**	**332 419**
Financial income and expenses			
Dividend income	55	61	77
Income from participations in groups companies	0	0	199 303
Interest income and other financial income	2 214 417	762 265	127 185
Interest expenses and other financial expenses	-119 735	-56 484	-73 471
	2 094 737	**705 842**	**253 094**
PROFIT/LOSS BEFORE RESERVES AND INCOME TAXES	**-12 679 955**	**-1 949 687**	**585 513**
Extraordinary items			
Extraordinary income	1 516 364	0	168 058
Extraordinary expenses	0	-79 033	-165 858
Restructuring costs	-3 459 587	0	
	-1 943 223	**-79 033**	**2 200**
PROFIT/LOSS BEFORE MINORITY INTEREST AND INCOME TAXES	**-14 623 178**	**-2 028 720**	**587 714**
Reserves			
Depreciations in excess of plan	0	58 530	25 927
Income taxes	750 231	512 547	-134 721
PROFIT/LOSS FOR THE PERIOD	**-13 872 947**	**-1 457 642**	**478 919**

BALANCE SHEETS FOR PARENT COMPANY AS OF DECEMBER 31, 2001, JUNE 30, 2000 AND JUNE 30, 1999

EUR	31 Dec 2001	30 June 2000	30 June 1999
ASSETS			
NON-CURRENT ASSETS			
Intangible assets			
Intangible rights	225 775	74 501	52 748
Goodwill	4 604 630	5 444 344	346 888
Other capitalized expenditure	1 377 712	717 973	855 653
	6 208 117	**6 236 818**	**1 255 289**
Tangible assets			
Machinery and equipment	**758 407**	**491 567**	**735 764**
Investments			
Shares in group companies	1 635 369	2 606 176	924 260
Receivables from group companies	20 644 199	5 556 797	703 694
Shares in associated companies	675 000	0	0
Other shares and participations	61 900	3 688	146 647
	23 016 467	**8 166 661**	**1 774 601**
CURRENT ASSETS			
Stocks			
Work in progress	50 766	134 713	78 321
Other stocks	17 623	14 356	11 539
	68 389	**149 069**	**89 860**
Receivables			
Trade receivables	3 881 200	2 236 656	2 067 861
Loan receivables	42 259	379 371	11 312
Accrued receivables	574 869	469 306	542 993
Imputed tax receivables	1 954 266	1 134 167	0
	6 452 594	**4 219 501**	**2 622 167**
Liquid current assets	8 082 064	37 019 249	0
Cash and cash equivalents	**304 610**	**524 519**	**2 214 098**
TOTAL ASSETS	**44 890 649**	**56 807 384**	**8 691 778**
SHAREHOLDERS' EQUITY AND LIABILITIES			
SHAREHOLDERS' EQUITY			
Share capital	1 261 310	1 207 495	784 694
Premium reserve	54 682 008	53 097 902	3 793 388
Retained earnings	-2 031 349	950 395	471 476
Profit/loss for the period	**-13 872 947**	**-1 457 642**	**478 919**
TOTAL SHAREHOLDERS' EQUITY	**40 039 022**	**53 798 150**	**5 528 477**
ACCURED APPROPRIATIONS			
Accumulated difference	0	0	64 976
OBLIGATORY RESERVES			
Other reserves	0	79 033	0
LIABILITIES			
Long-term liabilities			
Loans from financial institutions	513 750	587 090	574 368
Other long-term liabilities			105 117
	513 750	**587 090**	**679 486**
Current liabilities			
Loans from financial institutions	433 059	78 947	145 538
Advance payments	31 105	29 732	
Trade payables	1 540 283	834 709	825 982
Other current liabilities	707 837	254 702	194 599
Accrued liabilities	1 625 594	1 145 020	1 252 720
	4 337 877	**2 343 110**	**2 418 839**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**44 890 649**	**56 807 384**	**8 691 778**

CASH FLOW STATEMENTS FOR PARENT COMPANY AS OF DECEMBER 31, 2001, JUNE 30, 2000 AND JUNE 30, 1999

EUR	**1 July 2000– 31 Dec 2001** 18 months	**1 July1999– 30 June 2000** 12 months	**1 July 1998- 30 June 1999** 12 months
CASH FLOW FROM OPERATING ACTIVITIES			
Operating profit/loss	-14 774 692	-2 655 529	332 419
Corrections for operating profit/loss	2 224 911	493 906	268 884
Change in working capital	493 943	-771 054	-610 911
Interests received	2 146 931	508 781	103 342
Interests paid	-119 735	-56 484	-73 471
Extraordinary income and expenses	-2 097 224	0	0
Income taxes, paid	0	0	-134 721
Cash flow from operating activities total	-12 125 866	-2 480 379	-114 459
CASH FLOW FROM INVESTMENT ACTIVITIES			
Purchased shares in group companies	-1 493 868	-1 681 916	-554 574
Merged business activities	1 731 464	0	
Purchased business activities	0	-5 139 504	0
Investments in intangible and tangible assets	-2 493 271	-91 734	-1 269 630
Sales of intangible and tangible assets	30 221	132 429	0
Granted loans	-15 087 402	-4 853 103	-460 201
Cash flow/investments total	-17 312 856	-11 633 829	-1 824 204
CASH FLOW BEFORE FINANCING ACTIVITIES	-29 438 722	-14 114 208	-1 938 663
CASH FLOW FROM FINANCING ACTIVITIES			
Change in long-term liabilities	-73 340	-92 396	38 247
Change in short-term liabilities	354 968	-66 590	52 780
Dividend	0	0	-152 328
Share issue	0	49 602 864	4 073 519
Cash flow/financing total	281 628	49 443 878	4 012 218
CHANGE IN LIQUID FUNDS	-29 157 093	35 329 670	2 073 555
Liquid funds opening balance	37 543 768	2 214 098	140 543
Liquid funds closing balance	8 386 675	37 543 768	2 214 098

ACCOUNTING PRINCIPLES AND NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR FINANCIAL PERIOD JULY 1, 2000 – DECEMBER 31, 2001

Consolidated Financial Statements

In addition to the accounts of the parent company TJ Group Plc for the whole review period, the consolidated financial statements of TJ Group Plc consolidate the accounts of the merged Finnish subsidiaries Tietovalta Oy, Network Banking-Systems Oy, Keypartners Oy, A.C. Interactive E-solutions Oy, Software Center Acura Systems Oy, and Mainostoimisto Voltti Iskee Oy for the period 1 July 2000 through 9 March 2001. The accounts of TJ Solutions AB, TJ Solutions AS, TJ Group AB (former Reston AB), TJ Group AS (former ScaNet AS), Leylock Data AB, TJ Group GmbH (former Kasten Consulting AG), Kompetensbolaget AB, TJ Group A/S (former Canvas Interactive A/S), TJ Group Americas Inc., TJ Group Limited, and Mind AS are consolidated for the period 1 July 2000 through 31 December 2001. The figures of Ecom A/S are included in the figures of TJ Group A/S for the period 1 August 2000 through 31 December 2001.The figures for Morning Digital Design Oy (ownership 50%) have been consolidated in the consolidated financial statements by using the equity method. Oy Soloplus Ab, which did not have any business transactions during the fiscal year has not been consolidated, because it did not have essential impact on group profit and shareholders' equity.

Consolidation Principles

The intercompany holdings are eliminated using the purchase method. Exchanges of shares have been booked using the nominal value of the share. The difference of acquisition price and equivalent portion of the shareholders' equity of the acquired company has been booked as consolidation goodwill, which consists of strategic investments in new business areas and markets. All intercompany transactions have been eliminated. The figures of foreign group companies are recorded using the average exchange rates for the period in profit and loss statement and using the exchange rate of closing date in balance sheet items. Translation differencies resulting from the consolidation of foreign currency denominated subsidiary financial statements are recorded in shareholders' equity.

Fixed Assets

Fixed assets are valued at their historical acquisition cost minus depreciation according to plan. Depreciation according to plan is calculated on a straight-line basis over the expected useful life as follows:

- intangible assets 5-10 years
- tangible assets 4-5 years

Consolidation goodwill will be depreciated in straight-line basis in ten years during its useful life.

Stocks

Stocks and work in progress are valued at the direct purchase and production costs.

Liquid Current Assets

Liquid current assets are valued at purchase price or lower market price.

Research and Development Expenses

Research and development expenses are recognized as costs in the period they have incurred.

Imputed Taxes

Imputed tax receivable has been calculated based on the time difference between taxation and closing using the existing tax rate. The imputed tax receivable included in the balance is recognized as the amount corresponding to the estimated receivable.

Foreign Currency Translation

Transactions in foreign currencies are recorded at the average exchange rates of the closing date.

Costs for the IPO and Share Issue

The costs for the IPO and share issue have been booked against retained earnings.

NOTES TO THE PROFIT AND LOSS STATEMENT (EURO)

1. Net sales (EUR thousand) by market

	Group		Parent company	
	2001	**2000**	**2001**	**2000**
Finland	24,245	18,444	19,437	9,333
Other Nordic countries	19,986	8,626	267	226
Other countries	13,345	1,387	523	162
Total	57,576	28,457	20,227	9,721

2. Other operating income

	Group		Parent company	
	2001	**2000**	**2001**	**2000**
Development grants	0	81,377	0	0
Sales profit of fixed assets	26,286	103,792	30,221	68,330
Insurance indemnity	0	53,174	0	0
Income from rents	358,691	0	198,691	0
Other	665,161	41,049	13,547	0
Total	1,050,138	279,391	242,459	68,330

3. Personnel expenses

	Group		Parent company	
	2001	**2000**	**2001**	**2000**
Salaries	37,483,907	14,328,166	10,954,593	4,202,850
Pension expenses	3,179,447	1,907,476	1,462,066	711,864
Other personnel expenses	5,101,559	2,565,065	877,774	457,612
Total	45,764,913	18,800,708	13,294,433	5,372,327
Salaries of the directors	1,177,692	583,174	362,937	155,100
Average amount of personnel	628	404	310	122

4. Depreciations according to plan

	Group		Parent company	
	2001	**2000**	**2001**	**2000**
Intangible assets	612,302	207,226	1,395,013	221,068
Machinery and equipment	2,644,857	770,591	829,898	272,838
Consolidation goodwill	-275,336	-30,398	0	0
Total	2,981,823	947,419	2,224,911	493,906

5. Financial income and expenses

	Group		Parent company	
	2001	**2000**	**2001**	**2000**
Financial income				
Dividend income from group companies	0	0	0	0
Dividend income from others	29	312	55	61
Interest income from group companies	0	0	410,209	96,292
Other interest income	2,106,069	854,345	1,803,061	663,034
Other financial income	1,118	2,944	1,147	2,939
Financial expenses				
Interest expenses to group companies	0	0	0	0
Interest expenses other	-319,376	-74,477	-72,731	-30,068
Other financial expenses	-63,589	-26,445	-47,004	-26,416
Share of profit/loss in associated companies	-79,507	0	0	0
Financial income and expenses total	1,644,744	756,679	2,094,737	705,842

6. Extraordinary income and expenses

	Group		Parent company	
	2001	**2000**	**2001**	**2000**
Profit from the merger	0	0	1,176,178	0
Extraordinary income				
Profit for sales of business	176,459	0	176,459	0
Group contribution	0	0	154,000	0
Other extraordinary income	9,726	0	9,727	0
Extraordinary expenses				
Accrued social cost of warrants	0	-79,033	0	-79,033
Quarantee for losses given by the sellers	1,518,697	972,916	0	0
Indemnity for damage	0	220,074	0	0

77

	2001	Group 2000	2001	Parent company 2000
Restructuring costs	-7,994,835	0	-3,459,587	0
Extraordinary income and expenses total	-6,289,953	1,113,957	-1,943,223	-79,033

7. Income taxes

	2001	Group 2000	2001	Parent company 2000
Income taxes from extraordinary items	0	-345,967	0	0
Income taxes from operations	0	-135,735	0	0
Change in imputed tax receivable	608,203	1,126,031	750,231	512,547
Income taxes total	608,203	644,329	750,231	512,547

NOTES TO THE BALANCE SHEET (EURO)

1. Intangible and tangible assets

Intangible assets

	2001	Group 2000	2001	Parent company 2000
Beginning balance	6,757,139	566,552	6,543,493	1,341,535
Additions during the fiscal period	118,413	6,194,422	1,366,312	5,205,793
Decrease during the fiscal period	0	-3,835	0	-3,835
Acquisition price	6,875,552	6,757,139	7,909,805	6,543,493
Accumulated depreciation	-306,319	-99,732	-307,314	-86,247
Accumulated depreciation for the decrease	639	639	639	639
Depreciation during the fiscal period	-612,302	-207,226	-1,395,013	-221,068
Accumulated depreciation	-917,982	-306,319	-1,701,688	-306,676
Closing balance	5,957,570	6,450,820	6,208,117	6,236,818

Consolidation goodwill

	2001	Group 2000
Beginning balance	4,030,979	1,652,472
Additions during the fiscal period	278,760	2,378,507
Decrease during the fiscal period	0	0
Acquisition price	4,309,739	4,030,979
Accumulated depreciation	-362,921	-128,997
Depreciation during the fiscal period	-643,001	-233,924
Accumulated depreciation	-1,005,922	-362,921
Closing balance	3,303,817	3,668,058

Tangible assets

	2001	Group 2000	2001	Parent company 2000
Beginning balance	4,065,665	1,388,015	1,040,525	1,075,589
Additions during the fiscal period	1,487,622	2,806,883	1,126,959	94,168
Decrease during the fiscal period	-30,211	-129,233	-30,221	-129,233
Acquisition price	5,523,076	4,065,665	2,137,263	1,040,525
Accumulated depreciation	-1,151,699	-444,814	-612,664	-339,826
Accumulated depreciation for the decrease	63,706	63,706	63,706	63,706
Depreciation during the fiscal period	-2,380,535	-770,591	-829,898	-272,838
Accumulated depreciation	-3,468,528	-1,151,699	-1,378,856	-548,958
Closing balance	2,054,548	2,913,966	758,407	491,567

Consolidation reserve

	2001	Group 2000
Beginning balance 1 July, 2000	1,962,260	244,803
Additions during the fiscal period	1,141,451	1,717,457
Acquisition price	3,103,711	1,962,260
Entered as income during fiscal period	-654,015	
Entered as income accumulated	-918,337	-264,322
Closing balance December 31, 2001	2,185,374	1,697,938

In the balance sheet, consolidation reserve has been shown as deduction from consolidation goodwill.

2. Investments	Group		Parent company	
	2001	2000	2001	2000
Beginning balance 1 July, 2000	72,132	181,210	2,609,864	1,070,907
Additions during the fiscal period	595,493	64,997	1,493,868	1,682,758
Decrease during the fiscal period	-10,232	-174,075	-1,731,464	-143,801
Closing balance 31 December, 2001	657,393	72,132	2,372,269	2,609,864

2. Shares and participations owned by Group and Parent company

Shares in group companies owned by Parent company:	Ownership %	Book value
TJ Group AB	100%	298,715
TJ Group AS	100%	153,321
TJ Group GmbH	100%	237,803
TJ Group A/S	100%	334,656
Kompetensbolaget PMV AB	100%	90,331
TJ Group Americas Inc.	100%	128,849
MIND AS	100%	127,745
TJ Group Ltd	100%	1,661
PlanMill Oy	100%	251,261
Documenta Oy	100%	8,000
Soloplus Oy	100%	3,027
		1,635,369
Shares in associated companies		
Morning Digital Design Oy	50%	675,000
Asunto Oy Tapionkatu 11-13		51,264
Other shares and participations		10,636
Total		**2,372,269**

3. Receivables	Group		Parent company	
	2001	2000	2001	2000
Receivables from group companies				
Trade receivables			448,509	265,024
Loan receivables			0	281,614
Loan receivables, long-term			20,644,199	5,275,183
Accrued receivables			154,000	0
Receivables total			21,246,708	5,821,821

4. Shareholders' equity	Group		Parent company	
	2001	2000	2001	2000
Share capital on 1 July 2000	1,207,495	784,694	1,207,495	784,694
Subscription issue	53,815	422,801	53,815	422,801
Share capital on 31 December 2001	1,261,310	1,207,495	1,261,310	1,207,495
Premium reserve on 1 July 2000	53,097,902	3,793,388	53,097,902	3,793,388
Paid-in surplus	0	50,475,432	0	50,475,432
Expenses for the share issue	0	-1,199,352	0	-1,199,352
Capitalisation issue	0	-59,475	0	-59,475
Warrants for Swedish personnel	60,004	87,909	60,004	87,909
Costs for IPO and share issue	1,524,101		1,524,101	0
Premium reserve on 31 December 2001	54,682,008	53,097,902	54,682,008	53,097,902
Non-restricted shareholders' equity on 1 July 2000	-1,373,816	880,486	-507,247	950,395
Dividend payments	0	0	0	0
Share capital increase	0	0	0	0
Translation difference	79,839	-20,200	0	0
Profit/loss for the period	-30,312,484	-2,234,102	-13,872,947	-1,457,642
Costs for IPO and share issue	-1,524,101		-1,524,101	0
Non-restricted shareholders' equity on 31 December 2001	-33,130,562	-1,373,816	-15,904,296	-507,247
Own capital total	22,812,756	52,931,582	40,039,022	53,798,150

Calculation for distributable profits				
31 December 2001				
Retained earnings	-1,293,977	860,286	-507,247	950,395
Profit/loss for the period	-30,312,484	-2,234,102	-13,872,947	-1,457,642
Costs for IPO and share issue	-1,524,101		-1,524,101	0
Total	-33,130,562	-1,373,816	-15,904,296	-507,247

5. Current liabilities		**Group**		**Parent company**
	2001	**2000**	**2001**	**2000**
Long-term liabilities				
Loans from financial institutions	513,750	1,374,967	513,750	587,090
Other liabilities	152,321	122,775	0	0
Long-term liabilities total	666,071	1,497,741	513,750	587,090
Short-term liabilities				
Loans from financial institutions	433,059	248,163	433,059	78,947
Advance payments	90,239	29,732	31,105	29,732
Trade payables	2,820,887	2,682,916	1,041,405	634,877
Other liabilities	2,345,965	1,276,628	707,837	254,702
Accrued liabilities	4,130,688	5,505,329	1,621,932	1,127,892
Liabilities to group companies				
Trade payables			498,878	199,832
Accrued liabilities			3,662	17,127
Short-term liabilities total	9,820,838	9,742,768	4,337,877	2,343,110

Contingent liabilities		**Group**		**Parent company**
	2001	**2000**	**2001**	**2000**
For own debts				
Mortgages	470,926	824,121	470,926	470,926
Leasing liabilities and rent liabilities				
Leasing liabilities				
Leasing liabilities due 01/02-12/02	818,674	784,999	429,466	427,847
Leasing liabilities due later than 12/02	716,062	1,054,380	304,849	742,260
Total	1,534,736	1,839,379	734,315	1,170,107
Rent liabilities	17,031,455	13,103,217	14,830,334	11,656,353

AUDITOR'S REPORTS FOR FINANCIAL PERIODS ENDING DECEMBER 31, 2001, JUNE 30, 2000 AND JUNE 30, 1999

Auditors' Report for Financial Period July 1, 2000 – December 31, 2001

To the Shareholders of TJ Group Plc

We have audited the accounting, the financial statements and the corporate governance of TJ Group Plc for the period 1.7.2000 – 31.12.2001. The financial statements, which include the report of the Board of Directors, consolidated and parent company income statements, balance sheets and notes to the financial statements, have been prepared by the Board of Directors and the Managing Director. Based on our audit we express an opinion on these financial statements and on corporate governance of the parent company.

We have conducted the audit in accordance with Finnish Standards on Auditing. Those standards require that we perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the management as well as evaluating the overall financial statement presentation. The purpose of our audit of corporate governance is to examine that the members of the Board of Directors and the Managing Director have legally complied with the rules of the Companies' Act.

In our opinion the financial statements have been prepared in accordance with the Accounting Act and other rules and regulations governing the preparation of financial statements. The financial statements give a true and fair view, as defined in the Accounting Act, of both the consolidated and parent company's result of operations as well as of the financial position. The financial statements with the consolidated financial statements can be adopted and the members of the Board of Directors and the Managing Director of the parent company can be discharged from liability for the period audited by us. The proposal by the Board of Directors regarding the distribution of retained earnings is in compliance with the Companies Act.

Due to unprofitable business activities the company's liquidity has considerably weakened during the accounting period. Close attention needs to be paid to the company's financial performance and liquidity.

The company has received a caution on 24, October 2000 from Helsinki Exchanges for failing the obligation to disclose the profit warning for the third quarter of the previous accounting period. Furthermore, Helsinki Exchanges have also provided that the company pays attention to its accounting and reporting systems and improves its ability to monitor the financial position. The company needs to further improve its systems in order to better monitor the uncertainty of the company's profit estimates.

Helsinki, 12 February 2002

TILINTARKASTAJIEN OY - ERNST & YOUNG
Authorized Public Accounting Firm

Stig-Erik Haga
Authorized Public Accountant

Auditors' Report for Financial Period July 1, 1999 – June 30, 2000

To the Shareholders of TJ Group Plc

We have audited the accounting, the financial statements and the corporate governance of TJ Group Plc for the financial period 1.7.1999 - 30.6.2000. The financial statements, which include the report of the Board of Directors and the consolidated and parent company income statements, balance sheets and notes to the financial statements have been prepared by the Board of Directors and the Managing Director. Based on our audit we express an opinion on these financial statements and on corporate governance.

We have conducted our audit in accordance with Finnish Standards on Auditing. Those standards require, that we perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. The purpose of our audit of corporate governance is to examine that the members of the Board of Directors and the Managing Director have legally complied with the rules of the Companies Act.

In our opinion, the financial statements, which show a loss of EUR 1,457,642.41, have been prepared in accordance with the Accounting Act and other rules and regulations governing the preparation of financial statements. The financial statements give a true and fair view, as defined in the Accounting Act, of the consolidated and parent company's results of operations and financial position. The financial statements and consolidated financial statements can be adopted and the members of the Board of Directors and the Managing Director of the parent company can be discharged from liability for the period audited by us. The proposal by the Board of Directors regarding the result is in compliance with the Companies Act.

Helsinki, September 20, 2000

TILINTARKASTAJIEN OY - ERNST & YOUNG
Authorized Public Accounting Firm

Stig-Erik Haga
Authorized Public Accountant

Auditors' Report for Financial Period July 1, 1998 – June 30, 1999

To the Shareholders of TJ Tieto Plc

We have audited the accounting, the financial statements and the corporate governance of TJ Tieto Plc for the financial period 1.7.1998 - 30.6.1999. The financial statements, which include the report of the Board of Directors and the consolidated and parent company income statements, balance sheets and notes to the financial statements have been prepared by the Board of Directors and the Managing Director. Based on our audit we expressan opinion on these financial statements and on corporate governance.

We have conducted our audit in accordance with Finnish Standards on Auditing. Those standards require, that we perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. The purpose of our audit of corporate governance is to examine that the members of the Board of Directors and the Managing Director have legally complied with the rules of the Companies Act.

In our opinion, the financial statements, which show a profit of EUR 478,919, have been prepared in accordance with the Accounting Act and other rules and regulations governing the preparation of financial statements. The financial statements give a true and fair view, as defined in the Accounting Act, of the consolidated and parent company's results of operations and financial position. The financial statements and consolidated financial statements can be adopted and the members of the Board of Directors and the Managing Director of the parent company can be discharged from liability for the period audited by us. The proposal by the Board of Directors regarding the result is in compliance with the Companies Act.

Helsinki, September 15, 1999

TILINTARKASTAJIEN OY - ERNST & YOUNG
Authorized Public Accounting Firm

Stig-Erik Haga
Authorized Public Accountant

TJ GROUP INTERIM REPORT JANUARY 1 - MARCH 31 2002

- Net sales: EUR 7.83 million
- Result before taxes: EUR -5.38 million
- Equity ratio: 66%
- Number of employees at the end of the review period: 473

Net Sales

During the review period of 1 January–31 March 2002, the total net sales of TJ Group were EUR 7.83 million.

Net Sales Compared to the Corresponding Quarter of the Previous Year

During the review period, TJ Group's net sales decreased by 21 percent compared to the corresponding quarter of the previous year, totaling EUR 7.83 million (EUR 9.93 million).

During the review period, net sales were generated by the group's companies in Finland at EUR 3.94 million (EUR 4.68 million) or 50 percent (47%), and by companies outside of Finland at EUR 3.89 million (EUR 5.25 million), or 50 percent (53%).

The net sales decreased in Finland by 16 percent and outside of Finland by 26 percent. Factors affecting the decrease are the changed business environment, decrease in the number of personnel, and the fact that the net sales of the businesses closed due to focusing of operation were transferred outside of the company.

Net Sales Compared to the Previous Quarter

During the review period, TJ Group's net sales decreased by 22 percent compared to the previous quarter, totaling EUR 7.83 million (EUR 10.02 million).

During the review period, net sales were generated by the group's companies in Finland at EUR 3.94 million (EUR 5.06 million) or 50 percent (51%), and by companies outside of Finland at EUR 3.89 million (EUR 4.96 million), or 50 percent (49%).

The net sales decreased during the period by 22 percent in Finland and 22 percent outside of Finland, primarily due to the changed business environment and secondarily due to seasonal fluctuation.

Result Development

The result before taxes for the review period of 1 January–31 March 2002 was EUR -5.38 million.

Result Compared to the Corresponding Quarter of the Previous Year

The result before taxes for the review period improved compared to the corresponding quarter of the previous year and was EUR -5.38 million (EUR -14.31 million).

The relative share of labor and other personnel costs of the net sales was 97 percent (92%) for the review period. Compared to the corresponding quarter of the previous year, labor costs decreased by 17 percent.

Other operating costs for the review period totaled EUR 1.78 million (EUR 2.77 million). Compared to the corresponding quarter of the previous year, other operating costs decreased by 36 percent.

Result Compared to the Previous Quarter

The result before taxes for the review period weakened compared to the previous quarter and was EUR -5.38 million (EUR -1.49 million).

The relative share of labor and other personnel costs of the net sales was 97 percent (60%) for the review period. Compared to the previous quarter, labor costs increased by 27 percent. The increase in personnel costs was caused by one-off costs related to termination of employment contracts and the increase of salary expenses in Germany resulting from a change in the personnel structure.

Other operating costs for the review period totaled EUR 1.78 million (EUR 1.21 million). Compared to the previous quarter, other operating costs increased by 47 percent, mainly due to one-off costs falling within this review period.

Investments

No business acquisitions were made during the review period of 1 January–31 March 2002. Gross investments during the review period totaled EUR 0.4 million (EUR 1.1 million) or 5 percent (11%) of the net sales.

Financing

The value of TJ Group's cash and liquid current assets totaled EUR 5.55 million at the end of the review period of 1 January–31 March 2002 (EUR 27.06 million on 31 March 2001). The group's equity ratio was 66 percent.

Personnel and Organization

Personnel Compared to the Corresponding Quarter of the Previous Year

At the end of the period of 1 January–31 March 2002, TJ Group had 473 (688) employees. Of these, 236 (373) worked in Finland, 33 (79) in Sweden, 58 (72) in Norway, 33 (48) in Denmark, 95 (101) in Germany, 15 (14) in the U.S.A. 1 (-) in Switzerland and 2 (1) in the UK. The group employed an average of 472 (690) persons.

Personnel Compared to the Previous Quarter

At the end of the previous quarter, the number of persons employed by TJ Group was 471. Of these, 229 worked in Finland, 34 in Sweden, 60 in Norway, 41 in Denmark, 90 in Germany, 14 in the U.S.A, 0 in Switzerland, and 3 in the UK.

Changes in the Group Organization and Other Events During the Review Period

TJ Group transferred its Workflow and Document Management (WDM) unit into a subsidiary. The unit was focused in workflow, document and archive management and quality systems. The subsidiary totally owned by TJ Group started its operation on 1 January 2002 and the name of the company, Documenta Oy, was registered on 15 January 2002. Kaarina Hakkarainen, the director of TJ Group's Resource and Document Management solution area, was appointed the company's Managing Director as of 1 January 2002. Herbert Reder was appointed Country Manager in Germany on 15 January 2002. Craig Berry was appointed Country Manager in the U.S.A. on 28 January 2002. Hannu Jokela was appointed acting Country Manager of TJ Group in Denmark on 20 February 2002. On 25 February 2002, Espen Halvorsen was appointed VP Product Sales and Hannu Jokela VP Professional Services. The appointments were part of a redistribution of responsibility, which divided TJ Group's business into two business areas: product business and service business.

On 25 March 2002, TJ Group announced its intention to deepen its earlier announced division into units responsible for products and services by transferring the units into companies responsible for business results. The first actions were implemented in Finland by founding Key Partners Oy, which is mainly focused on electronic business solutions, and TJ Group Services Oy, which is responsible for TJ Group's hosting business in Europe and also other usage, maintenance and support services. As Managing Director of Key Partners Oy was appointed TJ Group Finland's Country Manager Juha Kunnas, and as Managing Director of TJ Group Services Oy was appointed the group's Chief Information Officer Marco Ylitörmä. At the same time, the company stated that negotiations about corporatization have been started also in Norway. In Norway, the negotiations concern operations not belonging to the core business.

Events Following the Period

On 2 April 2002, TJ Group reached a settlement with Birgit Kasten–the former Managing Director of its German company–concerning all legal disputes between the parties. The settlement covers both the trial in the German local superior court regarding the termination of Birgit Kasten's employment contract and the disputes under arbitration as regards Birgit Kasten, Tina Kasten, and Kasten Technologies.

The transfer of business to Key Partners Oy and TJ Group Services Oy, announced by TJ Group on 25 March 2002, was implemented on 12 April 2002.

On 24 April 2002, TJ Group announced that is has founded a subsidiary in Switzerland. Founding the subsidiary TJ Group GmbH in Switzerland is part of the company's expansion strategy focusing on Europe.

On 29 April 2002, TJ Group reached a settlement with Lampe Beteiligungsgesellschaft mbH and Arenberg Consult GmbH regarding all disputes relating to the acquisition of a company in Germany in 2000. From Lampe and Arenberg TJ Group received through an immediate payment approximately 1.7 million euros, which amount has previously been entered into the books of TJ Group as a receivable. Consequently, the settlement does not have significant effect on TJ Group's result. The disputes have thus been settled in all respects and there is no need to continue the arbitration.

Annual Meeting of Shareholders

The Annual Shareholders' Meeting of TJ Group Plc on 9 April 2002 resolved to adopt the accounts of TJ Group for the accounting period 1 July 2000–31 December 2001 (18 months). It also granted the members of the Board of Directors and the Chief Executive Officer discharge from liability for the accounting period. The loss of the accounting period amounting to EUR 13,872,947 will be left in the company's profit and loss account. The Annual Shareholders' Meeting decided that no dividend will be paid.

The number of the ordinary members of the Board of Directors was confirmed at four and the number of deputy members of the Board was confirmed at two. Ordinary members of the Board of Directors were elected Bo Eklund (37), Jyrki Salminen (39), Kari Salo (55), and Tuomo Tilman (39). Deputy members were elected Markku Montonen (40) and Mikko Setälä (46) CEO, TJ Group Plc. It was resolved that the members of the Board of Directors will be paid a remuneration of EUR 1,000 per meeting.

Tilintarkastajien Oy - Ernst & Young, an auditing firm authorized by the Central Chamber of Commerce, was elected auditor for the company.

The Annual Shareholders' Meeting accepted the Board of Directors' proposal to change Section 1 of the Articles of Association so that the domicile of the company is Helsinki.

The Annual Shareholders' Meeting also accepted the Board of Directors' proposal to change section 7 of the Articles of Association so that the notice to the Shareholders' Meeting shall be forwarded to the shareholders not earlier than two months prior to the meeting and not later than one week prior to the date referred to in Chapter 3a, Section 11, paragraph 1 in the Companies Act, by publishing the notice in at least one national newspaper, which the Board of Directors has determined, or by sending notices to the Shareholders at the address noted in the Shareholders' Register by registered mail.

The Annual Shareholders' Meeting authorized the Board of Directors to decide, within one year from the Annual Shareholders' Meeting, on the issuing of new shares, to grant option rights, or to take convertible loans in one or several installments. In the issuing of new shares or granting of option rights or taking of convertible loans, a right can be given to subscribe for a total of not more than 12,613,097 new shares, the book value equivalent of which is EUR 0.02 per share. On the basis of the authorization, the share capital may be increased by a maximum of EUR 252,261.94. The authorization includes a right to deviate from the pre-emptive rights of existing shareholders to subscribe for new shares, convertible loans or option rights as set out in Chapter 4, Section 2 of the Companies Act as well as a right to decide on subscription prices, the persons entitled to subscribe, the terms of subscription, as well as the terms of the convertible loans and option rights. A derogation from the shareholders' pre-emptive subscription rights requires that there is an important financial reason for this, such as an arrangement connected with the development of the Company's business or capital structure or motivation of the personnel. Except with respect to a share capital increase on the basis of a convertible loan or option right, the Board of Directors is authorized to decide that the shares may be subscribed against a contribution in kind, by means of set-off or otherwise on special terms.

Near Term Outlook

The major challenge for TJ Group in 2002 is to make its business operations profitable. To reach this goal, the company strives to increase net sales and enforce strict cost control. TJ Group's goal is to increase its net sales by improving marketing and sales and the utilization rate of the personnel involved in project work.

TJ Group has focused its operation in its core competence area–extended customer relationship management (Extended CRM). The group has rationalized its business and improved the strive for profitability and the ability to control its operation by corporatizing its operations in Finland into four different companies. Additionally, the company's operations have been adjusted by decreasing the number of personnel to correspond with the demand. Product marketing and sales will be especially emphasized in 2002. In 2001, new versions of the products were made and this is believed to improve the market position of the products. Increase in sales of own products does not increase costs significantly as the products are delivered as licenses and the actual installations belong to software service business and will be invoiced separately. TJ Group believes that the product sales will grow significantly in 2002.

TJ Group will continue its growth-based strategy focused on Europe by founding sales offices to support the local business partners. This will greatly reduce the risks, but it will also decrease profits somewhat due to sales margin transferred to the business partners. This year, TJ Group has already founded a sales office in Switzerland and will start operating in France and Austria as well, provided that a suitable partner can be found. Expanding operation into other European countries is also under consideration.

TJ Group believes that each quarter of 2002 will have better results than the corresponding quarters in 2001. There are no uniform growth forecasts for the development of the markets for products belonging to TJ Group's product selection and the market situation is expected to remain uncertain. According to market research institutes and analysts, the demand for IT services will grow in 2002 in Europe by 1.5–6%. Based on figures for January 2002, the median for the estimated growth is 4%. Estimates have been given by AMR Research, Credit Suisse, Forrester, Gartner, Merrill Lynch, Morgan Stanley, and UBS Warburg.

Previously, the company has estimated that the latter half of the financial year 2002 would be profitable. Forecasting the market situation for 2002 has recently become more difficult as the general economic instability is reflected in the customers and their investment decisions. However, the company's goal still is to be profitable in the latter half of the year.

Directed Share Issue

*TJ Group Plc's Board of Directors has decided to invite the shareholders to an Extraordinary Shareholders' Meet*ing on Monday, 20 May 2002, to decide on raising the share capital by means of a directed Share Issue. The company is about to launch a directed Share Issue targeted to the current shareholders of the company and holders of warrants.

The Board of Directors proposes that the company's share capital be raised by at least EUR 0.02 and by most the amount decided by the Extraordinary Shareholders' Meeting, the maximum amount being between EUR 671,400 and EUR 1,342,800, by issuing at least one (1) and at the most the maximum number of new shares decided by the Extraordinary Shareholders' Meeting, *the maximum number of new shares being between* 33,570,000 *and* 67,140,000 new shares. The Board of Directors will present a proposal on the maximum number of shares and the subscription price to the Extraordinary Shareholders' Meeting to be held on 20 May 2002.

Copies of the proposals of the Board of Directors and their appendices are displayed for a view of the shareholders, as of 13 May 2002, at the company's web site at www.tjgroup.com and at the head offices of the company, address: Itämerenkatu 5, 00180 Helsinki. The company will forward copies of such documents to the shareholders upon request.

The founders and still the largest individual owners of the company, Tuomo Tilman and Jyrki Salminen have, together with entities in their control, signed an subscription undertaking in which they undertake to subscribe fornew shares that may possibly remain unsubscribed for based on the primary and secondary subscription rights. With the capital raised by means of the directed Share Issue, the Board of Directors–to which both Tuomo Tilman and Jyrki Salminen belong–wants to ensure adequate financial resources for continuing the company's reorganization as planned and for developing business operations further.

A separate stock exchange release concerning the Share Issue will be released today.

The company will hold a press conference concerning the directed Share Issue and the interim report today at 10:30 a.m. The conference will be held in the Marski Hall, 1st floor of World Trace Center, Aleksanterinkatu 17, Helsinki, Finland.

Helsinki April 30, 2002

The Board of Directors of the TJ Group Plc

Tuomo Tilman, Chairman of the Board
Bo Eklund
Jyrki Salminen
Kari Salo

TJ Group's second interim report of this financial period, for 1 January-30 June 2002, will be published on 25 July 2002.

The figures in the interim report are not audited.

In addition to the accounts of the parent company, the interim report of TJ Group Plc consolidates the accounts of Documenta Oy, Planmill Oy, Key Partners Oy, TJ Group Services Oy, TJ Group AB, TJ Group Holding AB, TJ Solutions AB, Kompetensbolaget PMV AB, Leylock Data AB, TJ Group AS, TJ Group GmbH (Germany), TJ Group GmbH (Switzerland), TJ Group A/S, TJ Group Americas Inc, and TJ Group Limited.
The figures for Morning Digital Design Oy (ownership 50%) have been consolidated in the interim report by using the equity method.

CONSOLIDATED PROFIT AND LOSS STATEMENT
(EUR thousand)

	Jan 1,– Mar 31, 2002 3 months	% of turn-over	Jan 1,– Mar 31, 2001 3 months	% of turn-over	Change %	July 1, 2000– Dec 31, 2001 18 months	% of turn-over
Net sales	**7,827**		**9,930**		**-21 %**	**57,576**	
Change in work in progress, inc(+), dec (-)	-81		75			-215	
Other operating income	236		60			1,050	
Materials and services	1,779		2,463			12,592	
Personnel expenses	7,598		9,173			45,765	
Depreciations							
Depreciations according to plan	438		577			2,982	
Rents	1,259		1,445			7,377	
Marketing expenses	347		585			2,264	
Other operating expenses	1,782		2,765			13,706	
Operating profit/loss	**-5,221**	**-66.7%**	**-6,943**	**-69.9%**		**-26,275**	**-45.6%**
Interest income and other financial income	26		675			2,107	
Interest expenses and other financial expenses	-186		-88			-383	
Share of profit/loss in associated companies	87		0			-80	
Profit/loss before reserves and income taxes	**-5,294**		**-6,356**			**-24,631**	
Extraordinary income	0		48			1,705	
Extraordinary expenses	-88		-8,004			-7,994	
Profit/loss before income taxes	**-5,382**		**-14,312**			**-30,920**	
Income taxes	32		-90			608	
PROFIT/LOSS FOR THE PERIOD	**-5,350**	**-68.4%**	**-14,402**	**-145.0%**		**-30,312**	**-52.6%**

CONSOLIDATED BALANCE SHEET

(EUR thousand)

ASSETS	Mar 31, 2002	Mar 31, 2001	Dec 31, 2001
NON-CURRENT ASSETS			
Intangible assets			
Intangible rights	592	726	606
Consolidation goodwill	1,103	1,104	1,118
Goodwill	4,806	5,596	4,959
Other capitalized expenditure	562	683	393
	7,063	8,109	7,076
Tangible assets			
Machinery and equipment	1,862	3,074	2,055
Investments			
Shares in associated companies	684	0	595
Other shares and participations	61	250	62
CURRENT ASSETS			
Stocks			
Work in progress	104	691	187
Other stocks	138	12	134
	242	703	321
Receivables			
Trade receivables	6,312	7,369	7,821
Loan receivables	27	87	42
Other current assets	4,883	6,577	5,260
Liquid current assets	4,247	25,825	8,082
Cash and cash equivalents	1,301	1,235	2,036
TOTAL ASSETS	**26,682**	**53,229**	**33,350**

CONSOLIDATED BALANCE SHEET

(EUR thousand)

SHAREHOLDERS' EQUITY			
Share capital	1,261	1,261	1,261
Premium reserve	54,682	55,294	54,682
Retained earnings	-33,145	-3,304	-2,818
Profit/loss for the period	-5,350	-19,493	-30,312
Total shareholders' equity	17,448	33,758	22,813
OBLIGATORY RESERVES			
Other reserves	50	54	50
LIABILITIES			
Long-term liabilities			
Loans from financial institutions	538	1,176	514
Other long-term liabilities	42	0	152
	580	1,176	666
Current liabilities			
Loans from financial institutions	183	158	433
Trade payables	2,212	2,812	2,821
Other current liabilities	2,307	2,143	2,436
Accrued liabilities	3,902	13,128	4,131
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**26,682**	**53,229**	**33,350**

FIGURES BY COUNTRY
(EUR thousand)

Net sales by country	**1 Jan–31 Mar 2002 3 months**	**1 Jan–31 Mar 2001 3 months**
Denmark	272	447
Finland	3,938	4,680
Germany	1,825	1,801
Norway	2,022	1,952
Sweden	404	1,393
Switzerland	0	0
UK	19	0
USA	491	348
- intercompany sales	-1,144	-691
TJ Group total	**7,827**	**9,930**

Operating profit/loss by country	**1 Jan–31 Mar 2002 3 months**	**1 Jan–31 Mar 2001 3 months**
Denmark	-733	-541
Finland	-1,457	-3,943
Germany	-1,326	-817
Norway	-554	-307
Sweden	-556	-1,046
Switzerland	-70	0
UK	-146	0
USA	-379	-289
TJ Group total	**-5,221**	**-6,943**

Employees by country	**31 Mar 2002**	**31 Mar 2001**
Denmark	33	48
Finland	236	373
Germany	95	101
Norway	58	72
Sweden	33	79
Switzerland	1	0
UK	2	1
USA	15	14
TJ Group total	**473**	**688**

KEY FIGURES

	Jan 1– Mar 31, 2002 3 months	Jan 1– Mar 31, 2001 3 months	July 1, 2000– Dec 31, 2001 18 months
Net sales, EUR million	7.83	9.93	57.58
Operating profit/loss, EUR million	-5.22	-6.94	-26.28
% of net sales	-66.7%	-69.9%	-45.6%
Return on equity, %	-26.1%	-15.8%	-63.4%
Return on investment, %	-24.3%	-14.9%	-61.6%
Interest bearing net debt, EUR million	-4.8	-25.7	-9.2
Net debt to equity (Net Gearing), %	-27.4%	-76.2%	-40.2%
Equity ratio, %	65.8%	63.5%	68.6%
Personnel at the end of the period	473	688	471
Personnel average	472	690	628
KEY FIGURES PER SHARE			
Earnings/share, euro	-0.08	-0.10	-0.38
Shareholders' equity per share, euro	0.28	0.54	0.36

COMPARATIVE FINANCIAL STATEMENTS

Comparative consolidated profit and loss statements, divided into calendar years

(EUR thousand)

	Jan 1 - Dec 31, 2001 12 months	Jan 1 - Dec 31, 2000 12 months	Jan 1 - Dec 31, 1999 12 months
Net sales	**36 669**	**38 288**	**17 415**
Change in work in progress,inc(+),dec(-)	-231	-79	342
Other operating income	649	627	94
Materials and services	9 241	5 826	1 950
Personnel expenses	29 327	28 770	9 748
Depreciation			
Depreciation according to plan	1 945	1 729	516
Rents	5 246	3 932	1 231
Marketing expenses	1 257	1 790	999
Other operating expenses	8 072	9 898	2 912
Operating profit/loss	**-18 001**	**-13 109**	**495**
Financial income and expenses			
Interest income and other financial income	913	2 021	61
Interest expenses and other financial expenses	-135	-315	-83
Share of profit/loss in associated companies	-80	0	0
Profit/loss before extraordinary items	**-17 303**	**-11 403**	**473**
Extraordinary income	186	2634	0
Extraordinary expenses	-7995	0	0
Profit/loss before income taxes	**-25 112**	**-8 769**	**473**
Income taxes	-86	1351	-182
Minority interest	0	0	-21
PROFIT/LOSS FOR THE PERIOD	**-25 198**	**-7 418**	**270**

The accounting principles for the comparative consolidated financials are described in section "Financial References".

Comparative consolidated balance sheets, divided into calendar years
(EUR thousand)

ASSETS	Dec 31, 2001	Dec 31, 2000	Dec 31, 1999
NON-CURRENT ASSETS			
Intangible assets			
Intangible rights	606	598	146
Consolidation goodwill	1 118	1 114	0
Goodwill	4 959	5 781	571
Other capitalized expenditure	393	114	89
	7 076	7 607	806
Tangible assets			
Machinery and equipment	2 055	2 970	1 540
Investments			
Other shares and participations	657	744	73
CURRENT ASSETS			
Inventories			
Work in progress	187	614	648
Other inventories	134	12	31
	321	626	679
Receivables			
Trade receivables	7 821	10 039	5 402
Loan receivables	42	90	39
Other current assets	5 260	6 238	1 862
	13 124	16 367	7 303
Liquid current assets	8 082	29 348	0
Cash and cash equivalents	2 036	2 103	3 187
TOTAL ASSETS	**33 350**	**59 765**	**13 588**

SHAREHOLDERS' EQUITY AND LIABILITIES	**Dec 31, 2001**	**Dec 31, 2000**	**Dec 31, 1999**
SHAREHOLDERS' EQUITY			
Share capital	1 261	1 261	1 054
Premium reserve	54 682	53 138	3 822
Retained earnings	-7 933	905	675
Profit/loss for the period	-25 198	-7 418	270
Total shareholders' equity	22 812	47 886	5 821
OBLIGATORY RESERVES			
Other reserves	50	54	105
LIABILITIES			
Long-term liabilities			
Loans from financial institutions	514	1 111	766
Other long-term liabilities	152	0	141
	666	1 111	907
Short-term liabilities			
Loans from financial institutions	433	98	231
Trade payables	2 821	2 872	2 275
Other current liabilities	2 436	1 054	159
Accrued liabilities	4 132	6 690	4 090
	9 822	10 714	6 755
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**33 350**	**59 765**	**13 588**

The accounting principles for the comparative consolidated financials are described in section "Financial References".

Comparative consolidated key financial information, divided into calendar years

	Jan 1 - Dec 31, 2001 12 months	Jan 1 - Dec 31, 2000 12 months	Jan 1 - Dec 31, 1999 12 months
Net sales, EUR million	36,67	38,29	17,42
Operating profit/loss, EUR million	-18,00	-13,11	0,50
% of net sales	-49.1 %	-34.2 %	2.8 %
Return on equity, %	-49.2 %	-37.4 %	8.2 %
Return on investment, %	-46.9 %	-39.5 %	11.2 %
Interest bearing net debt, EUR million	-9.2	-30.2	-2.0
Net debt to equity (Net Gearing), %	-40.2 %	-63.2 %	-35.2 %
Equity ratio, %	68.6 %	80.2 %	43.0 %
Capital expenditure, EUR million	0,4	10,4	10,0
Personnel at the end of the period	471	694	357
Personnel average	598	655	341
KEY FIGURES PER SHARE			
Earnings/share, euro	-0.28	-0.16	0.01
Shareholders' equity per share, euro	0.36	0.76	0.11

The accounting principles for the comparative consolidated financials are described in section "Financial References".

AUDITOR'S STATEMENT

Offering Memorandum

On the basis of Chapter 2, Article 3, Clause 5 of the Finnish Securities Market Act and Section 5 in the Decision by the Ministry of Finance on Listing Particulars (March 19, 1998/197) we give as our statement the following:

We have audited the consolidated financial statements, the accounting and the corporate governance of TJ Group Plc for the financial periods from 1999 to 2001. The Auditor's Reports for these years are included in the Offering Memorandum.

The consolidated financial statements for TJ Group Plc for the year 2001 presented on pages 56 – 77 in the Offering Memorandum were approved by the meeting of shareholders, and the financial information collected from the financial statements for the years 1999 to 2000 comply with the approved financial statements for these financial periods.

Interim Report

We have reviewed the TJ Group Plc Interim Report for the period from January 1 to March 31, 2002 that is included in the Offering Memorandum (pages 81 - 91). The Board of Directors and CEO have prepared the Interim Report as defined in Chapter 2, Article 5 of the Finnish Securities Market Act. Based on our limited review we provide the request of the Board of Directors of the Company an Auditor's Statement about the Interim Report in accordance with Chapter 2, Article 5, Clause 2 of the Finnish Securities Market Act.

The limited review of the Interim Report was carried out in accordance with the recommendation for limited reviews by the Finnish Institute of Authorized Public Accountants. A limited review is planned and performed to obtain reasonable assurance that the Interim Report is free of material misstatement. A limited review is mainly limited to inquiries of company personnel and to analytical procedures. It is substantially less in scope than a full scope audit, for which reason a limited review gives less assurance than an audit. We have not performed an audit, and accordingly we do not issue an Auditor's Report on the Interim Report.

Based on our limited review, nothing came to our attention that caused us to believe that the Interim Report was not prepared in accordance with rules and regulations governing the preparation of Interim reports and that the Interim Report would not in all material respects give a true and fair view of the consolidated result of operations and financial position of TJ Group Plc as defined in the Finnish Securities Market Act.

Comparative Information for Years 2001, 2000, and 1999

We have reviewed the comparative information of TJ Group Plc for the years 2001, 2000, and 1999 presented in the Offering Memorandum on pages 91 - 93. Management of the Company is responsible that the comparative information complies with the Financial Supervision Statement K/45/2002/PMO. According to the Statement our task is to issue a statement on the comparative information on the basis of our work. The comparative information is based on the corresponding original financial statements, which have been edited for the Offering Memorandum in order to improve their comparability. The editing method is described on page 3. We have expressed an opinion on the financial statements of TJ Group Plc for the years 2001, 2000, and 1999 in our Auditor's Reports dated February 12, 2002, September 20, 2000, and September 15, 1999. These Auditor's Reports stated that the financial statements were prepared in accordance with rules and regulations governing the preparation of financial statements.

The limited review was carried out in accordance with the recommendation for limited reviews by the Finnish Institute of Authorized Public Accountants. A limited review is planned and performed to obtain reasonable assurance that the comparative financial statements are free of material misstatement. A limited review is mainly limited to inquiries of company personnel and analytical procedures. It is substantially less in scope than a full scope audit, for which reason a limited review gives less assurance than an audit. We have not performed an audit, and accordingly we do not issue an Auditor's Report.

Based on our limited review, nothing came to our attention that caused us to believe that the comparative information for the years 2001, 2000, and 1999 presented on pages 91 – 93 of the Offering Memorandum of TJ Group

Plc would not in all material respects give a true and fair view of the consolidated result of operations and financial position of TJ Group Plc as defined in the Finnish Accounting Act and other regulations concerning the preparation of financial statements, and the aforementioned Financial Supervision Statement.

In Helsinki, on May 21, 2002

TILINTARKASTAJIEN OY - ERNST & YOUNG
Authorized Public Accountant Firm

Stig-Erik Haga
Authorized Public Accountant

TERMS AND CONDITIONS - WARRANTS 2002

I ISSUE OF WARRANTS

1. Number of Warrants

The number of warrants issued shall be 2,000,000. The issued warrants entitle to subscribe, in total, 2,000,000 shares in TJ Group Plc (the Company).

2. Distribution of Warrants

The warrants shall, by deviation from the shareholders' pre-emptive right to subscription, be issued to persons decided upon by the Extraordinary Meeting of Shareholdersand to such persons belonging to the management and personnel of the Company or its subsidiary (the Group) as decided by the Board of Directors of the Company in order to increase their commitment and work motivation.

In order to enable the subscription of the warrants at a later stage within the framework of the Group's incentive scheme, a subsidiary of the Company, decided by the Board of Directors, shall have the right to subscribe for the warrants that are not directed to the management and the personnel of the Group.

The shareholders' pre-emptive right to subscription is being deviated from, since the warrants are intended to form a part of the Group's incentive program and, thus, from the Company's perspective, there are weighty financial reasons for the deviation.

Among those entitled to subscription are certain persons belonging to the inner circle of the Company according to Chapter 1, Section 4 of the Companies Act. The aggregate ownership of these persons in the Company before the warrants now proposed amounts to 0 per cent of the shares and votes in the Company. If all of the offered warrants are subscribed for and later are exercised, the ownership of these persons may increase to a maximum of 0.75 per cent of the shares and votes in the Company after the directed share issue proposed today assuming that such share issue is subscribed in full to the maximum amount proposed by the Company's Board of Directors.

3. Subscription of Warrants

The subscription period for the warrants is from May 30, 2002 to June 14, 2002. The Company shall notify the persons, to whom warrants are offered, of the issue of warrants. The warrants are issued free of charge. The subscription of the warrants shall take place at the time and in the manner decided by the Board of Directors. The subscription place for the warrants is PCA Corporate Finance Oy.

The Warrants shall be distributed to persons decided upon by the Extraordinary Meeting of Shareholders and to persons belonging to the management and personnel of the Company or the Group as decided by the Board of Directors. The warrants distributed to the subsidiary are intended to be distributed at a later stage to persons employed by the Company or the Group or to persons to be recruited, excluding, however, persons belonging to the inner circle of the company. The subsidiary shall not have the right to subscribe for shares in the Company by virtue of the warrants.

4. Warrants and the Book-Entry System

The number of the warrants issued shall be 2,000,000. The warrants will be marked with identification 2002Q.

The warrants shall be issued in the book-entry system. The Board of Directors shall decide upon the procedure and schedule of this. The Warrants shall be registered in the book-entry account of the subscriber on or about September 1, 2002 at the latest. The said warrants shall be subject to a restriction as described in section II.5 of these terms and conditions. The aforementioned restriction shall be registered with the book-entry system as restriction on all warrants.

II TERMS AND CONDITIONS OF THE SHARE SUBSCRIPTION

1. Right to Subscribe New Shares

Each warrant entitles its holder to subscribe one (1) share in the Company. The book value equivalent of each share is EUR 0.02. As a result of the subscriptions, the share capital of the Company may be increased by a maximum of 2,000,000 new shares, i.e. by a maximum of EUR 40,000.

2. Share Subscription and Payment

The share subscription period will commence on December 1, 2003 and will end on May 31, 2009.

The share subscription shall take place at the headquarters of the Company or in another location to be determined later by the Company. Payment of shares shall be effected upon subscription. The Board of Directors shall decide upon the acceptance of the subscriptions.

3. Share Subscription Price

The subscription price of the shares will be the trading volume weighted average price of the Company's share on the Helsinki Exchanges during May 2, 2002 to May 15, 2002 increased by 20 %.

4. Registration of Shares

Shares subscribed and fully paid for shall be registered in the book-entry account of the subscriber.

The Company shall accept subscriptions in the regular meetings of the Board of Directors, and shall file for registration increases of share capital based on the subscriptions, and shall notify the new shares to be traded together with the Company's shares already publicly traded, without undue delay. However, the Board of Directors shall not have any obligation to accept a subscription made after the end of the financial period before the annual general meeting of shareholders.

5. Prohibition to Transfer Warrants and Obligation to Offer Warrants

The warrants, for which the share subscription period in accordance with Section II.2 has not commenced, may not be transferred to a third party or pledged without the consent of the Company. The consent of the Company is given by the Board of Directors. After the share subscription period has commenced, the warrants are freely transferable, unless otherwise decided by the Board of Directors.

Should a subscriber cease to be employed by or in the service of the Company or the Group for any other reason than retirement or death, such person will be obliged without delay to offer to the Company free of charge those warrants for which the share subscription period referred to in Section II.2 has not yet commenced on the last day of such person's employment, service or membership in the board of directors, unless otherwise determined by the Board of Directors of the Company.

When this condition is effected in relation to the warrants, the Company shall have the right, in order to secure conduct according to this condition, to register with the book-entry system the transfer of the warrants to the Company or to a third party defined by the Company.

6. Shareholder Rights

Shares shall entitle to dividend for the financial year in which the subscription takes place. Other shareholder rights shall commence when the increase of the share capital has been entered into the Trade Register.

7. Issues of Share, Convertible Bonds, Bond Loans with Warrant, and Warrants Before Share Subscription

Should the Company, before the share subscription, increase its share capital through an issue of new shares, or issue convertible bonds, bond loans with warrants, or warrants, a warrant holder shall have the same right as or an equal right to that of a shareholder. Equality is reached in the manner determined by the Board of Directors by adjusting the amount of shares available for subscription, the subscription price or both of these.

Should the Company, before the share subscription, increase its share capital by way of a bonus issue, the subscription ratio shall be amended so that the ratio to the share capital of shares to be subscribed for by virtue of warrants remains unchanged.

If the number of shares that can be subscribed for by virtue of one warrant should be a fraction, the fractional part shall be taken into account by reducing the subscription price.

8. Rights in Certain Cases

If the Company decreases its share capital before the share subscription, the subscription right accorded by the terms of the warrant shall be adjusted accordingly as specified in the resolution to decrease the share capital. If the decrease of the share capital is not deemed to have financial effects for the warrant holder, the decrease shall not affect the terms of the share subscription. The placement of the Company in liquidation does not affect the terms of the share subscription.

If the Company, before the share subscription, resolves to merge in another company as the company being acquired or in a company to be formed in a combination merger or if the Company resolves to be divided, the warrants shall be replaced by warrants granted by the receiving company entitling the warrant holder to subscribe shares in the receiving company on corresponding terms. Alternatively the warrant holder may by a resolution of the Board of Directors of the Company, be given the right to subscribe shares within the period of time determined by the Board of Directors, before the merger or division. After such date no subscription right shall exist. The Company shall also have the right to redeem the warrants at market value before the merger or division. If the Company is the receiving Company in a merger, the terms and conditions of the warrants shall remain the same. If the Company resolves to acquire its own shares, the position of the warrant holder remains unchanged.

If, according to Chapter 14 Article 19 of the Companies Act, a redemption right is created for a shareholder (the Redeemer) to the shares of the other shareholders or according to Chapter 6 Article 6 of the Securities Market Act, a shareholder (Redeemer) must offer to purchase the shares of the other shareholders, the warrant holder shall be obligated to offer his warrants to the Redeemer to be redeemed, purchased or replaced by warrants granted by the Redeemer in equal terms with the shareholders. The obligation to offer the warrants to be replaced by the warrants granted by the Redeemer shall be primary over the redemption or purchase. However, the warrant holder shall be obligated to offer his warrants to be replaced by warrants in the Redeemer only if an investment bank, selected by the Board of Directors of the Company, has given a statement on the economic fairness of the terms and conditions of the replacement for the warrant holders. If the Redeemer does not redeem or purchase the warrants or make an offer of replacement of the warrants within one month of the creation of the redemption right or the obligation to offer to purchase, a warrant holder shall have an immediate right to subscribe shares by virtue of all of his warrants regardless of whether the period for share subscription under the warrants has commenced or not.

Converting the Company from a public company into a private company shall not affect the terms and conditions of the warrants.

If the book-value equivalent of the share is changed while the share capital remains unchanged, the subscription terms shall be amended so that the total book-value equivalent of the shares available for subscription and the total subscription price remain the same.

9. Dispute Resolution

Disputes arising in relation to these warrants shall be settled by arbitration in accordance with the Arbitration Rules of the Finnish Central Chamber of Commerce by use of one arbitrator.

10. Miscellaneous

The Board of Directors shall decide on other aspects related to the subscription of the warrants and shares and the allocation thereof.

The Board of Directors shall have the right to decide that warrants held by participants determined by the Board of Directors shall not be transferable or set any other restrictions that may be necessary for the exercise or other use of warrants.

These terms and conditions and all aspects related to the warrants and subscription shall be construed in accordance with and governed by Finnish Law. These terms and conditions have been prepared in Finnish and English. In case of any discrepancy between the different texts, the Finnish text shall be decisive.

ARTICLES OF ASSOCIATION OF TJ GROUP PLC

The Extraordinary Meeting of Shareholders of the Company has on May 20, 2002 decided to amend the Articles of Association so that the share capital of the Company shall be a maximum of EUR 10,000,000 and the number of Shares in the Company shall be a maximum of 500,000,000. These amendments to the Articles of Association will be registered in the Trade Register on or about May 22, 2002. The Articles of Association below are based on the Company's Articles of Association in force as of the date of this Offering Memorandum, however, so that the amendments approved by the Extraordinary Meeting of Shareholders have been included.

1 § Company name and domicile
The name of the company is TJ Group Oyj, in English TJ Group Plc and its domicile Helsinki.

2 § Objects of the company
The company's field of business is management, marketing, finance and IT consulting as well as import, export, manufacturing and sale of data processing programs and equipment.

3 § Share capital
The company's minimum share capital is EUR 1,000,000 and maximum share capital is EUR 10,000,000 within which limits the share capital can be increased or decreased without amending the Articles of Association.

4 § Number of shares
The company shall have a minimum of 5,000,000 shares and a maximum of 500,000,000 shares.

5 § The Board of Directors and Managing Director
The company shall have a Board of Directors, which comprises of a minimum of four (4) and a maximum of seven (7) ordinary members as well as a minimum of two (2) and a maximum of three (3) deputy members.

The term of office of members of the Board of Directors ends at the close of the first Annual General Meeting of Shareholders following their election.

The company shall have a Managing Director, who is elected by the Board of Directors.

6 § Auditors
The company shall have one (1) auditor approved by the Finnish Central Chamber of Commerce and, if the auditor is not a firm of independent accountants as referred to in the law, one (1) deputy auditor shall be elected. The term of office of the auditors ends at the close of the first Annual General Meeting of Shareholders following their election.

7 § Notice to the General Meeting of Shareholders
Notice to the General Meeting of Shareholders shall be given to the shareholders not earlier than two months before the meeting and at the latest one week before the due date referred to in Chapter 3a, Section 11, Paragraph 1 by publishing the invitation in at least one national newspaper decided by the Board of Directors or by sending the invitation to the shareholders by registered letters sent to the addresses recorded in the shareholder register.

8 § Annual General Meeting of Shareholders
The Annual General Meeting of Shareholders shall be held annually within six (6) months from the close of the financial period on the date defined by the Board of Directors.

At the Meeting shall be presented:

1. The annual accounts of the company and the group, including the profit and loss statement, balance sheet and annual report;
2. Auditor's report;

At the Meeting shall be decided:

3. Upon adoption of the profit and loss statement and the balance sheet;
4. Upon measures to which the profit and loss of the adopted balance sheet and /or consolidated balance sheet may give cause;
5. Upon discharge from liability to the Board members and the Managing Director;

6. Upon the number of Board members;
7. Upon the remuneration and grounds for compensation of costs for the Board members and the auditors;

At the Meeting shall be elected:
8. The Board members and deputy Board members; and
9. Auditor and when needed a deputy auditor.

9 § Financial period
The financial period of the company is the calendar year.

10 § Authorization to sign the business name
The chairman of the Board of Directors and the Managing Director sign the business name, both severally, and the members of the Board of Directors, any two jointly.

11 § Right to participate and vote
To participate in a General Meeting of Shareholders, a shareholder must notify the company thereof not later than the day expressed in the notice of the General Meeting of Shareholders which can be no earlier than 5 days prior to the meeting.

12 § Book-entry securities system
After a record date specified by the Board of Directors, the company's shares will belong to the book-entry system.

After the record date, the right to receive dividends and similar payments as well as subscription rights when share capital is increased shall rest solely with a person:
- who on the record date has been entered in the share register as a shareholder; or
- whose right to receive a payment is shown in the book-entry account of a shareholder entered in the share register by the record date; or
- if the shares are held by way of nominee registration, in whose book-entry account the shares have been entered on the record date and whose custodian has been entered in the share register on the record date as the custodian of the shares.

13 § Obligation to redeem
A shareholder, whose holding of all the shares in the company, alone or together with other shareholders, as defined below, reaches or exceeds 50 per cent (Obligated Shareholder) is obliged to redeem the shares and other securities entitling to shares of other shareholders if they so demand (Entitled Shareholder) in accordance with the provisions of sections 13-26. What is said about shares and securities is applicable also to book-entries.

14 § When calculating the proportion of shares in the company's held by a shareholder and the voting rights attached thereto, the shares held by the following shall also be included:
1. A legal entity, which under the Companies Act is part of the same group as the shareholder;
2. A company which, in the consolidated accounts, is considered to be part of the same group as the shareholder;
3. A pension fund or foundation of a legal entity or company referred to above;
4. A legal entity other than a Finnish legal entity, which if it were Finnish, would be part of the same group as the shareholder in a manner described above;
5. A legal entity, company or private person who, if the holding would belong to entity or company owning shares in the foregoing, would be part of the same group; and
6. A shareholder, who is party in an agreement or other arrangement, which if effected would lead to reaching or exceeding the share and voting thresholds.

In the event that the redemption obligation based on the aggregate shareholding or number of votes, the Obligated Shareholders shall be jointly liable for redemption towards the Entitled Shareholders. In such a situation a demand for redemption shall be considered to apply to all Obligated Shareholders even in the absence of separate demands to that effect.

The redemption obligation does not concern shares or securities entitling to shares acquired by the shareholder making the redemption demand, after the redemption obligation has arisen.

15 § The redemption price shall be the highest of the following:

1. The weighted average trading price of the shares on the Helsinki Exchanges during ten (10) trading days prior to the date on which the Company received from the Obligated Shareholder a notification regarding the reaching or exceeding of the above threshold values or, in the event that such notification has not arrived within the specified time limit, the date on which the Board of Directors otherwise learned thereof or in case there has been no trading the last trading price;

2. The average of trading price of the share in trades executed at the Helsinki Exchanges during twelve (12) months prior to the date referred to in point 1 above;

3. The highest single price which Obligated Shareholder has paid for a share, bought or otherwise acquired for consideration, within the last 12 months prior to the date referred to in point 1 multiplied by the number of shares;

4. In case the Obligated Shareholder has failed to make a notice referred to in paragraph 16 in due time, the highest single price paid that the Obligated Shareholder has paid for a share bought or otherwise acquired for consideration during the period of time which commences 12 months before the obligation to redeem has arisen and ends on the date referred in point 1.

If an acquisition affecting the average price is made in foreign currency, the equivalent in Finnish marks shall be calculated by using the average rate affirmed by the Bank of Finland seven (7) days prior to the date when the Board of Directors inform shareholders about the redemption possibility or in the absence of such course, closest equivalent the rate determined by the Board of Directors.

What has been said about determining the redemption price for shares shall also apply to other securities to be redeemed, such as shares to separate subscription rights, convertible bonds, option loans, warrants and subordinated loans to the extent they are connected with a right to subscribe for shares. If this kind of security does not have a stock price referred to in this section, the redemption price shall be calculated as the subscription right connected to the security would have been arisen at the same time with the redemption obligation. If the subscription right connected to the security is determined on the basis of stock price, the price defined in paragraph 1 point 2 shall be used.

16 § An Obligated Shareholder shall, within seven (7) days of the date on which the redemption obligation has arisen, furnish to the Company's Board of Directors a written notification of this to the Company's registered office. The notification shall contain details of the number of shares belonging to the Obligated Shareholder and the number and price of the shares purchased or otherwise acquired by the Obligated Shareholder during the preceeding (12) months. The notification shall also contain an address at which the Obligated Shareholder may be reached.

17 § The Board of Directors shall give notice to shareholders of the existence of the redemption obligation not later than 45 days from the receipt of the above notification or, in the absence of such notification or in the event that such notification has not arrived within the specified time limit, of the date on which it has otherwise learned of the existence of such a redemption obligation. The notice shall contain information on the date when the redemption obligation has arisen and basis for determining the redemption price to the extent the Board of Directors is aware of this as well as the date when the demand for redemption has to be made at the latest. The notice shall be given to the shareholders in accordance with provisions of section 7 regarding the notice of a meeting.

18 § The Entitled Shareholder shall present a written demand for redemption in a manner determined by the Board of Directors not later than 30 days from the date of issue of the notice of redemption obligation by the Board of Directors. The redemption demand, which shall be furnished to the Company, shall include an indication of the numbers of shares and other securities to be redeemed. An Entitled Shareholder shall at the same time furnish to the Company any share certificates and other documents entitling to the receipt of the shares to be transferred to the Obligated Shareholder against payment of the redemption price. However, if the shares are collateral for a debt or other liability, the shareholder demanding redemption shall deliver a consent from the debtor that the shares shall be freed against payment of the redemption price.

There is no obligation to redeem as set forth in paragraph 1 of this section and no right to redeem as set forth in paragraph 2 of this section if the number of shareholding of the shareholder obliged to redeem has fallen below the shareholding threshold in section 13 before the redemption demand has been made.

19 § If the demand has not been made within the specific time in a manner described above, the shareholder shall forfeit his right to demand redemption in the redemption event in question. An Entitled Shareholder shall have the right to withdraw his demand prior to the actual redemption.

20 § If the specific time referred to in sections 16-21 would end on other than on a banking day, it will continue until the end of the next banking day.

21 § Upon the expiry of the period of time reserved for Entitled Shareholders, the Board of Directors shall notify the Obligated Shareholder of the demands received. The Obligated Shareholder shall, within fourteen (14) days of being informed of the redemption demands, pay the redemption price in the manner prescribed by the Company against the transfer of the shares or the securities entitling to the shares or, if the shares to be redeemed are entered in the book entry accounts of the relevant shareholders, against a receipt issued by the Company. In that event the Board of Directors shall ensure that the Obligated Shareholder is entered without delay in the book-entry account as the owner of the shares.

22 § Penalty interest accruing at a rate of twenty per cent per annum calculated from the due date of the redemption payment, is payable on the outstanding balance of the redemption price. If the Obligated Shareholder has also failed to observe the notification procedures stipulated herein, the penalty interest shall be calculated from the date on which the notification obligation should at the latest have been fulfilled.

23 § If an Obligated Shareholder fails to comply with the provisions set in sections 13 to 26, the shares owned by the Obligated Shareholder and the shares taken into account in the manner described above when determining a shareholder's proportion of the company shares entitle to vote in a General Meeting of Shareholders only as far as the votes attached to such shares fall below 50 per cent of the total votes attached to all shares of the company.

24 § The redemption obligation defined in these sections 13 to 26 shall not apply to a shareholder who shows that the limit of ownership or votes resulting in the redemption obligation was reached or exceeded before this stipulation of the Articles of Association was entered into the Trade Register, nor to a shareholder who reached or exceeded the limit of ownership or votes resulting in the redemption obligation by acquiring new shares directly from the company when the company increased its share capital with a new issue in which the pre-emptive right of a shareholder to subscribe for new shares was deviated from.

25 § A resolution by a General Meeting of Shareholders on the amendment or removal of the provisions in sections 13 to 26 shall be valid only if supported by shareholders having at least three fourths of the votes cast at a General Meeting of Shareholders and the shares represented at it, with the exception of the situation referred to in the Finnish Companies Act, Chapter 9, Section 15, Paragraph 1, Point 3, where a resolution shall be supported by or accepted by such majority as defined in the aforementioned provision.

26 § Any disputes concerning the above redemption obligation, the right associated therewith to demand redemption, and the amount of the redemption price shall be settled by arbitration in the place of domicile of the company, in compliance with the provisions of the Arbitration Act, as in force from time to time. Finnish Law shall be applied in the arbitration.

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THE COMPANY

TJ Group Plc
Itämerenkatu 5
00180 Helsinki
Finland

LEGAL ADVISERS TO THE COMPANY

Roschier Holmberg, Attorneys Ltd.
Keskuskatu 7 A
00100 Helsinki
Finland

LEGAL ADVISERS TO THE LEAD MANAGER

Asianajotoimisto Borenius & Kemppinen Oy
Yrjönkatu 13 A
00120 Helsinki
Finland

AUDITORS

Tilintarkastajien Oy - Ernst & Young
Kaivokatu 8
00100 Helsinki
Finland